As filed with the Securities and Exchange Commission on May 4, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DEVAX, INC.

(Exact name of registrant as specified in its charter)

Delaware	3841	41-1949998
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

20996 Bake Parkway, Suite 106

Lake Forest, California 92630

(949) 334-2333

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen L. Wilson

Executive Vice President and Chief Financial Officer

Devax, Inc.

20996 Bake Parkway, Suite 106

Lake Forest, California 92630

(949) 334-2333

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lawrence B. Cohn Michael A. Hedge Stradling Yocca Carlson & Rauth 660 Newport Center Drive, Suite 1600 Newport Beach, California 92660 (949) 725-4000

Thomas R. Pollock

Paul, Hastings, Janofsky & Walker LLP

55 Second Street 24th Floor

San Francisco, California 94105

(415) 856-7000

Stephen D. Cooke

Paul, Hastings, Janofsky & Walker LLP

695 Town Center Drive, 17th Floor

Costa Mesa, California 92626

(714) 668-6200

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock ($0.001 par value)	$85,000,000	$2,609.50

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 4, 2007

Prospectus

        shares

Common Stock

This is the initial public offering of Devax, Inc. No public market currently exists for our common stock.

We currently anticipate the initial public offering price of our common stock to be between $    .     and $    .     per share. We intend to apply to list our common stock on The Nasdaq Global Market under the symbol “DEVX.”

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 9.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, before expenses, to Devax	$	$

We have granted the underwriters a 30-day option to purchase up to             ,            additional shares to cover any over-allotments.

Delivery of shares will be made on or about                          , 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.	Thomas Weisel Partners LLC

CIBC World Markets	A.G. Edwards

The date of this prospectus is                     , 2007

DEVAX

Axxess® Stent Technology

- Novel drug-eluting stent system designed for the treatment of bifurcation lesions
- Conical, self-expanding stent conforms to the anatomy of the bifurcation
- Biolimus A9® drug coating has been shown to be effective against tissue proliferation
- Simple stent deployment with low-profile rapid exchange delivery system
- Can be used alone or in conjunction with traditional drug-eluting stents
- Over 360 patients treated to date with Axxess drug-eluting stents

Caution: Axxess and Axxess LM have not been approved for sale by any regulatory authority

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making offers to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, operating results and prospects may have changed since that date.

Market and Industry Data

Unless otherwise indicated, information contained in this prospectus concerning the medical device industry, the cardiovascular market, including our general expectations and market position, market opportunity and market share, is based on information from independent industry analysts and third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as our own management’s experience in the industry, and are based on assumptions made by us based on such data and our knowledge of such industry and markets, which we believe to be reasonable. Except for Health Research International, none of the sources cited in this prospectus has consented to the inclusion of any data from its reports, nor have we sought their consent. Our estimates have not been verified by any independent source, and we have not independently verified any third-party information and cannot assure you of its accuracy or completeness. In addition, while we believe the market position, market opportunity and market share information included in this prospectus is generally reliable, such information is inherently imprecise. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors."

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider before investing in our common stock. Therefore, before making an investment decision, you should also read the more detailed information set out in this prospectus, including “Risk Factors” and the financial statements and related notes included elsewhere in this prospectus. References in this prospectus to “we,” “us,” “our,” “company” and “Devax” refer to Devax, Inc. unless the context requires otherwise.

Devax, Inc.

Our Business

We are a medical device company focused on developing and commercializing novel drug-eluting stent systems. Our technology targets the treatment of bifurcation lesions, or vascular disease located at the division of one artery into two, which may occur throughout the vasculature. Collectively, treatment of these bifurcation lesions results in approximately 1.0 million procedures per year, representing a worldwide market opportunity of approximately $2.0 billion given our current product pricing assumptions. Treatment options for bifurcation lesions are limited given that surgery is highly invasive, medical treatments are often ineffective and the complex anatomy of the bifurcation often results in sub-optimal stenting outcomes. Traditional drug-eluting stents, which are used off-label to treat bifurcation lesions, do not conform to the natural shape of the bifurcation and may result in poor clinical outcomes, including elevated rates of repeat procedures and restenosis, the renarrowing of the arteries over time. The United States Food and Drug Administration, or FDA, has not approved any stent for the treatment of bifurcation lesions. We are the only company with human clinical experience utilizing a drug-eluting stent designed specifically for use in bifurcation lesions, with over 360 patients treated to date.

We believe our product development and clinical progress to date will enable us to achieve a significant first-mover advantage in the worldwide market for the treatment of bifurcation lesions. Our initial areas of focus include:

•

Epicardial Arteries, or ECA:    Our first product, the Axxess® stent system, is designed to treat ECA bifurcation lesions. To date, we have treated over 330 patients with the Axxess stent system, and we are awaiting an Investigational Device Exemption, or IDE, from the FDA to commence clinical trials in the United States, which we expect to receive by late 2007. In addition, we expect to receive CE Mark approval from European regulatory authorities by late 2007. We estimate the worldwide market opportunity to be in excess of $1.0 billion annually.

•

Left Main Coronary Artery, or LMCA:    Our second product, the Axxess LM® stent system, is designed to treat LMCA bifurcation lesions. These lesions are rarely treated with traditional stents, and the current standard of care is open chest surgery involving a coronary artery bypass graft, or CABG. To date, we have treated more than 30 patients with the Axxess LM stent system with favorable clinical outcomes. We estimate the worldwide market opportunity to be in excess of $500 million annually.

•

Carotid Arteries, or Carotids:    Our third product targets Carotid bifurcation lesions. Approximately 90% of Carotid lesions occur within 20mm of the point where the common Carotid bifurcates into the internal and external Carotids, and may therefore benefit from a stent specifically designed to treat bifurcation lesions. The device is in the prototype phase and has not yet been used in humans. All currently marketed Carotid stents are bare metal. We estimate the worldwide market opportunity to be in excess of $400 million annually.

Our stents are made from a shape-memory alloy, known as nitinol, coated with an anti-inflammatory, anti-proliferative drug and a biodegradable polymer, which in combination are intended to reduce the incidence of restenosis. The proprietary conical shape of our stent is designed to conform to the anatomy of the bifurcation, providing complete coverage of the lesion and lending structural stability to the vessel. Our stent coating, which we license from a third party, consists of Biolimus A9® and polylactic acid, or PLA, a commonly used biodegradable polymer. Our stents are delivered to the site of the lesion through a low-profile, rapid exchange catheter, a delivery system preferred by most cardiologists. The unique design of our stent systems allows them to be used alone or adjunctively with one or more traditional stents depending on the nature of the disease being treated.

Clinical and Regulatory Status

Our drug-eluting stent systems are combination devices, comprised of a stent with a drug coating, which require clinical trials and regulatory approval as medical devices before they can be marketed. We have completed treatment of patients in three clinical trials: AXXESS, AXXESS PLUS and AXXENT. The six-month data from the AXXESS PLUS trial, which studied the Axxess stent system in 139 patients, was presented at the Transcatheter Cardiovascular Therapeutics Conference, or TCT, in October 2005 and demonstrated favorable initial safety and effectiveness for the treatment of ECA bifurcation lesions. In October 2006 at TCT, we presented the six-month data from the 33 patient AXXENT study, which we believe is the only clinical study of a stent specifically designed to treat LMCA bifurcation lesions. The data showed that the Axxess LM stent can successfully treat LMCA lesions and had an in-stent binary restenosis rate of 0% at six-month follow-up. We believe that the results of these trials indicate that the Axxess technology platform may offer superior clinical results when compared with stenting techniques not indicated for use, or off-label.

We license our drug coating from a third party, an affiliate of Biosensors International Group, Ltd., or Biosensors, and our filings with regulatory authorities in the United States and the European Union reference Biosensors’ drug master file, or DMF, and device master file, or MAF. The approval of our products by these regulatory authorities is dependent in part upon data contained within Biosensors’ DMF and MAF as they relate to our products. We submitted an application for the CE Mark to gain European regulatory approval for our Axxess stent system and, in December 2006, we received questions from the Competent Authority regarding, among other things, Biosensors’ DMF and MAF as they relate to our products. We are prepared to respond to these questions following the resolution of the questions relating to Biosensors’ European DMF and MAF for Biolimus A9. We expect to receive CE Mark approval by late 2007. Such approval will allow us to begin commercialization of the Axxess stent system in select countries within the European Union and countries outside of the European Union that recognize the CE Mark for regulatory purposes.

We will need pre-market approval, or PMA, from the FDA before we can market our products in the United States, which we expect will require data from clinical trials of approximately 2,000 patients in the aggregate treated with a Biolimus A9-eluting stent. Our current trial, DIVERGE, is a multi-center, controlled clinical study of our Axxess stent system, and we expect to enroll up to 600 patients in this study. To initiate clinical trials in the United States, we first need the FDA to grant us an IDE. As soon as the DIVERGE IDE is approved by the FDA, we will begin enrolling patients in the United States. In the meantime, we have enrolled over 185 patients, and plan to enroll at least 115 additional patients outside of the United States that we believe we will be allowed to include under the DIVERGE protocol in our PMA submission. We submitted an amendment to our DIVERGE IDE on April 30, 2007. Our pivotal study, which will be required for our PMA application, will be a randomized clinical trial comparing 650 patients treated with Axxess stents against 650 patients treated with traditional drug-eluting stents utilizing off-label stenting techniques. The remaining patients will be collected from either post-market studies conducted with the Axxess stent or by pooling data from other Biolimus A9-eluting stent studies, if allowed by the FDA. We anticipate submitting our PMA application during the second half of 2009.

Market Opportunity

Vascular disease is one of the leading causes of death worldwide. The disease is the result of an accumulation of plaque, which is a mixture of fat, cholesterol, calcium and white blood cells, in the artery walls. As the disease progresses, the build-up of plaque can narrow or occlude the vessel, forming sites referred to as lesions. Locations where arteries bifurcate are particularly susceptible to the development of lesions because of the disturbance in the flow of blood at the site of the division.

Vascular disease in the coronary arteries, which is commonly referred to as coronary artery disease, or CAD, is the most common form of vascular disease and the leading cause of death in the United States and Europe. According to the American Heart Association, CAD affects over 15.8 million people in the United States, accounting for 1.2 million heart attacks and contributing to over 450,000 deaths annually. Vascular disease in arteries outside the coronary arteries, commonly referred to as peripheral artery disease, or PAD, affects eight million people in the United States according to the American Heart Association and is associated with significant morbidity and mortality.

The treatment of vascular disease has experienced significant innovation and has evolved from invasive bypass surgery to percutaneous, or catheter-based, interventions, such as balloon angioplasty and stenting. The most recent percutaneous innovation for the treatment of CAD was the development of drug-eluting stents, which are bare metal stents coated with a drug that is intended to reduce restenosis. To our knowledge, no drug-eluting stent has been approved to treat bifurcation lesions in any market.

While bifurcations occur in arteries throughout the body, the most clinically relevant areas are the ECA, LMCA, and Carotids. ECA lesions constitute the largest market opportunity for stents today. Based in part upon information from Health Research International, we believe that approximately 20% of those patients undergoing percutaneous coronary interventions, or PCI, suffer from ECA bifurcation lesions, and we believe these patients could benefit from an appropriately designed stent. However, there is no widely accepted data regarding the total prevalence of ECA bifurcation lesions and existing data cited in the literature and clinical studies vary significantly. Assuming an estimated 20% prevalence, the potential worldwide market opportunity is approximately 540,000 PCI procedures annually. This estimated percentage does not include patients currently treated surgically or with drug therapy, which could further expand this market.

An estimated 3.5% of the approximately 5.0 million patients receiving coronary diagnostic angiography worldwide present with arterial lesions at the bifurcation of the LMCA. Blockages of the LMCA can be life threatening and require immediate treatment, which is typically done with highly invasive CABG surgery. These CABG surgeries, as well as those LMCA lesions treated off-label with current stent technology, represent a significant market opportunity for an appropriately designed stent, which we estimate at 175,000 procedures annually on a worldwide basis. Interventional cardiologists have been reluctant to treat LMCA patients off-label with existing stent technology due to the significant risks associated with procedural and post-procedural complications.

Presently, revascularization of the Carotids is done either surgically with an invasive endarterectomy procedure or percutaneously with a stent procedure. Stent procedures have grown from use in approximately 13% of Carotid revascularization procedures in 2004 to approximately 25% in 2007, and are projected to increase to over 39% by 2010. There are over 270,000 Carotid stenting and surgical procedures performed annually, 90% of which we estimate may benefit from a stent specifically designed for bifurcation lesions.

Limitations of Current Stenting Treatments for Coronary Bifurcation Lesions

In an attempt to treat bifurcation lesions percutaneously, interventional cardiologists have implanted traditional drug-eluting stents off-label, distorting the shape of the stents in order to match the irregular shape of the dividing arteries. These off-label procedures often result in one or more of the following: stents layered on top of each other; shifting or plowing of plaque into one of the vessels; and incomplete coverage of the lesion, particularly at the origin of the side branch, or ostium. Off-label use of traditional drug-eluting stents is limited by several significant deficiencies, which may include:

•	Poor procedural outcomes that result in compromised revascularization of one or both arteries;

•	Complex and time consuming procedures that are difficult to perform, even for experienced interventional cardiologists, which may lead the physician to refer the patient to surgery;

•	Stent damage and poor drug performance resulting from stent deformation required in many positioning techniques, which may contribute to stent thrombosis and restenosis; and

•	Reduced access for repeat interventions due to occlusion of the side branch vessel caused by stent placement, plaque shift, or restenosis.

Our Solution

We believe that our Axxess stent technology is the only system designed to address the unique physiological and structural challenges inherent in the treatment of bifurcation lesions. The Axxess stent technology incorporates a self-expanding, nitinol stent and a drug coating, which in combination are intended to reduce the incidence of restenosis of the treated arteries and associated complications. The key aspects of our technology include:

•

Innovative Stent Designed Specifically for Bifurcation Lesions.    Our Axxess stents are self-expanding and conform to the unique geometry of bifurcation lesions, which results in full apposition to the vessel wall ensuring proper delivery of the drug, minimizing plaque shift, maintaining access to the side branch, and preserving blood flow to downstream vessels.

•

Simple Stent Deployment and Placement.    Our Axxess stents are delivered to the site of the bifurcation in a low-profile, rapid exchange delivery catheter and are easily and accurately deployed within the main vessel at the point of bifurcation through a quick and simple placement technique.

•

Flexible Treatment Options.    Our Axxess stents can be used alone, or in conjunction with one or more traditional coronary stents in order to fully address the lesion depending on the nature of the disease and the anatomy of the artery being treated. This flexibility allows physicians to customize the stent selection to address the broad anatomical variety of bifurcation lesions.

•

Anti-Restenosis Drug and Biodegradable Coating.    Our drug coating, Biolimus A9, has been shown to be effective against tissue proliferation, a leading cause of restenosis. The biodegradable PLA coating facilitates the delivery of the drug in a consistent fashion. The advantage of PLA is that it is safely and fully absorbed by the body, which we believe may reduce the likelihood of late-stent thrombosis, or the formation of a clot 30 or more days after the procedure.

Our Strategy

Our goal is to become the first provider of drug-eluting stents specifically designed and approved for the treatment of bifurcation lesions, replacing all bifurcation treatment techniques used by physicians today, and to establish a durable leadership position. In addition, we expect to expand the existing stent market to include other bifurcation lesions that are suitable for stent therapy, such as those in the LMCA and Carotids. Key elements of our strategy include:

•	Demonstrate the clinical safety and effectiveness of, and gain regulatory approval for, the Axxess and Axxess LM stent systems;

•	Commercialize and drive worldwide adoption of our products;

•	Build awareness and support among physicians through close collaboration with key opinion leaders in the field of interventional cardiology;

•	Enhance the range of physician treatment options, including the choice of traditional drug-eluting stents used adjunctively with our stent;

•	Leverage our technology platform into multiple indications including bifurcation lesions in the Carotids and elsewhere in the peripheral vasculature; and

•	Expand and strengthen our intellectual property position.

Risks Associated with Our Business

Our business is subject to numerous risks, as discussed more fully in the section entitled “Risk Factors” following this prospectus summary. We are a development stage company and will be unable to accurately predict our future performance. We do not have any approved products for sale in any jurisdiction and as a result, have not generated revenue to date. As of March 31, 2007, we had an accumulated deficit of $39.4 million and we may never achieve profitability.

We may be unable, for many reasons, including those that are beyond our control, to implement our current business strategy. We rely on a third party, Biosensors, over whom we have little or no control, for the supply of the drug coating we use on our stents and for submitting regulatory documentation to regulatory authorities for the use of this drug coating on stents. In order to demonstrate the safety and effectiveness of our products, we will need to conduct expensive clinical trials involving large patient populations comparing our stents to other currently established drug-eluting stents. There can be no assurance that the results of these clinical trials will demonstrate the safety and effectiveness of our stent systems. While our clinical trials to date have yielded results that are favorable, these data are not necessarily indicative of data we will obtain in other trials and are not necessarily predictive of regulatory approval or commercial success. We will depend on the adoption of our products by physicians to generate revenue from the sales of our stent systems. Our success also depends on our ability to effectively design, develop, maintain and prosecute adequate intellectual property covering, obtain regulatory approvals for, and commercialize our products. We may face competition from large multinational competitors who have more experience and resources in manufacturing, sales and marketing and research and development than we do.

Corporate Information

We were incorporated in Delaware in August 1999. Our principal executive office is located at 20996 Bake Parkway, Suite 106, Lake Forest, California, 92630 and our telephone number is (949) 334-2333. Our website is located at http://www.devax.net. The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.

Axxess®, Axxess Plus® and Axxess LM® are our trademarks. This prospectus also includes brand names, trademarks, service marks and trade names owned by other parties, and these brand names, trademarks, service marks and trade names are the property of their respective owners.

The Offering

Common stock offered	shares

Common stock outstanding after this offering	shares

Use of proceeds

We intend to use the net proceeds of this offering to support our continuing clinical trials and research and development activities, to obtain necessary regulatory approvals, to build the necessary infrastructure for commercialization of our products, and for capital expenditures, working capital and other general corporate purposes. See “Use of Proceeds.”

Proposed Nasdaq Global Market symbol	DEVX

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of March 31, 2007 and assumes the following:

•	No exercise of the underwriters’ over-allotment option;

•	The adoption of our restated certificate of incorporation and restated by-laws effective immediately upon the closing of this offering;

•	The conversion of all our outstanding convertible preferred stock into 14,524,731 shares of common stock immediately upon the closing of this offering; and

•

The settlement of accrued but unpaid dividends on our Series B and Series C convertible preferred stock into             shares of common stock based on 90% of an assumed offering price of $        , the midpoint of the range on the cover page of this prospectus, immediately upon the closing of this offering.

The number of shares of our common stock to be outstanding immediately after this offering excludes, as of March 31, 2007:

•	4,164,852 shares issuable upon exercise of outstanding options, with exercise prices ranging from $0.29 to $1.14 per share, at a weighted average exercise price of $0.53 per share;

•	1,570,498 shares issuable upon exercise of outstanding warrants with an exercise price of $2.96 per share;

•	91,247 shares issuable upon exercise of an outstanding warrant with an exercise price of $3.77 per share;

•

200,000 shares available for future issuance under our existing 1999 Equity Incentive Plan, and an aggregate of 1,200,000 additional shares available for future grant under our 2007 Stock Incentive Plan and our 2007 Employee Stock Purchase Plan, both of which have been adopted and become effective upon the completion of this offering; and

•	Automatic annual increases in the of number of shares of common stock available under our 2007 Stock Incentive Plan and 2007 Employee Stock Purchase Plan.

Summary Financial Data

The following tables summarize our financial data for the periods presented. The summary financial data for each of the years ended December 31, 2006, 2005 and 2004 are derived from our audited financial statements, included elsewhere in this prospectus. The summary financial data for the years ended December 31, 2003 and 2002 have been derived from our unaudited financial statements not included in this prospectus. The summary financial data as of March 31, 2007 and for the three months ended March 31, 2007 and 2006 and for the period from August 18, 1999 (Inception) to March 31, 2007 are derived from our unaudited financial statements, included elsewhere in this prospectus. We have prepared the unaudited financial statements on the same basis as our audited financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position and results of our operations for each of the periods mentioned. The historical results are not necessarily indicative of the results to be expected for any future periods and the results for the three months ended March 31, 2007 should not be considered indicative of results expected for the full fiscal year. You should read the following financial information together with the information under “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,		Period from August 18, 1999 (Inception) to March 31, 2007
	2006	2005	2004	2003	2002	2007	2006
	(in thousands, except per share data)
Statements of Operations Data:
Operating expenses:
Research and development	$7,999	$5,603	$3,596	$1,565	$1,476	$2,689	$1,336	$24,267
General and administrative	1,603	985	774	673	597	1,692	234	7,899

Total operating expenses	9,602	6,588	4,370	2,238	2,073	4,381	1,570	32,166

Loss from operations	(9,602)	(6,588)	(4,370)	(2,238)	(2,073)	(4,381)	(1,570)	(32,166)
Other, net	1,391	265	(221)	(24)	106	300	336	1,733

Net loss	(8,211)	(6,323)	(4,591)	(2,262)	(1,967)	(4,081)	(1,234)	(30,433)
Accretion of preferred stock dividends and issuance offering costs	(2,069)	(2,319)	(1,950)	(925)	(741)	(549)	(498)	(8,983)

Net loss attributable to common stockholders	$(10,280)	$(8,642)	$(6,541)	$(3,187)	$(2,708)	$(4,630)	$(1,732)	$(39,416)

Net loss per share attributable to common stockholders – basic and diluted(1)	$(5.11)	$(4.38)	$(3.32)	$(1.62)	$(1.38)	$(1.84)	$(0.87)
Weighted average shares outstanding – basic and diluted(1)	2,012	1,974	1,969	1,965	1,965	2,511	1,990
Pro forma net loss per share – basic and diluted (unaudited)(1)	$(0.62)					$(0.27)
Pro forma weighted average shares outstanding – basic and diluted (unaudited)(1)	16,537					17,035

	March 31, 2007
	Actual	Pro Forma As Adjusted(2)
	(in thousands)
Balance Sheet Data:

Cash, cash equivalents and short-term investments	$22,092	$
Working capital	20,515
Total assets	22,984
Accrued dividends on Series B and Series C convertible preferred stock	7,610
Deficit accumulated during the development stage	(39,416)
Total stockholders’ equity	13,604

(1)	See note 2 of the notes to our financial statements included elsewhere in this prospectus for an explanation of the determination of the number of shares used in computing per share data.
(2)

The pro forma as adjusted column gives effect to the conversion of all of our outstanding convertible preferred stock, and the settlement of accrued but unpaid dividends on our Series B and Series C convertible preferred stock into          shares of common stock based on 90% of an assumed offering price of $        , the midpoint of the range on the cover page of this prospectus; and, to give effect to the sale of          shares of our common stock in this offering at an assumed offering price of $             per share, the midpoint of the range on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering costs payable by us.

R ISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition, operating results and prospects would suffer. In that case, the trading price of our common stock would likely decline and you might lose all or part of your investment in our common stock. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our operations and business results.

Risks Related to Our Business

We are a development stage company and have incurred losses since inception and we expect to incur increasing losses for the foreseeable future. We may never achieve or sustain profitability.

We have never generated revenues and we have incurred net losses since our inception in August 1999. For the fiscal years ended December 31, 2004, 2005 and 2006, and for the three months ended March 31, 2007, we had net losses of $6.5 million, $8.6 million, $10.3 million and $4.6 million, respectively. Through March 31, 2007, we had an accumulated deficit of $39.4 million. To date, we have financed our operations through private placements of our equity securities and have devoted substantially all of our resources to research and development of our Axxess technology and clinical evaluation of our stent systems. Since we have not received approval from any regulatory authority for our products, we are unable to market our products. We expect our research and development expense to increase significantly in connection with our clinical trials and continued product development activities and our ability to achieve revenue is dependent on a number of factors including, but not limited to, our obtaining the necessary regulatory approvals to successfully sell and commercialize our products. If we receive the CE Mark or approval from the United States Food and Drug Administration, or FDA, for our stent systems, we expect to incur significant sales and marketing expense and manufacturing expense to launch and fully commercialize our products. Additionally, following this offering, our general and administrative expense will increase due to the additional operational and reporting costs associated with being a public company. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. These losses will continue to have an adverse effect on our stockholders’ equity and we may never achieve or sustain profitability.

We are wholly dependent on Biosensors for the drug coating placed on all our stents and any delay or failure by Biosensors to submit an acceptable DMF and MAF to regulatory authorities could delay our clinical trials or prevent or delay commercialization of our stent systems.

In December 2003, we entered into a license and coating services agreement with Biosensors, whereby we obtained non-exclusive rights to use Biosensors’ drug coating on our Axxess stents for use in vascular bifurcations. The drug coating consists of Biolimus A9, an anti-inflammatory drug that is a derivative of rapamycin and polylactic acid, or PLA, a biodegradable polymer used to release the drug over time. This drug coating has been approved only for clinical use. Our filings with regulatory authorities in the United States and European Union reference Biosensors’ drug master file, or DMF, and device master file, or MAF. The approval of our products by these regulatory authorities is dependent in part upon data contained within Biosensors’ DMF and MAF as they relate to our products. Biosensors does not have substantial experience in developing or manufacturing drugs or obtaining regulatory approval for drugs or drugs used in combination with a medical device in any jurisdiction.

If Biosensors experiences delays or problems in addressing any issues raised by regulatory authorities on its DMF and MAF as they relate to our products, our currently planned clinical trials and the approval of our products may be substantially delayed and we may be required to restart clinical programs with an alternative drug coating. In the event that we experience these delays or need to restart clinical programs, our regulatory and commercialization timelines will need to be extended and we may experience a significant decline in our stock price.

We currently do not have, and may never have, any products available for sale. Our efforts to obtain product approvals and to commercialize our products may not succeed or such approvals and commercialization may be delayed for many reasons, which will adversely affect our business and prospects.

We are a development stage medical device company with a limited history of operations and we currently do not have any products available for sale or other sources of revenue. Our ability to generate revenue depends entirely upon the successful clinical development, regulatory approval and commercialization of our Axxess stent systems. Our products currently under development and any other products that we develop in the future will require extensive additional clinical testing, regulatory approval and significant marketing efforts before they can be sold and generate any revenue. Our efforts to commercialize our products may not succeed for a number of reasons including:

•	Our products may not demonstrate safety and effectiveness in our clinical trials;

•

We are wholly dependent on the efforts undertaken by Biosensors, and would be significantly impacted by any regulatory delays or barriers that Biosensors may encounter in submitting an acceptable DMF and MAF for the drug coating to the regulatory authorities and meeting the FDA’s requirements for a new molecular entity;

•	We may not be able to obtain regulatory approvals for our products, or the approved indications for our products may be narrower than we seek;

•	We may experience delays in our clinical development program, including initiation and completion of our clinical trials;

•	Any products that are approved may not be accepted in the marketplace by physicians or patients;

•	Physicians may not receive adequate coverage and reimbursement for procedures using our products;

•	Any technological change may make our Axxess technology and our products obsolete;

•	We may not be able to manufacture our stent systems in commercial quantities or at an acceptable cost;

•	We may not have adequate financial or other resources to complete the development and commercialization of our stent systems; and

•	We may be sued for infringement of intellectual property rights and could be enjoined from manufacturing or selling our products.

We cannot market our products in the European Union until we receive the CE Mark or in the United States until we receive pre-market approval, or PMA. The earliest we expect to commercialize our products in the European Union is in 2008, if at all, and in the United States is in 2010, if at all. If we are not successful in the initiation and completion of clinical trials and in gaining approval to commercialize our stent systems for the treatment of coronary artery disease, or CAD, we may never generate any revenue and may be forced to cease operations. To the extent we fail or experience delays in the commercialization of our products, our licenses, operating results, financial condition, business and prospects will be adversely affected.

We have not received, and may never receive, FDA or other regulatory approvals necessary to market our products.

In addition to the submission by Biosensors of a DMF and a MAF that are acceptable to regulatory authorities, which we must reference in the regulatory applications for our products, we must obtain regulatory approval to market our products. Our stent systems are combination medical devices, incorporating both a shape- memory alloy, known as nitinol, and an anti-proliferative drug coating consisting of Biolimus A9 and PLA, and will be regulated as Class III medical devices in the United States. The drug coating for our stents will be reviewed by the FDA’s Center for Drug Evaluation and Research, or CDER, and the device will be reviewed by the FDA’s Center for Devices and Radiological Health, or CDRH, with the overall product approved by CDRH as a medical device. In the European Union, we must demonstrate that the action of the drug coating is ancillary to that of the stent in order to have a unique regulatory submission for the combination device.

We do not currently have the necessary regulatory approvals to market any of our products in any jurisdiction. If we obtain the necessary regulatory approvals, we plan initially to launch our products in select European countries and select countries outside of Europe that rely on a CE Mark for regulatory purposes and later in the United States. Regulatory approval in the European Union for our products will require us to successfully obtain the necessary certifications from our designated Notified Body.

The regulatory approval process in the United States for our products involves, among other things, successfully receiving authorization from the FDA to conduct clinical trials under an investigational device exemption, or IDE, completing pre-clinical and clinical trials, and compiling, submitting and obtaining PMA from the FDA. The PMA process requires us to demonstrate the safety and effectiveness of our products to the FDA’s satisfaction. This process is expensive and uncertain and requires detailed and comprehensive scientific and human clinical data. While the FDA review process generally takes one to three years after filing the PMA application, our PMA application review could take much longer and may never result in the FDA granting PMA.

Our regulatory approvals may be delayed, limited or denied for a number of reasons, including:

•	Our stent systems may not be safe or effective or may not otherwise meet regulatory requirements;

•	The data from our pre-clinical studies and clinical trials may be insufficient to support approval;

•	The manufacturing processes or facilities we or our suppliers use may not meet stringent regulatory requirements;

•	The information provided by Biosensors in its DMF and MAF may be inadequate; and

•	Changes in regulatory approval policies or adoption of new regulations may require us to provide additional data.

According to the conformity assessment procedure in the European Union, the Notified Body must carry out the appropriate examinations and tests in order to verify the conformity of the device with the requirements of Council Directive 93/42/EEC of June 14, 1993 concerning medical devices. Among other requirements, the conformity assessment must evaluate clinical data regarding the device’s characteristics and performance under the normal conditions of use. The conformity assessment process also evaluates any adverse effects that may be observed during clinical studies. Finally, before being authorized to use CE Mark, we must confirm that no other purely national requirements exist in the European Union countries where the device will be commercialized.

We will also have to obtain similar, and in some cases more stringent, foreign regulatory approval in order to commercialize our products outside of the European Union and United States. Even if ultimately approved in a particular jurisdiction, our Axxess stent systems may not be approved for the indications that are necessary or desirable for successful commercialization. We may not obtain the necessary regulatory approvals to market our products in the European Union, United States or in other markets. Any delay in, or failure to receive or maintain, approval for our products will prevent us from selling our products and from generating revenue.

Preliminary third-party data has raised concerns that drug-eluting stents may cause an increase in late-stent thrombosis. In the event that regulatory authorities determine that such concerns are valid or otherwise require additional study and analysis beyond what they have already indicated, we may experience a delay in obtaining, or we may be unable to obtain, regulatory clearances for our products and, even if approved, the market acceptance of our products may be significantly impaired which would negatively affect our business, operating results and prospects.

In September 2006, the FDA issued a Statement on Coronary Drug-Eluting Stents, which discussed clinical data presented at the March 2006 American College of Cardiology Scientific Sessions in Atlanta, Georgia, and the September 2006 European Society of Cardiology Annual Meeting/World Congress of Cardiology Meeting in Barcelona, Spain. This data suggested a small but significant increase in the rate of death and myocardial infarction, or MI, or heart attack, potentially due to late-stent thrombosis, or the formation of a clot 30 or more days after the procedure, in patients treated with drug-eluting stents at 18 months to three years after stent implantation. The FDA stated that, while these studies have raised important questions regarding the safety and effectiveness of drug-eluting stents, it is not possible to fully characterize the mechanisms, risks and incidence rates of late-stent thrombosis following implantation of drug-eluting stents based on currently available data. The FDA convened a public meeting of its Circulatory System Devices Advisory Panel, or CSDA Panel, in December 2006 with the intention of obtaining additional information on the risks, timing and incidence rates of late-stent thrombosis and its relationship to death and MI. The CSDA Panel made the following statements in response to the FDA’s questions:

•

The CSDA Panel was in general agreement that drug-eluting stents, when used in accordance with their FDA-approved, labeled indications, are associated with a clinically important numerical excess of late-stent thromboses after one year post-implantation, compared to bare metal stents; however, the magnitude of this excess is uncertain and additional data is needed.

•

Based on the analyses presented by the two manufacturers of currently marketed drug-eluting stents in the United States, the CSDA Panel concluded that drug-eluting stents were not associated with an increased risk of death or heart attacks compared to bare metal stents despite an apparent increase in late-stent thrombosis rates after one year following implantation of the devices.

•	The CSDA Panel requested longer-term follow-up and an increased number of patients in future drug-eluting stent clinical trials.

•

The CSDA Panel reached consensus that the drug-eluting stent safety concerns do not outweigh their benefits compared to bare metal stents when used within the limits of the currently approved FDA indications.

•

The CSDA Panel discussed different options for modifying the labeling of drug-eluting stents, and was in consensus that labeling should include a reference to the current PCI Practice Guidelines for the duration of antiplatelet therapy following the implantation of a drug-eluting stent.

The CSDA Panel’s opinion is advisory and the FDA has not issued final conclusions or recommendations from this meeting. However, the FDA updated its Statement on Coronary Drug-Eluting Stents in December 2006 based upon the CSDA Panel’s findings. Any long-term data produced in response to the CSDA Panel’s request may not support its current conclusions and the FDA may alter or change its determination regarding the safety and effectiveness of drug-eluting stents. Any adverse determination by the FDA regarding the safety and effectiveness of drug-eluting stents would have a significant adverse impact on our business and prospects.

If Biosensors fails to properly coat sufficient quantities of our stents, or fails to test samples of our products accurately or in a timely manner, or if our license agreement with Biosensors terminates for any reason, clinical trials and commercialization of our stent systems may be prevented or delayed as a result.

Biosensors is the sole provider of the drug coating used on our stents, and we are unaware of any alternative source for this drug coating. In addition, except in the case of Biosensors’ material failure to supply such services over an extended period of time, we do not have the right to coat our stents with Biosensors’ drug coating. We do not have the right to use alternate suppliers for the drug coating that we obtain from Biosensors. We have not in-licensed an alternative drug for use in the event that we are unable to obtain a sufficient supply of the drug coating from Biosensors. Currently, Biosensors relies on a sole-source, a third-party Japanese pharmaceutical company, to manufacture and supply Biosensors with Biolimus A9, which Biosensors mixes with the PLA. We have no relationship with, control over, or contact with this supplier and cannot contract directly with it to obtain Biolimus A9 if we are unable to obtain Biolimus A9 from Biosensors. In addition, this supplier is subject to significant legal and regulatory requirements with regard to the production of Biolimus A9, including stringent Good Manufacturing Practices, or GMP, regulations, which are strictly enforced by regulatory authorities in all jurisdictions, including the FDA and the Japanese Ministry of Health, Labor and Welfare, and any failure on the part of this supplier to comply with these requirements may interrupt the supply of Biolimus A9 to Biosensors and, as a result, may interrupt Biosensors supplying the drug coating to us. Biosensors has also entered into, and may continue to enter into, agreements to supply the drug coating to other licensees. Our clinical trials and the development and commercialization of our Axxess stent systems could be prevented or delayed if:

•	Biosensors is unable or refuses to meet our demand for the drug coating;

•

Our license agreement with Biosensors terminates for any reason, including insolvency or our failure to commence commercial sales of our stent systems utilizing Biosensors’ drug coating outside of the United States by June 30, 2008 and in the United States by December 31, 2011; or

•	Biosensors does not meet regulatory quality requirements and other specifications applicable to the drug coating.

To date, our drug coating requirements have been limited to the small quantities that we need to conduct our development and pre-clinical and clinical trials. If we obtain regulatory approval for our products, we will require substantially larger quantities of the drug coating. Biosensors may not provide us with sufficient quantities of drug-coated stents and such supply may not meet our quality requirements or other specifications. In the event that we do not receive adequate supply of drug-coated stents, we will likely be unable to locate an alternative supplier of the drug coating, or any alternative drug, in a timely manner or on commercially reasonable terms. The PLA or the drug coating will require the consent of Biosensors and prior regulatory approval, which will require significant time and effort to obtain and we may not be able to obtain such consent and regulatory approval. Our inability to obtain sufficient quantities of drug-coated stents which meet regulatory quality requirements and other specifications or any delay in obtaining such supply could delay our clinical trials or affect the commercialization of our stent systems, which could have a significant adverse affect on our future operations. In addition, Biosensors performs all testing of the drug coating. This may result in our inability to procure sufficient quantities of our products to support our clinical trials and commercialization efforts. Any inaccuracy or delay in receiving the test results could negatively affect our ability to commercialize our products.

We have very limited long-term data regarding the safety and effectiveness of our Axxess stent systems and we have no data on late-stent thrombosis and the use of our Axxess stent systems. Any additional long-term data that is generated may not be consistent with our current data, which could affect the regulatory approval of our products or the rate at which our products are adopted and adversely affect our business and prospects.

Two important factors in our clinical trials, upon which the safety and effectiveness of our Axxess stent systems may be measured, are the rate of restenosis, or the renarrowing of the treated artery over time, and the rate of reintervention, or retreatment following the procedures using our Axxess stent systems. We believe that physicians and regulators will compare the rates of long-term restenosis and reintervention for our Axxess stent systems against existing procedures used to treat bifurcation lesions.

If, in our planned comparative pivotal clinical trial, we fail to demonstrate restenosis and reintervention rates, as well as other clinical trial safety endpoints and performance, better than, or comparable to, existing procedures used to treat bifurcation lesions, our ability to successfully market the Axxess stent systems may be significantly limited. If the long-term rates of restenosis and reintervention do not meet regulators’ or physicians’ expectations, our Axxess stent systems may not receive regulatory approval or, if approved, may not become widely adopted, and physicians may recommend that patients receive alternative treatment methods.

Another important factor upon which the safety and effectiveness of our Axxess stent systems will be measured is the incidence of late-stent thrombosis following procedures using our stents. The FDA convened a public meeting of the CSDA Panel, in December 2006 with the intention of obtaining additional information on the risks, timing and incidence rates of late-stent thrombosis. We currently have no data on late-stent thrombosis and the use of our Axxess stent systems, and any additional long-term data, once obtained, may not be different than that suggested in the recent studies regarding late-stent thrombosis resulting in increased major adverse cardiac events, or MACE. Another significant factor that physicians and regulators will consider is acute safety data on complications that occur with the use of our products. If the results obtained from our clinical trials indicate that our products are not as safe or effective as other treatment options or as our current limited long-term data would suggest, our products may not be approved and the adoption and commercialization of our products may suffer and our business would be harmed.

If our pre-clinical studies or clinical trials do not meet safety or effectiveness endpoints, or if we experience significant delays in completing these studies or trials, our ability to commercialize our Axxess stent systems or other products and our business will be impaired.

Before marketing and selling our Axxess stent systems or any other products, in addition to other requirements, we must successfully complete pre-clinical studies and clinical trials that demonstrate that our products are safe and effective. We currently have a limited amount of clinical data regarding the safety and effectiveness of our Axxess stent systems, and no data beyond 12 months, including no data on the incidence of late-stent thrombosis. The results from our limited clinical experience for our Axxess stent systems do not necessarily predict long-term clinical benefits and may not be replicated in subsequent clinical trials. Furthermore, all of our existing data has been produced in studies that involve relatively small patient groups, and the results may not be reproduced in wider patient populations. We plan to conduct additional larger-scale clinical trials to determine whether our products are safe and effective and to support our applications for regulatory approval in the European Union and the United States. We expect that the FDA will require that one or more of these additional clinical studies be a comparative study comparing the safety and effectiveness of our stent systems to techniques with traditional stents in large patient populations of approximately 1,300 patients.

The commencement or completion of any of our clinical trials may be delayed or halted for numerous reasons, including, but not limited to, the following:

•

Biosensors fails to submit in a timely fashion, if at all, its DMF and its MAF for the drug coating with our designated Notified Body in the European Union or the FDA, or such filings fail to meet regulatory requirements;

•	The FDA or other regulatory authorities do not approve our clinical trial protocols or our clinical trials, or suspend or place a clinical trial on hold;

•	Patients are not enrolled in clinical trials at the rate we expect;

•	Third-party clinical investigators do not conduct follow-up visits with patients or patients drop out of the clinical trials at rates we do not expect;

•	Patients experience adverse events, which may or may not be related to our products;

•	Patients die during a clinical trial for a variety of reasons, including the advanced stage of their disease and medical problems, which may or may not be related to our products;

•

Third-party clinical investigators do not perform our clinical trials on our anticipated schedule or consistent with the clinical trial protocol, good clinical practices or other regulatory requirements, or other third-party organizations do not perform data collection and analysis in a timely or accurate manner;

•

Regulatory inspections of our clinical trials or manufacturing facilities, which may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials if investigators find us or our suppliers not in compliance with regulatory requirements;

•	Changes in governmental regulations or administrative actions;

•	The interim results of our clinical trials are inconclusive or negative; or

•	Our clinical trial designs, although approved, are inadequate to demonstrate safety and/or effectiveness.

Before we can commence our planned clinical trials in the United States for our Axxess stent system, IDE applications must be submitted and approved by the FDA for each such trial. We currently anticipate receiving approval for our first IDE application by late 2007. Clinical testing is a long, expensive and uncertain process and is subject to delays. It may take us several years to complete our testing, if we complete it at all, and a clinical trial may fail at any stage. Furthermore, data obtained from any clinical trial may be inadequate to support a PMA application or any foreign regulatory applications. Additionally, pre-clinical and clinical data can also be interpreted in different ways, which could delay, limit or prevent regulatory approval for our products.

Clinical trials necessary to support a PMA application will be expensive and will require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Delays or failures in our clinical trials will prevent us from commercializing our product and will adversely affect our business, operating results and prospects.

Clinical trials necessary to support a PMA application for our Axxess stent system will be expensive and will require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. The clinical trials supporting the PMA applications for the Cypher® stent and the Taxus® Express2 stent, which are approved by the FDA and currently marketed, involved patient populations of approximately 1,000 and 1,300, respectively. We plan to provide the FDA with data on approximately 2,000 patients with 12-month follow-up to support our PMA application. The FDA may require us to submit data on a greater number of patients and/or for a longer follow-up period or change the requirements applicable to our clinical trials. Patient enrollment in clinical trials and completion of patient follow-up depends on many factors, including the size of the patient population, the nature of the trial protocol, the attractiveness of, or risks associated with, the treatments received by our control group, the proximity of patients to clinical sites and the eligibility criteria for the clinical trial and patient compliance. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and effectiveness of our products or if they determine that the treatments received by our control group are not attractive or involve unacceptable risks. Patients may also not participate in our clinical trials if they are persuaded to participate in contemporaneous clinical trials of competitive products. In addition, patients participating in our clinical trials may die before completion of the trial or suffer adverse medical events unrelated to our products. Delays in patient enrollment or failure of patients to continue to participate in a clinical trial may cause an increase in costs and delays in the approval and attempted commercialization of our products or result in the failure of the clinical trial. Such increased costs and delays or failures could adversely affect our business, operating results and prospects.

Physicians may not widely adopt our Axxess stent systems unless they determine, based on experience, long-term clinical data and published peer reviewed journal articles, that the use of our Axxess stent systems provides a safe and effective alternative to other existing treatments for bifurcation lesions.

We believe that physicians will not widely adopt our Axxess stent systems unless they determine, based on experience, long-term clinical data and published peer reviewed journal articles, that the use of our Axxess stent systems provides a safe and effective alternative to other existing treatments for bifurcation lesions, including coronary artery bypass graft, or CABG, balloon angioplasty, bare metal stents and other drug-eluting stents. In particular, the use of bare metal stents has reportedly increased, and the use of drug-eluting stents has reportedly decreased as a result of recent clinical data indicating a higher incidence rate of late-stent thrombosis in patients treated with drug-eluting stents. We cannot predict the effect that this or other data questioning the safety of drug-eluting stents will have on the bifurcation stent market.

The data collected from our current and planned clinical trials may not be sufficient to demonstrate that our Axxess stent systems are an attractive alternative to existing procedures. If we fail to demonstrate safety and effectiveness that is at least comparable to existing procedures used to treat bifurcation lesions, our ability to successfully market our Axxess stent systems will be significantly limited. Even if the data collected from clinical studies or clinical experience indicates positive results, each physician’s actual experience with our Axxess stent systems will vary and could discourage use of our product. Clinical trials conducted with our Axxess stent systems have involved procedures performed by physicians who are technically proficient and are high volume users of drug-eluting stents. Consequently, both short- and long-term results reported in these clinical trials may be significantly more favorable than typical results of practicing physicians, which could negatively impact rates of adoption of our products. We also believe that published peer reviewed journal articles and recommendations and support by influential physicians for our Axxess stent systems will be important to market acceptance. However, we may not receive such recommendations and support. As a result, our Axxess stent systems may not be adopted.

Historically, physicians have been reluctant to utilize self-expanding stents in the treatment of coronary artery disease because of the poor procedural and clinical outcomes associated with self-expanding stents resulting primarily from difficulties physicians have in properly placing the stents within the diseased portion of the artery due to limitations of the delivery catheter. The fact that our Axxess stent systems are self-expanding may make physicians reluctant to learn more about, or to utilize, our stents which may adversely affect the rate of adoption or acceptance of our products by physicians and adversely impact our attempts to commercialize our stents.

Problems with the other stents and techniques to be used during our planned United States pivotal clinical trial or FDA mandated changes to the method of treatment we expect to use in our control group in our clinical trial could significantly delay or adversely affect the outcome of the trial and impair our ability to commercialize our Axxess stent systems.

We expect our pivotal clinical trial in the United States to compare the performance, safety and efficacy of our products against a control group consisting of currently marketed traditional drug-eluting stents placed at a bifurcation likely using the “Provisional-T” technique, which is an off-label use of such stents. In addition, we expect to use currently marketed drug-eluting stents adjacent to our Axxess stent in our treatment group. In December 2006, the CSDA Panel acknowledged that off-label use of drug-eluting stents in more complex subsets such as bifurcation lesions is associated with an expected increase in the risk of adverse affects such as stent thrombosis, death and MI, as compared to on-label use, and there is a risk that the FDA may require us to change the method of treatment we expect to use with our control group in our pivotal clinical trial, which could result in delays and otherwise adversely impact the outcome of our clinical trial. If prior to, or during the enrollment and treatment period for our planned pivotal clinical trial, there is a problem with the stent we use for the control group or if there is a recall of the Cypher stent or Taxus stent, or if either product is removed from the market, our trial would likely be substantially delayed. The FDA could also require us to redesign the clinical trial based on an alternative stent. Any significant delay or redesign could impair our ability to commercialize our Axxess stent systems.

Our products are based on a new technology, we have only limited experience in regulatory affairs and the requirements for regulatory approvals may change, which may affect our ability or the time required to obtain necessary regulatory approvals, if we obtain them at all.

Drug-eluting stents were introduced in the United States in 2003. To date, the FDA has approved only the Taxus Express2 and the Cypher drug-eluting stents for commercial sale. Because drug-eluting stents are relatively new and long-term success measures have not been completely validated, regulatory agencies, including the FDA, may take significantly more time in evaluating product approval applications for those types of products and may change the requirements for approval. Treatments may exhibit a favorable measure using one of these metrics and an unfavorable measure using another metric. Any change in the requirements for approval or the accepted metrics may result in reconfiguration of, and delays in, our clinical trials. Furthermore, the result of recent studies suggesting a correlation between drug-eluting stents and incidents of late-stent thrombosis may further delay and complicate the regulatory pathway for our products. Additionally, we have only limited experience in filing and prosecuting the applications necessary to gain regulatory approvals. As a result, we may experience a long regulatory process in connection with obtaining regulatory approvals for our products, if we obtain them at all.

If the third parties on which we rely to conduct our clinical trials and to assist us with pre-clinical development do not perform as contractually required or expected, we may not be able to obtain regulatory approval for or commercialize our products.

We do not have the ability to independently conduct clinical trials for our products and we must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct our clinical trials. In addition, we rely on third parties to assist with the pre-clinical development of our products. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if these third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our pre-clinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, our products on a timely basis, if at all, and our business, operating results and prospects may be adversely affected. Furthermore, our third-party clinical trial investigators may be delayed in conducting our clinical trials for reasons outside of their control.

Even if our products are approved by regulatory authorities, if we or our suppliers fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.

Any product for which we obtain PMA, along with the manufacturing processes, post-approval clinical data and promotional activities for such product, will be subject to continual review and periodic inspections by the FDA and other domestic and foreign regulatory bodies. In particular, we and our suppliers are required to comply with Quality System Regulations, or QSR, GMP regulations, and International Standards Organization, or ISO, regulations for the manufacture of our Axxess stent systems and other regulations which cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of any product for which we obtain PMA. Regulatory bodies enforce GMP regulations, QSR and ISO regulations through inspections. We and our third-party manufacturers and suppliers have not yet been inspected by the FDA and will have to successfully complete such inspections before we receive regulatory approval for our products. The failure by us or one of our suppliers, including Biosensors, to comply with applicable statutes and regulations administered by the FDA and other regulatory bodies, or the failure to adequately respond to any observations, could result in, among other things, any of the following enforcement actions:

•	Warning letters or untitled letters;

•	Fines and civil penalties;

•	Unanticipated expenditures;

•	Delays in approving, or refusal to approve, our products;

•	Withdrawal or suspension of approval of our products or those of our third-party suppliers by the FDA or other regulatory bodies;

•	Product recall or seizure;

•	Orders for physician notification or device repair, replacement or refund;

•	Interruption of production;

•	Operating restrictions;

•	Injunctions; and

•	Criminal prosecution.

If any of these actions were to occur it would harm our reputation and cause our product sales and profitability to suffer and may prevent us from generating revenue. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements which could result in our failure to produce our products on a timely basis and in the required quantities, if at all.

Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed and reduce our potential to successfully commercialize the product and generate revenue from the product. If the FDA determines that our promotional materials, training or other activities constitute promotion of an unapproved use, it could request that we cease or modify our training or promotional materials or subject us to regulatory enforcement actions. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our training or other promotional materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

Moreover, any modification to a device that has received FDA approval that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new approval from the FDA. If the FDA disagrees with any determination by us that new approval is not required, we may be required to cease marketing or to recall the modified product until we obtain such approval. In addition, we could also be subject to significant regulatory fines or penalties.

In addition, we may be required to conduct costly post-market testing and surveillance to monitor the safety or effectiveness of our products, and we will be required to report adverse events and malfunctions related to our products. Later discovery of previously unknown problems with our products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements such as QSR or GMP, may result in restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, a requirement to repair, replace or refund the cost of any medical device we manufacture or distribute, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties which would adversely affect our business, operating results and prospects.

We may be subject to or otherwise affected by federal and state healthcare laws, including fraud and abuse and health information privacy and security laws, and could face substantial penalties if we are unable to fully comply with such laws.

Although we do not provide healthcare services, nor receive payments directly from Medicare, Medicaid, or other third-party payors for our products or the procedures in which our products are used, healthcare regulation by federal and state governments will impact our business. Healthcare fraud and abuse and health information privacy and security laws potentially applicable to our operations include:

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The federal Anti-Kickback Law, which constrains our marketing practices, educational programs, pricing and discounting policies, and relationships with healthcare providers, by prohibiting, among other things, soliciting, receiving, offering or providing remuneration, intended to induce the purchase or recommendation of an item or service reimbursable under a federal healthcare program (such as the Medicare or Medicaid programs);

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Federal false claims laws which prohibit, among other things, knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;

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The federal Health Insurance Portability and Accountability Act of 1996, and its implementing regulations, which impose regulatory and contractual requirements regarding the privacy and security of certain health information; and

•

State laws analogous to each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by non-governmental third-party payors, including commercial insurers, and state laws governing the privacy of certain health information.

If we are found to be in violation of any of such laws, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our operations. Any penalties could adversely affect our ability to operate our business and our financial results. Any action against us for violation of these laws, even if we successfully defend against them, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

Risks Related to Our Intellectual Property

Third parties hold a large number of patents related to stents, and we do not have rights to many of these patents. If we are unable to operate our business without infringing the intellectual property of others, our business operating results and prospects will be adversely affected.

Intellectual property rights, particularly patent rights, play a critical role in the development and manufacture of stents and stent delivery systems in the medical device industry and in our business. We face significant risks relating to patents, with respect to both our patent position and to patents held by third parties. If any third party’s intellectual property infringement claim against us is successful, we could be prevented from commercializing our Axxess stent system or other products and may be required to pay damages for past infringement and enter into royalty or license agreements. Such royalty or licensing agreements, if required, may not be available on terms favorable to us, or at all. A failure to obtain a license on commercially reasonable terms or the entry of an award of monetary damages against us or third parties whom we have indemnified against such claims, or an injunction that impairs our ability to manufacture or market certain products could have a material adverse effect on our business, operating results and prospects.

There are numerous United States and foreign issued patents and pending patent applications owned by third parties with patent claims in areas that are the focus of our product development efforts. We may not be aware of all patents owned by others that our products may infringe. There are numerous patents and patent applications that cover, among other things:

•	Use and/or delivery of rapamycin or its analogs to treat restenosis;

•	Methods of inhibiting smooth muscle cell proliferation;

•	Stent structures and materials;

•	Treatment of bifurcations;

•	Catheters used to deliver stents; and

•	Stent manufacturing and coating processes.

The patents described above could be found to cover our technology. If we are found to infringe any of these patents we may be liable for treble damages if it is determined we knew or should have known about such patents and we knowingly infringed such patents. Moreover, because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that pose a material risk to our business, operating results and prospects. If we are found to have violated patents held by others, we may be required to pay damages for past infringement, including treble damages, enjoined from commercializing our products or required to pay licensing fees for future sales. If we are unable to operate our business without infringing the intellectual property rights of others, our business, operating results and prospects may be materially adversely affected.

Many of our competitors are much larger than we are, with significant resources and incentives to initiate litigation against us or our suppliers which could adversely affect our business, operating results and prospects.

Based on the prolific litigation that has occurred in the stent industry and the fact that we may pose a competitive threat to some large and well-capitalized companies that own or control patents relating to stents and their use, manufacture and delivery, we believe that it is possible that one or more third parties will assert a patent infringement claim against the manufacture, use or sale of our Axxess stent systems based on one or more of these patents. It is also possible that a lawsuit asserting patent infringement and related claims will be filed against us or one or more of our suppliers, including Biosensors, and it is possible that a lawsuit may have already been filed against us or one or more of our suppliers of which we are not aware. A number of these patents are owned by very large and well-capitalized companies that are active participants in the stent market and have significant resources and incentives to initiate litigation against us or our suppliers. As the number of competitors in the drug-eluting stent market grows, the possibility of inadvertent patent infringement by us or a patent infringement claim against us increases.

These companies have maintained their position in the market by, among other things, establishing intellectual property rights relating to their products and enforcing these rights aggressively against their competitors and new entrants into the market. All of the major companies in the stent and related markets, including Abbott, Boston Scientific, Johnson & Johnson and Medtronic, have been repeatedly involved in patent litigation relating to stents since at least 1997. The stent and related markets have experienced rapid technological change and obsolescence in the past, and our competitors have strong incentives to stop or delay the introduction of our products and technologies. We may pose a competitive threat to companies in the stent market. Accordingly, these companies may have a strong incentive to take steps, through patent litigation or otherwise, to prevent us from commercializing our products. The fact that no third party has asserted a patent infringement claim against us should not be construed as an indication that such a claim will not be asserted against us. We are unable to predict the outcome of any litigation that may result in the event a third party asserts a patent infringement claim against us, and the uncertainty associated with substantial unresolved lawsuits could harm our business, operating results, financial condition, reputation and prospects. Moreover, negative developments with respect to patent infringement claims or other litigation could cause our stock price to decline, and an unfavorable resolution of any particular matter could have an adverse and possibly material effect on our business, operating results and prospects.

Any lawsuit, whether initiated by us to enforce our intellectual property rights or by a third party against us alleging infringement, may cause us to expend significant financial and other resources, and may divert our attention from our business and adversely affect our business, operating results and prospects.

In any infringement lawsuit, a third party could seek to enjoin, or prevent, us from commercializing our Axxess stent systems or any future products, and/or may seek damages from us, and any such lawsuit would likely be expensive for us to defend against. Our involvement in intellectual property litigation could cause us to expend significant financial and other resources and may divert our attention from our business. Some of our competitors, such as Boston Scientific, Johnson & Johnson, Abbott and Medtronic, have considerable resources available to them and a strong economic incentive to undertake substantial efforts to stop or delay us from bringing our Axxess stent systems to market and achieving market acceptance. We, on the other hand, are a development stage company with comparatively few resources available to us to engage in costly and protracted litigation. A court may determine that patents held by third parties are valid and infringed by us and we may be required to:

•	Pay damages, including, but not limited to, treble damages and attorneys’ fees, which may be substantial;

•

Cease the development, manufacture, use and sale of products that infringe the patent rights of others, including, but not limited to, our Axxess stent systems, through a court-imposed sanction called an injunction;

•	Expend significant resources to redesign our technology so that it does not infringe others’ patent rights, or develop or acquire non-infringing intellectual property, which may not be possible;

•	Discontinue manufacturing or other processes incorporating infringing technology; or

•	Obtain licenses to the infringed intellectual property, which may not be available to us on acceptable terms, or at all.

Any development or acquisition of non-infringing products or technology or licenses could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results. If we are required to, but cannot, obtain a license to valid patent rights held by a third party, we would likely be prevented from commercializing the relevant product. We believe that it is unlikely that we would be able to obtain a license to any necessary patent rights controlled by companies against which we would, directly or indirectly, compete. If we need to redesign products to avoid third-party patents, we may suffer significant regulatory delays associated with conducting additional studies or submitting technical, manufacturing or other information related to the redesigned product and, ultimately, in obtaining regulatory approval.

While our products are in clinical trials, and prior to commercialization, we believe our activities in the United States related to the submission of data to the FDA could fall within the scope of the statutory infringement exemption that covers activities related to developing information for submission to the FDA. However, the FDA exemptions would not cover our stent manufacturing or other activities in the United States that support overseas clinical trials or commercial sales if those activities are not also reasonably related to developing information for submission to the FDA. Currently available drug-eluting stents are manufactured outside of the United States, which may insulate manufacturers from adverse rulings on United States patent infringement claims. In an adverse ruling, a court may order an injunction requiring a company to stop its domestic manufacturing operations in the United States. We currently do not have any plans to manufacture our stents outside of the United States and any finding of patent infringement against us in the United States could result in our being enjoined from manufacturing our products in the United States and could affect our ability to sell our products in the European Union. The fact that no third party has asserted a patent infringement claim against us to date should not be taken as an indication, or provide any level of comfort, that a patent infringement claim will not be asserted against us prior to or upon commercialization.

In addition, some of our agreements, including our agreement with Biosensors for the supply of the drug coating, our agreement with SurModics for the supply of the lubricious coating on our catheter and our agreement with Drs. Seguin and Laborde for the license of patents related to the Axxess stent designs require us to indemnify the other party in certain circumstances where our products have been found to infringe a patent or other proprietary rights of others. An indemnification claim against us may require us to pay substantial sums to our licensor or supplier, including its attorneys’ fees.

If we are unable to obtain and maintain intellectual property protection covering our products, others may be able to make, use or sell our products, which would adversely affect our revenue.

Our ability to protect our products from unauthorized or infringing use by third parties depends substantially on our ability to obtain and maintain valid and enforceable patents. We have rights to three issued United States patents and a number of patents pending covering the technology that we intend to commercialize. Due to evolving legal standards relating to the patentability, validity and enforceability of patents covering medical devices and pharmaceutical inventions and the scope of claims made under these patents, our ability to obtain and enforce patents is uncertain and involves complex legal and factual questions. Accordingly, rights under any of our issued patents, patent applications or future patents may not provide us with commercially meaningful protection for our products or afford us a commercial advantage against our competitors or their competitive products or processes. In addition, patents may not issue from any pending or future patent applications owned by or licensed to us, and moreover, patents that have issued to us or may issue to us in the future may not be valid or enforceable. Further, even if valid and enforceable, our patents may not be sufficiently broad to prevent others from marketing products like ours or designing around our patents, despite our patent rights.

The validity of our patent claims depends, in part, on whether prior art references exist that describe or render obvious our inventions as of the filing date of our patent applications. We may not be aware of all prior art, such as United States and foreign patents or published applications or published scientific literature, that could adversely affect the validity of our issued patents or the patentability of our pending patent applications. We have not searched for prior art references or performed patentability analysis for each of our patent applications prior to filing. Prior art searching can be costly and time consuming, and it is difficult or impossible to perform an exhaustive search of all prior art references. For example, patent applications in the United States are maintained in confidence for up to 18 months after their filing. In some cases, however, patent applications remain confidential in the United States Patent and Trademark Office, or USPTO, for the entire time prior to issuance as a United States patent. Patent applications filed in jurisdictions other than the United States are not typically published until at least 18 months from their first filing date. Similarly, publication of discoveries in scientific or patent literature often lags behind actual discoveries. Therefore, we cannot be certain that we were or will be the first to invent, or the first to file patent applications relating to, our stent technologies. In the event that a third party has also filed a United States patent application covering our stents or a similar invention, we may have to participate in an adversarial proceeding, known as an interference, declared by the USPTO to determine priority of invention in the United States. It is possible that we may be unsuccessful in the interference, resulting in a loss of some portion or all of our position in the United States. The laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as laws in the United States, and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties or we are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed.

We may initiate litigation to enforce our patent rights, which may prompt our adversaries in such litigation to challenge the validity, scope or enforceability of our patents. Patent litigation is complex and often difficult and expensive, and would consume the time of our management and other significant resources. In addition, the outcome of patent litigation is uncertain. If a court decides that our patents are not valid, not enforceable or of a limited scope, we will not have the right to stop others from using our inventions.

We also rely on trade secret protection to protect our interests in proprietary know-how and for processes for which patents are difficult to obtain or enforce. We may not be able to protect our trade secrets adequately. In addition, we rely on non-disclosure and confidentiality agreements with our employees, consultants and other parties to protect, in part, our trade secrets and other proprietary technology. These agreements may be breached and we may not have adequate remedies for any breach. Moreover, others may independently develop equivalent proprietary information, and third parties may otherwise gain access to our trade secrets and proprietary knowledge. Any disclosure of confidential data into the public domain or to third parties could allow our competitors to learn our trade secrets and use the information in competition against us.

We rely on third-party license agreements for patents and other technology critical to our products and the termination of these agreements could delay or prevent us from obtaining necessary regulatory approvals or from being able to commercialize our products which would adversely affect our business, operating results and financial condition.

We rely on licensing agreements with third parties for patents, know-how and other technology critical to the design of, and regulatory approval process concerning our products. For example, we license the right to use the patents to the basic design for our Axxess stent technology from Drs. Jacques Seguin and Jean-Claude Laborde. Dr. Seguin, our founder, is also the founder and chairman of the board of Stentys, a company developing a competing stent technology for the treatment of bifurcation lesions. We also license the right to use the Biolimus A9 drug coating on our stents from Biosensors and the right to use the proprietary coating materials which coat our catheters from SurModics. Our license agreements with Drs. Seguin and Laborde, Biosensors and SurModics impose obligations on us to commercialize our products. In the case of the Biosensors and SurModics license agreements, such commercialization must occur before certain specified deadlines. In addition, the Biosensors license agreement requires us to obtain CE Mark approval for a royalty bearing product by a specified date. Any termination of such license agreements, whether resulting from our failure to comply with the terms, conditions and requirements of such agreements or otherwise, that would result in the termination of our rights thereunder would require us to attempt to redesign our products and identify acceptable alternative sources for the licensed technology covered by the terminated agreement. We may not be successful in these efforts on commercially reasonable terms, if at all. Furthermore, changes to our products or the use of alternative sources for critical components could also adversely impact the regulatory approval process for our products by causing delays or even by requiring us to resubmit applications for approvals we might have previously obtained. Any termination of such material license agreements could prevent, hamper or delay our attempts to commercialize our products, increase our costs, and adversely impact our business, operating results and financial condition.

Risks Related to the Commercialization of Our Products

The medical device industry is highly competitive and subject to rapid technological change. If our competitors are better able to develop and market products that are safer, more effective, less costly or otherwise more attractive than any products that we may develop, our ability to generate revenue will be reduced or eliminated.

The medical device industry is highly competitive and subject to rapid and profound technological change. Our success depends, in part, upon our ability to maintain a competitive position in the development of technologies and products for use in the treatment of vessels with bifurcation lesions. We face competition from both established and development stage pharmaceutical and biotechnology companies. Many of the companies developing or marketing competing products are publicly traded or divisions of publicly-traded companies, and these companies enjoy several competitive advantages, including:

•	Greater financial and human resources for product development, sales and marketing and patent litigation;

•	Significantly greater name recognition;

•	Established relations with healthcare professionals, customers and third-party payors;

•	Additional lines of products, and the ability to offer rebates or bundle products to offer higher discounts or incentives to gain a competitive advantage;

•	Established distribution networks; and

•	Greater experience in conducting research and development, manufacturing, clinical trials, obtaining regulatory approval for products and marketing approved products.

For example, Johnson & Johnson and Boston Scientific, two companies with far greater financial and marketing resources than we possess, have both developed, and are actively marketing, drug-eluting stents that have been approved by the FDA for the treatment of CAD. Although not specifically labeled for use in treating bifurcation lesions, they are being used by physicians in off-label techniques to treat such lesions. We may be unable to demonstrate that our Axxess stent systems offer any advantages over the use of these, or other traditional stents, with special placement techniques at bifurcations. These companies and other large companies, including Medtronic and Abbott, among others, are reportedly developing drug-eluting stents designed to treat lesions at vascular bifurcations. Smaller or early-stage companies, such as TriReme Medical, Tryton Medical, Cappella and Stentys, which was founded by Dr. Seguin, may also prove to be significant competitors, particularly through collaborative arrangements or mergers with or acquisitions by large and established companies or through the development of novel products and technologies.

Our competitors may develop and patent processes or products earlier than us, obtain regulatory approvals for competing products more rapidly than us, and develop more effective or less expensive products or technologies that render our technology or products obsolete or non-competitive. We also compete with our competitors in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our products or advantageous to our business. If our competitors are more successful than us in these matters, our business may be harmed.

If we are unable to establish sales and marketing capabilities or enter into and maintain arrangements with third parties to sell and market our Axxess stent systems, our business, operating results and prospects may be harmed.

We do not have a sales organization and have no experience in the sale, marketing and distribution of stent systems or other medical devices. To be successful in commercializing our products, we must either develop a sales and marketing infrastructure and/or enter into distribution or other arrangements with third parties to market and sell our products. We have not yet hired sales and marketing personnel in Europe or entered into any third-party distribution agreements.

If our Axxess stent systems are approved for commercial sale in the United States, we plan to establish our own direct United States sales force. If we develop our own marketing and sales capabilities, our sales force will be competing with the experienced and well-funded marketing and sales operations of our more established competitors. Developing a sales force is expensive and time consuming and could delay or limit the success of any product launch. We may not be able to develop this capacity on a timely basis or at all. If we are unable to establish sales and marketing capabilities, we will need to contract with third parties to market and sell our products in the United States. To the extent that we enter into arrangements with third parties to perform sales, marketing and distribution services in the United States or internationally, our product revenue could be lower than if we directly marketed and sold our products, or any other stent systems or related devices that we may develop. Furthermore, to the extent that we enter into co-promotion or other marketing and sales arrangements with third parties, any revenue received will depend on the skills and efforts of others, and we do not know whether these efforts will be successful. Some of our future distributors may market their own products or distribute other companies’ products that compete with ours, and they may have an incentive not to devote sufficient efforts to marketing our products. If we are unable to establish and maintain adequate sales, marketing and distribution capabilities, independently or with others, we may not be able to generate product revenue and may not achieve or sustain profitability.

We have limited experience manufacturing medical devices, limited manufacturing facilities and limited manufacturing personnel, and if we or our suppliers are unable to provide an adequate supply of products, our growth could be limited and our business, operating results and prospects could be harmed.

We currently have limited manufacturing resources, facilities and experience to commercially manufacture the device component of our products. In order to produce our Axxess stent systems in the quantities required to meet anticipated market demand and to achieve and sustain profitability, we will need to significantly increase, or scale-up, our production process over our current level of production. There are technical challenges to scaling-up manufacturing capacity and developing commercial-scale manufacturing facilities that will require the investment of substantial additional funds and hiring and retaining additional management and technical personnel who have the necessary device manufacturing experience. We may not successfully complete any required scale-up in a timely manner or at all. If we are unable to do so, we may not be able to produce our products in sufficient quantities to meet the requirements for the launch of the product or to meet future demand resulting in missed sales opportunities and adversely affecting our revenue, business and prospects. If we obtain regulatory approval for our products and are unable to manufacture a sufficient supply of our products, our revenue, business, operating results and financial prospects would be adversely affected. In addition, if the scaled-up production process is not efficient or produces stents that do not meet quality, regulatory and other standards, our future revenues and gross margins may decline.

We currently assemble our Axxess stent systems at our facility in Irvine, California. The lease on our current facility expires in October 2009, and the size of our current facility is insufficient to support manufacturing on a commercial scale for the United States. Prior to the commercial launch of our products in the United States, we will need to locate and outfit additional space suitable for manufacturing, which must be inspected by the FDA, the Food and Drug Branch of the California Department of Health Services, or CDHS, and our European Notified Body. Additional manufacturing space may not be available on commercially reasonable terms, if at all, or we may not be able to pass inspections by the FDA, CDHS or European Notified Body within the time necessary for us to commence commercial manufacturing for the United States, if at all. If there is a disruption at our existing manufacturing facility, we will have no other means of manufacturing our products until we restore the disrupted manufacturing capability or develop alternative manufacturing facilities and obtain regulatory approval for these facilities. We would lose the opportunity of sales for a period of time and this could adversely affect our business, operating results and prospects.

We depend on single-source suppliers for some of the components in our products. The loss of these suppliers could prevent or delay our clinical trials and commercialization of our products or otherwise adversely affect our business.

Some of the key components of our products and related services are currently provided by only one vendor, or a single-source supplier. In addition to our reliance on Biosensors as the only source for the supply of our drug coating, we also depend on Admedes Schuessler, which manufactures our stents, and on SurModics, which provides the lubricous coating on our sheath. We do not have long-term contracts with the third-party suppliers of our delivery catheters and stent segments, the major components of our stent system. In addition, we do not have long-term contracts with the third-party suppliers of some of the equipment and other components that are used in our manufacturing process, and we do not carry a significant inventory of most components used in our products. Establishing additional or replacement suppliers for these components, and obtaining any additional regulatory approvals that may result from adding or replacing suppliers, will take a substantial amount of time and could result in increased costs and impair our ability to produce our products, which would adversely impact our business, operating results and prospects. In addition, some of our products, which we acquire from third parties, are highly technical and are required to meet exacting specifications, and any quality control problems that we experience with respect to the products supplied by third-party vendors could adversely and materially affect our reputation, our attempts to complete our clinical trials or commercialization of our products and adversely and materially affect our business, operating results and prospects. We may also have difficulty obtaining similar components from other suppliers that are acceptable to the FDA or foreign regulatory authorities. Furthermore, since some of these suppliers are located outside of the United States, we are subject to foreign export laws and United States import and customs regulations, which complicate and could delay shipments to us. Some of our suppliers are also our competitors and may be reluctant to supply components to us on favorable terms, if at all.

If we experience any delay or deficiency in the quality of products supplied to us by third-party suppliers, or if we have to switch to replacement suppliers, we may face additional regulatory delays and the manufacture and delivery of our products would be interrupted for an extended period of time, which would delay completion of our clinical trials or commercialization of our products and adversely affect our business, operating results and prospects. In addition, we will be required to obtain prior regulatory approval from the FDA or foreign regulatory authorities to use different suppliers or components. As a result, regulatory approval of our products may not be received on a timely basis, or at all, and our business, operating results and prospects would be harmed.

We may not be successful in our efforts to expand our portfolio of products and develop additional technologies and, as a result, our business and prospects could be harmed.

A key element of our strategy is to discover, develop and commercialize a portfolio of new products in addition to our Axxess stent for ECA bifurcation lesions. We are seeking to do so through our internal research programs and may explore strategic collaborations for the development of new products utilizing our stent technology. Research programs to identify new disease targets, products and delivery techniques require substantial technical, financial and human resources, whether or not any products are ultimately identified. We may determine that one or more of our pre-clinical programs do not have sufficient potential to warrant the allocation of resources, such as the potential development of our stent technology for the treatment of Carotid disease. Our research programs may initially show promise in identifying potential products, yet fail to yield products that can be commercialized for many reasons, including the following:

•	The research methodology used may not be successful in identifying potential products;

•	Competitors may develop alternatives that render our products obsolete;

•	Our products may not be deployed safely or effectively;

•	Products may on further study be shown to have harmful side effects or other characteristics that indicate they are unlikely to be effective;

•	Our clinical trials may not be successful; and

•	We may not receive regulatory approval.

One or more of the foregoing, or other factors, may adversely impact our attempts to develop and commercialize new products or cause our expenses in connection with the development of new products to increase significantly. To the extent that we fail to develop new products that can be commercialized, or our expenses in connection with the development of new products increase significantly, our revenue, business, operating results and prospects could be adversely affected.

We depend on our officers and other key employees, and if we are not able to retain and motivate them or recruit additional qualified personnel, our business will suffer.

We are highly dependent on our officers and other key employees. Due to the specialized knowledge each of our officers and other key employees possesses with respect to interventional cardiology and our operations, the loss of service of any of our officers and other key employees could delay or prevent the successful completion of our clinical trials and the commercialization of our products. Each of our officers and key employees may terminate his or her employment without notice and without cause or good reason.

We expect to rapidly expand our operations and grow our research and development, product development, clinical, regulatory, operations, sales and marketing and administrative functions. Our growth will require hiring a significant number of qualified clinical, scientific, commercial, and administrative personnel. Recruiting, motivating and retaining such personnel will be critical to our success. There is intense competition from other companies and research and academic institutions for qualified personnel in the areas of our activities. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our development and commercialization activities.

We may need substantial additional funding beyond the proceeds of this offering and may be unable to raise capital when needed, which would force us to delay, reduce, eliminate or abandon our product development programs or commercialization efforts.

We may need to raise substantial additional capital to:

•	Fund our operations and clinical trials;

•	Continue our research and development;

•	Scale-up our manufacturing operations;

•	Defend, in litigation or otherwise, any claims that we infringe third-party patents or other intellectual property rights;

•	Commercialize our products, if any such products receive regulatory approval for commercial sale; and

•	Acquire companies and in-license products or intellectual property.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalent balances and interest we earn on these balances, will be sufficient to meet our anticipated cash requirements for at least the next two years. However, our future funding requirements will depend on many factors, including:

•	The scope, rate of progress and cost of our clinical trials;

•	The cost of our research and development activities;

•	The cost of filing and prosecuting patent applications and defending and enforcing our patent and other intellectual property rights;

•	The cost of defending, in litigation or otherwise, any claims that we infringe third-party patent or other intellectual property rights;

•	The terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	The cost and timing of regulatory approvals;

•	The cost and timing of establishing sales, marketing and distribution capabilities;

•	The cost of establishing clinical and commercial supplies of our products and any products that we may develop;

•	The effect of competing technological and market developments;

•	Licensing technologies for future development; and

•	The extent to which we acquire or invest in businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Debt financing, if available, may involve restrictive covenants. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products, or grant licenses on terms that are not favorable to us. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of or eliminate some or all of our development programs.

If adequate funds are not available, we may have to delay development or commercialization of our products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. We also may have to reduce marketing, customer support or other resources devoted to our products or cease operations. Any of these factors could harm our business, operating results and prospects.

If we are unable to manage our expected growth, we may not be able to commercialize our products, including our Axxess stent systems, and our business will be negatively affected.

In connection with our efforts to obtain, and in anticipation of our obtaining, CE Mark and FDA approval for our products, we have expanded our operations and our research and development, product development and administrative operations and we intend to invest substantially in building our infrastructure. This expansion has placed and is expected to continue to place a significant strain on our management and operational and financial resources. In particular, our planned DIVERGE and pivotal randomized clinical trials in the United States and internationally will consume a significant portion of our management’s time and our financial resources. To manage any expected growth and to commercialize our Axxess stent systems, we will be required to improve existing, and implement new, operational and financial systems, procedures and controls and expand, train and manage our growing employee base. Our current and planned personnel, systems, procedures and controls may not be adequate to support our anticipated growth. If we are unable to manage our growth effectively, our business could be harmed.

Risks Related to Our Industry

If we fail to obtain or maintain an adequate level of reimbursement for our products from third-party payors, there may be no commercially viable markets for our products or the markets may be much smaller than expected.

The failure to receive adequate reimbursement in the United States and internationally would negatively impact market acceptance of our products in the markets in which those approvals are sought. The effectiveness, safety, performance and cost-effectiveness of our products under development and of any competing products are some of the factors that will determine the availability of coverage and level of reimbursement. In the United States, a preliminary threshold for coverage and payment of medical devices and drugs generally includes approvals or clearances from the FDA. Future legislation, regulation or coverage and reimbursement policies of third-party payors may adversely affect the demand for our products currently under development and limit our ability to profitably sell our products. Third-party payors continually attempt to contain or reduce healthcare costs by challenging the prices charged for healthcare products and services, resulting in a downward pressure of reimbursement rates generally. The Centers for Medicare and Medicaid Services, or CMS, is the United States governmental entity responsible for administering the Medicare program, including establishing Medicare coverage and reimbursement policies for medical products and procedures. In 2007, CMS proposed regulatory changes to the methodology for calculating Medicare payments for current inpatient procedures for certain hospitals, including substantial reductions for those procedures using drug-eluting stents. While CMS subsequently revised its regulatory changes to include only a modest reduction in reimbursement for drug-eluting stents in 2007, further reductions in reimbursement may occur in the future as CMS continues to re-evaluate reimbursement for hospital procedures and medical devices. In February 2007, a spokesman for CMS also indicated that CMS was studying the preliminary third-party data that has raised concerns that drug-eluting stents may cause an increase in late-stent thrombosis. Based on its review of such data, CMS may determine to review its reimbursement policies for procedures utilizing drug-eluting stents, which could result in changes to such reimbursement policies. Additionally, in May 2007, CMS announced that it would not expand reimbursement for Carotid stent procedures for certain patients without symptoms based, in part, on evidence submitted by an arm of the Blue Cross and Blue Shield Association. If coverage and reimbursement for our products is unavailable, insufficient or limited in scope or amount, or if pricing is set at unsatisfactory levels, market acceptance of our products would be impaired and our future revenues, if any, would be adversely affected.

Legislative or regulatory reform of the healthcare system may affect our ability to sell our products profitably.

In the United States and in certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could impact our ability to sell our products profitably, if at all. In the United States in recent years, new legislation has been proposed at the federal and state levels that would effect major changes in the healthcare system. In addition, new regulations and interpretations of existing healthcare statutes and regulations are frequently adopted. Post-payment reviews of claims also are conducted. For example, in 2005 the Office of Inspector General of the United States Department of Health and Human Services, or OIG, audited certain sample claims paid by Medicare contracts for in-patient and out-patient claims involving arterial stent implantation to determine whether Medicare payments for these services were appropriate. The OIG found that 20 of 72 reviewed claims did not meet Medicare reimbursement requirements. Findings of ongoing or widespread inappropriate billing of arterial stents could lead to increased scrutiny in this area, which in turn, could affect our ability to raise capital, obtain additional collaborators and market and sell our products. We also expect to experience pricing pressures in connection with the future sale of our products due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative proposals. Our operating results could be adversely affected by these and other future healthcare reforms.

We face the risk of product liability claims and may not be able to obtain insurance.

Our business exposes us to the risk of product liability claims that is inherent in the testing, manufacturing and marketing of implantable medical devices. We may be subject to product liability claims if our stents cause, or merely appear to have caused, an injury or death. Claims may be made by patients, consumers or healthcare providers. Although we have product liability and clinical trial liability insurance that we believe is appropriate for our current level of operations, this insurance is subject to deductibles and coverage limitations. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, the coverages may not be adequate to protect us against any future product liability claims. In addition, if any of our products are approved for marketing, we may seek additional insurance coverage. If we are unable to obtain insurance at acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, we could be exposed to significant liabilities, which may harm our business. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could have a material adverse effect on our business, operating results and prospects.

We may be subject to claims against us even if the apparent injury is due to the actions of others. For example, we rely on the expertise of physicians, nurses and other associated medical personnel to perform the medical procedure and related processes to implant our stents into patients. If these medical personnel are not properly trained or are negligent, the therapeutic effect of our stents may be diminished or the patient may suffer critical injury, which may subject us to liability. In addition, an injury that is caused by the activities of our suppliers, such as those who provide us with our stents, or our drug coating, may be the basis for a claim against us.

These liabilities could prevent, delay or otherwise adversely interfere with our product commercialization efforts, and result in judgments, fines, damages and liabilities which have adverse effects on our business, operating results and prospects. Defending a suit, regardless of merit, could be costly, could divert management’s attention from our business and might result in adverse publicity, which could result in the withdrawal of, or inability to recruit, clinical trial patient participants or result in reduced acceptance of our products in the market. In addition to adversely impacting our business and prospects, such adverse publicity could materially adversely affect our stock price.

Risks Related to Our Operations

Our operations involve hazardous materials, and we must comply with environmental laws and regulations, which can be expensive.

We are subject to a variety of federal, state and local regulations relating to the use, handling, storage, disposal and human exposure to hazardous and toxic materials. We could incur costs, fines, and civil and criminal sanctions, third-party property damage or personal injury claims, or could be required to incur substantial investigation or remediation costs, if we were to violate or become liable under environmental laws. We do not have insurance for environmental liabilities and liability under environmental laws can be joint and several and without regard to comparative fault. Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations, which could harm our business. Compliance with current or future environmental and safety laws and regulations could restrict our ability to expand our facilities, impair our research, development or production efforts, or require us to incur other significant expenses. Violations of environmental laws or regulations may occur in the future as a result of the inability to obtain permits, human error, accidents, equipment failure or other causes. Failure to comply with environmental laws and regulations could result in fines and penalties and otherwise impact our ability to commercialize our products, which could adversely affect our operating results.

Because we have operated as a private company, we have no experience complying with public company obligations, including recently enacted changes in securities laws and regulations. Compliance with these requirements will increase our costs and require additional management resources, and we still may fail to comply.

We have operated as a private company and have not been subject to many of the requirements applicable to public companies. Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and the rules related to corporate governance and other matters subsequently adopted by the Securities and Exchange Commission, or SEC, and the Nasdaq Stock Market, will result in increased administrative, legal and accounting costs. The impact of these events and heightened corporate governance standards could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting in their annual reports on Form 10-K. In addition, the independent registered public accounting firm auditing a company’s financial statements must attest to and report on management’s assessment of the effectiveness of a company’s internal control over financial reporting. We may be unable to comply with these requirements by the applicable deadlines, beginning with our Form 10-K for the period ending December 31, 2008. Both we and our independent registered public accounting firm will be testing our internal controls over financial reporting in connection with Section 404 requirements and could, as part of that documentation and testing, identify material weaknesses, significant deficiencies or other areas requiring further attention or improvement.

We are recording stock-based compensation expenses that may result in an increase in our net losses for a given period.

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R), or FAS No. 123(R), “Share-Based Payment,” which requires that stock options be expensed. As of December 31, 2006, total compensation cost related to non-vested stock options was $18.5 million, which is expected to be recognized over the four-year vesting period of the options on a straight-line basis. We rely heavily on stock options to motivate current employees and to attract new employees. As a result of the requirement to expense stock options, we may choose to reduce our reliance on stock options as a motivational tool. If we reduce our use of stock options, it may be more difficult for us to attract and retain qualified employees. However, if we do not reduce our reliance on stock options, our reported net losses may increase, which may have an adverse effect on our operating results.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and our stock price.

Ensuring that we have adequate internal financial and accounting controls and procedures in place to help ensure that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We have in the past discovered, and may in the future discover, areas of our internal financial and accounting controls and procedures that need improvement. For example, in connection with the fiscal 2006 audit, our independent registered public accounting firm noted that we have not developed sufficient internal controls and procedures, our accounting and finance department currently lacked the resources necessary to meet the requirements of being a public company and our information systems are not at the level of sophistication and functionality that will be required for a public company. Our auditors identified these issues as “significant deficiencies.” A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect our ability to initiate, authorize, record, process, or report external financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected. The measures we have taken, and will take, to remediate the identified significant deficiencies may not be successful to ensure that we will maintain adequate controls over our financial processes and reporting in the future. Without adequate controls, we may not be able to prepare accurate financial statements, or comply with the reporting requirements of the SEC and Nasdaq, in a timely manner. Any such failure may materially adversely affect our business, operations, prospects and stock price.

In addition, Section 404 of the Sarbanes-Oxley Act will require annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. Both we and our independent registered public accounting firm will be testing our internal controls in connection with the Section 404 requirements and could identify areas for further attention or improvement.

Implementing any appropriate changes to our internal controls will require the hiring of additional personnel, specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting and information systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements may materially adversely affect our stock price.

Risks Related to this Offering

Our common stock has not been publicly traded, and we expect that the price of our common stock will fluctuate substantially.

Before this offering, there has been no public market for our common stock. An active public trading market may not develop after completion of this offering or, if developed, may not be sustained. We and representatives of the underwriters will determine the initial public offering price of our common stock through negotiation. The price of the common stock sold in this offering will not necessarily reflect the market price of our common stock after this offering. In addition, the trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include those discussed in the “Risk Factors” section of this prospectus and others such as:

•	Announcements relating to litigation or our commencement of, or involvement in, litigation;

•	Any major change in our board of directors or management;

•	The announcement of new products, acquisitions, commercial relationships, or service enhancements by us or our competitors;

•	Failure to achieve certain milestones within certain timeframes, if at all;

•	Quarterly variations in our or our competitors’ operating results;

•	Changes in earnings estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ earning estimates; and

•	General economic and market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

These and other factors may materially and adversely affect the market price of our common stock.

New investors in our common stock will experience immediate and substantial dilution after this offering.

The initial public offering price of our common stock is substantially higher than the book value per share of our common stock. Purchasers of shares of our common stock in this offering will incur immediate dilution of $            in net tangible book value per share of common stock, based on an assumed initial public offering price of $            per share, the midpoint of the range on the front cover of this prospectus. Following this offering, purchasers in this offering will have contributed     % of a total consideration paid by stockholders to us for the purchase of shares of our common stock. In addition, the number of shares available for issuance under our stock incentive and employee stock purchase plans will automatically increase annually without further stockholder approval. Investors will incur additional dilution upon the exercise of warrants and stock options. See the section entitled “Dilution” in this prospectus.

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our stockholders sell substantial amounts of our common stock in the public market after this offering, including shares issued upon the exercise of warrants and options, the market price of our common stock could decline. Based on shares outstanding as of March 31, 2007, we will have outstanding a total of             shares of common stock upon the completion of this offering, an increase of     % from the number shares outstanding prior to the offering. Of these shares, only the             shares of common stock sold in this offering will be fully tradable, without restriction, in the public market. Our underwriters may, in their sole discretion, permit our officers, directors and other current stockholders who are subject to contractual lock-ups to sell shares prior to the

expiration of their lock-up agreements. Thus, there will be             shares of common stock eligible for sale beginning 180 days after the date of this prospectus upon the expiration of lock-up arrangements between our stockholders and underwriters, although these lock-up agreements may be extended for up to an additional 34 days under certain circumstances. After the lock-up agreements expire, these shares will be eligible for sale in the public market, of which             shares are held by directors, executive officers and other affiliates and are subject to volume limitations under Rule 144 under the Securities Act. In addition,             shares of common stock that are either subject to outstanding warrants and options will be eligible for sale in the public market to the extent permitted by the provisions of the various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or it is perceived they will be sold, the trading price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. See the section entitled “Shares Eligible for Future Sale” in this prospectus.

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

After this offering, our officers, directors and principal stockholders, each holding more than 5% of our common stock, will collectively control approximately     % of our outstanding common stock. As a result, these stockholders, if they act together, will be able to control the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of our other stockholders.

We have broad discretion in the use of proceeds of this offering for working capital and general corporate purposes.

The net proceeds of this offering will be allocated to our clinical trials, our research and development expenses, sales and marketing operations, expansion of our manufacturing capacity and infrastructure, and working capital and general corporate purposes, as well as to potential acquisitions of complementary businesses, products or technologies. Within those categories, we have not determined the specific allocation of the net proceeds of this offering. Our management will have broad discretion over the use and investment of the net proceeds of this offering within those categories, and, accordingly, investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds, with only limited information concerning management’s specific intentions.

Volatility in the stock price of other companies may contribute to volatility in our stock price.

The Nasdaq Global Market, particularly in recent years, has experienced significant volatility with respect to medical technology, pharmaceutical, biotechnology and other life science company stocks. The volatility of medical technology, pharmaceutical, biotechnology and other life science company stocks often does not relate to the operating performance of the companies represented by the stock. Further, there has been particular volatility in the market price of securities of early stage and development stage life science companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management’s attention and resources.

Our amended and restated certificate of incorporation and amended and restated bylaws, Delaware law, and material contracts contain provisions that could discourage a takeover.

Anti-takeover provisions of our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law may have the effect of deterring or delaying attempts by our stockholders to remove or replace management, engage in proxy contests and effect changes in control. The provisions of our charter documents include:

•	A classified board so that only one of the three classes of directors on our board of directors is elected each year;

•	Procedures for advance notification of stockholder director nominations and proposals;

•	The ability of our board of directors to amend our bylaws without stockholder approval;

•	A supermajority stockholder vote requirement for amending certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws; and

•

The ability of our board of directors to issue up to 5,000,000 shares of preferred stock without stockholder approval upon the terms and conditions and with the rights, privileges and preferences as our board of directors may determine.

In addition, as a Delaware corporation, we are subject to Delaware law, including Section 203 of the Delaware General Corporation Law, or DGCL. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless certain specific requirements are met as set forth in Section 203. These provisions, alone or together, could have the effect of deterring or delaying changes in incumbent management, proxy contests or changes in control. See the section entitled “Description of Capital Stock” in this prospectus.

Our agreement with Biosensors prohibits us from assigning our rights thereunder without the consent of Biosensors. The agreement also provides that a change of control shall be deemed an assignment. As a result, any potential acquirer will need to obtain the consent of Biosensors, or risk losing rights to the Biolimus A9 coating, which may discourage potential acquirors from making a bid to acquire us. The agreement further prohibits us from transferring our stent technology without the prior written approval of Biosensors, which approval cannot be unreasonably withheld.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our stock may be less valuable to you because a return on your investment will only occur if our stock price appreciates.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements regarding future events, our future financial performance and results of operations, our business strategy and our financing plans are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “can,” “might,” “will,” “could,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology.

These statements are only predictions. Our actual results may differ materially from those anticipated in these forward-looking statements due to known and unknown risks, uncertainties and other factors, including those related to:

•	Our ability to successfully complete our clinical trials;

•	Our ability to obtain regulatory approval of our products in each jurisdiction where we believe a market will exist for our products;

•	Market acceptance of our products, if and when approved;

•	Our ability to protect our intellectual property and to not infringe on the intellectual property of others;

•	Our ability to attract, motivate and retain qualified employees;

•	The impact of federal, state, local and applicable foreign government regulations;

•	Our ability to raise capital in the future;

•	The adequacy of our insurance coverage; and

•	Our ability to effectively compete in our industry.

In evaluating these forward-looking statements, you should specifically consider various other risks, uncertainties and factors, including those risks discussed under “Risk Factors” and elsewhere in this prospectus.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

We assume no obligation to publicly update or revise any of these forward-looking statements or changes in our expectations after the date of this prospectus for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

Assuming a public offering price of $            , the midpoint of the range on the front cover of this prospectus, we estimate the net proceeds to us from the sale of shares of common stock that we are selling in this offering will be approximately $            million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed public offering price of $            per share would increase or decrease, respectively, the net proceeds to us by approximately $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions. If the underwriters’ over-allotment option is exercised in full, we estimate we will receive net proceeds of approximately $            million.

Of the net proceeds from this offering, we expect to use approximately:

•	$ million to support our continuing clinical trials and research and development activities;

•	$ million to obtain necessary regulatory approvals; and

•	$ million to build the necessary infrastructure for commercialization of our products.

We intend to use the remainder of the net proceeds from this offering for capital expenditures, working capital and general corporate purposes. The amounts actually spent for these purposes may vary significantly and will depend on a number of factors, including our operating costs and other factors described under “Risk Factors.” While we have no present understandings, commitments or agreements to enter into any potential acquisitions, we may also use a portion of the net proceeds for the acquisition of, or investment in, technologies or products that complement our business. Accordingly, management will retain broad discretion as to the allocation of the net proceeds of this offering.

Pending the uses described above, we will invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. We cannot predict whether the proceeds will yield a favorable return.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock. We currently intend to retain any future earnings to finance the growth and development of our business and we do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2007 on:

•	An actual basis; and

•

A pro forma as adjusted basis, to give effect to the conversion of all our outstanding convertible preferred stock and the settlement of accrued but unpaid dividends on our Series B and Series C convertible preferred stock into             shares of common stock based on 90% of an assumed offering price of $        , the midpoint of the range on the cover page of this prospectus; and, to give effect to the sale of             shares of our common stock in this offering at an assumed offering price of $            per share, the midpoint of the range on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering costs payable by us.

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2007 (Unaudited)
	Actual	Pro Forma As Adjusted
	(in thousands, except share and par value data)
Cash and cash equivalents and short-term investments	$22,092	$

Accrued dividends on convertible preferred stock	$7,610
Stockholders’ equity (deficit):
Series A convertible preferred stock; $0.001 par value; 903,960 shares authorized; 903,960 shares issued and outstanding; pro forma as adjusted, shares authorized, issued and outstanding	1
Series B convertible preferred stock; $0.001 par value; 2,297,234 shares authorized; 2,092,169 shares issued and outstanding; pro forma as adjusted, shares authorized, issued and outstanding	2
Series C convertible preferred stock; $0.001 par value; 3,952,703 shares authorized; 3,040,540 shares issued and outstanding; pro forma as adjusted, shares authorized, issued and outstanding	3
Series D convertible preferred stock; $0.001 par value; 8,677,189 shares authorized; 8,488,062 shares issued and outstanding; pro forma as adjusted, shares authorized, issued and outstanding	8
Common stock; $0.001 par value; 23,000,000 shares authorized; 2,868,608 issued and outstanding; pro forma as adjusted, shares authorized, issued and outstanding	3
Additional paid-in capital	53,003
Deficit accumulated during development stage	(39,416)

Total stockholders’ equity	13,604

Total capitalization	$21,214	$

The number of shares of our common stock to be outstanding immediately after this offering excludes, as of March 31, 2007:

•	4,164,852 shares issuable upon exercise of outstanding options, with exercise prices ranging from $0.29 to $1.14 per share, at a weighted average exercise price of $0.53 per share;

•	1,570,498 shares issuable upon exercise of outstanding warrants with an exercise price of $2.96 per share;

•	91,247 shares issuable upon exercise of an outstanding warrant with an exercise price of $3.77 per share.

•

200,000 shares available for future issuance under our 1999 Equity Incentive Plan, and an aggregate of 1,200,000 additional shares available for future grant under our 2007 Stock Incentive Plan and 2007 Employee Stock Purchase Plan, both of which have been adopted and become effective upon the completion of this offering; and

•	Automatic annual increases in the of number of shares of common stock available under our 2007 Stock Incentive Plan and 2007 Employee Stock Purchase Plan.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the offering price per share of our common stock and the net tangible book value per share of common stock after this offering. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of March 31, 2007. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering.

Our net tangible book value as of March 31, 2007 was $13.6 million, or $0.78 per share of common stock. Net tangible book value per share represents the amount of our stockholders’ equity divided by 17,582,466 shares of our common stock, after giving effect to the assumed conversion of our convertible preferred stock. After giving effect to the sale of the             shares of our common stock in this offering at an assumed offering price of $            per share, the midpoint of the range on the cover page of this prospectus, less underwriting discounts and commissions and estimated offering costs payable by us, and the settlement of accrued but unpaid convertible preferred stock dividends into                  shares of our common stock, our pro forma as adjusted net tangible book value as of March 31, 2007 would have been $            million, or $            per share. This represents an immediate increase in net tangible book value of $            per share to existing stockholders and an immediate dilution in net tangible book value of $            per share to new investors of common stock in this offering. If the offering price is higher or lower, the dilution to the new investors will be greater or less. The following table illustrates this per share dilution:

Assumed offering price per share			$
Net tangible book value per share as of March 31, 2007		$0.78
Increase per share attributable to new investors	$

Pro forma as adjusted net tangible book value per share after this offering			$

Dilution per share to new investors			$

If the underwriters exercise their over-allotment option in full, there will be an increase in pro forma as adjusted net tangible book value to existing stockholders of $            per share and an immediate dilution in pro forma net tangible book value to new investors of $            per share.

The following table sets forth, as of March 31, 2007, the differences between the number of shares of common stock purchased from us at an assumed offering price of $            per share, the total consideration paid and the average price per share paid by existing holders of common stock and by new investors, before deducting the underwriting discounts and commissions and estimated offering costs.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders		%	$	%	$
New investors					$

Total		100.0%		$100.0%

If the underwriters exercise their over-allotment option in full, our existing stockholders would own approximately     % and our new investors would own approximately     % of the total number of shares of our common stock outstanding after this offering.

The preceding discussion and tables above assume the conversion of all our outstanding shares of preferred stock into 14,524,731 shares of common stock and the settlement of accrued but unpaid dividends on our Series B and Series C convertible preferred stock into                  shares of common stock based on 90% of an assumed offering price of $        , the midpoint of the range on the cover page of this prospectus, immediately upon the closing of this offering and no exercise of the following warrants and options outstanding as of March 31, 2007:

•	4,164,852 shares issuable upon exercise of outstanding options, with exercise prices ranging from $0.29 to $1.14 per share, at a weighted average exercise price of $0.53 per share;

•	1,570,498 shares issuable upon exercise of outstanding warrants with an exercise price of $2.96 per share;

•	91,247 shares issuable upon exercise of an outstanding warrant with an exercise price of $3.77 per share;

•

200,000 shares available for future issuance under our 1999 Equity Incentive Plan, and an aggregate of 1,200,000 additional shares available for future grant under our 2007 Stock Incentive Plan and 2007 Employee Stock Purchase Plan, both of which have been adopted and become effective upon the completion of this offering; and

•	Automatic annual increases in the of number of shares of common stock available under our 2007 Stock Incentive Plan and 2007 Employee Stock Purchase Plan.

Because we expect the exercise prices of the outstanding options and warrants will be significantly below the assumed offering price of $            per share, the midpoint of the offering range on the cover page of this prospectus, investors purchasing common stock in this offering will suffer additional dilution when and if these options and warrants are exercised. If the options exercisable for             shares and warrants exercisable for             shares were exercised prior to this offering, but assuming no exercise of the underwriters’ over-allotment option, our existing stockholders would, after this offering, own approximately     % of the total number of outstanding shares of our common stock while contributing     % of the total consideration for all shares, and our new investors would own approximately     % of the total number of outstanding shares of our common stock while contributing     % of the total consideration for all shares.

To the extent the outstanding options or warrants are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. If additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED FINANCIAL DATA

The selected financial data for the years ended December 31, 2006, 2005 and 2004 are derived from our audited financial statements included elsewhere in this prospectus. The selected financial data for each of the years ended December 31, 2003 and 2002 has been derived from unaudited financial statements not included in this prospectus. The selected financial data as of March 31, 2007 and for the three months ended March 31, 2007 and 2006 and for the period from August 18, 1999 (Inception) to March 31, 2007 are derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as our audited annual financial statements and, in our opinion, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position as of March 31, 2007 and the results of operations for the periods ended March 31, 2007 and 2006. The historical results are not necessarily indicative of the results to be expected for any future periods and the results for the three months ended March 31, 2007 should not be considered indicative of results expected for the full fiscal year. You should read the following financial information together with the information under “Management’s Discussions and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,		Period from August 18, 1999 (Inception) to March 31, 2007
	2006	2005	2004	2003	2002	2007	2006
	(in thousands, except per share data)
Statements of Operations Data:
Operating expenses:
Research and development	$7,999	$5,603	$3,596	$1,565	$1,476	$2,689	$1,336	$24,267

General and administrative	1,603	985	774	673	597	1,692	234	7,899

Total operating expenses	9,602	6,588	4,370	2,238	2,073	4,381	1,570	32,166

Loss from operations	(9,602)	(6,588)	(4,370)	(2,238)	(2,073)	(4,381)	(1,570)	(32,166)
Other, net	1,391	265	(221)	(24)	106	300	336	1,733

Net loss	(8,211)	(6,323)	(4,591)	(2,262)	(1,967)	(4,081)	(1,234)	(30,433)
Accretion of preferred stock	(2,069)	(2,319)	(1,950)	(925)	(741)	(549)	(498)	(8,983)

Net loss attributable to common stockholders	$(10,280)	$(8,642)	$(6,541)	$(3,187)	$(2,708)	$(4,630)	$(1,732)	$(39,416)

Net loss per share attributable to common stockholders – basic and diluted (1)	$(5.11)	$(4.38)	$(3.32)	$(1.62)	$(1.38)	$(1.84)	$(0.87)

Weighted average shares outstanding – basic and diluted (1)	2,012	1,974	1,969	1,965	1,965	2,511	1,990

Pro forma net loss per share – basic and diluted (unaudited) (1)	$(0.62)					$(0.27)
Pro forma weighted average shares outstanding – basic and diluted (unaudited) (1)	16,537					17,035

	As of December 31,					As of March 31, 2007
	2006	2005	2004	2003	2002
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$25,211	$31,458	$4,918	$262	$2,349	$22,092
Working capital (deficit)	23,519	30,762	4,230	(74)	2,108	20,515
Total assets	25,627	31,624	5,135	409	2,468	22,984
Accrued dividends on Series B and Series C convertible preferred stock	7,061	4,992	3,116	1,613	888	7,610
Redeemed convertible preferred stock(2)	—	—	13,469	5,677	5,477	—
Deficit accumulated during the development stage	(34,786)	(24,506)	(15,864)	(9,323)	(6,136)	(39,416)
Total stockholders’ equity (deficit)	16,727	25,898	(12,255)	(7,562)	(4,441)	13,604

(1)	See note 2 of the notes to our financial statements included elsewhere in this prospectus for an explanation of the determination of the number of shares used in computing per share data.
(2)

Upon issuance of the Series D convertible preferred stock in October 2005, both Series B and Series C redeemable convertible preferred stock were changed to be non-redeemable and subsequently included in the statements of stockholders’ equity.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes to our financial statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under "Risk Factors" and elsewhere in this prospectus.

Overview

We are a medical device company in the development stage focused on developing and commercializing novel drug-eluting stent systems. Our technology, which to date has resulted in two products, our Axxess and Axxess LM stent systems, targets the treatment of bifurcation lesions, or vascular disease located at the division of one artery into two, which may occur throughout the vasculature. Since inception, we have devoted substantially all of our resources to start-up activities, raising capital, research and development (including design, development, testing and manufacturing of products), pre-clinical activities and clinical trials. We have focused our development efforts on creating and clinically testing our Axxess and Axxess LM stent systems for the treatment of bifurcation lesions. We have not received government regulatory approvals necessary to commercialize any of our drug-eluting products.

We have been conducting clinical trials to more fully evaluate our Axxess and Axxess LM stent systems. In October 2005, the six-month clinical data from our 139 patient AXXESS PLUS clinical trial was presented at the Transcatheter Cardiovascular Therapeutics meeting, or TCT. In October 2006, the six-month data from our 33 patient AXXENT clinical trial was presented at TCT. We believe the data from these clinical trials has provided preliminary evidence of safety and effectiveness and supports further clinical review of our products. We will need a PMA from the FDA before we can market our products in the United States, which we expect will require data from clinical trials of approximately 2,000 patients in the aggregate treated with a Biolimus A9-eluting stent. Our current trial, DIVERGE, is a multi-center controlled clinical study designed to treat the safety and effectiveness of our Axxess stent system and we expect to enroll up to 600 patients in this study. To initiate clinical trials in the United States, we first need the FDA to grant us an IDE. We initially submitted our data to the FDA in June 2006 and requested an IDE to begin our DIVERGE clinical trial for our Axxess product. We submitted an amendment to our DIVERGE IDE on April 30, 2007. We are currently enrolling patients outside the United States in our DIVERGE clinical trial. We submitted an application for the CE Mark to gain European regulatory approval for our Axxess stent system and, in December 2006, we received questions from the Competent Authority regarding, among other things, Biosensors’ DMF and MAF as they relate to our products. We are prepared to respond to these questions following the resolution of the questions relating to Biosensors’ European DMF and MAF for Biolimus A9. We expect to receive CE Mark approval by late 2007.

In anticipation of approval of our products, we plan to increase our manufacturing capacity and personnel to enable us to produce commercial quantities of our products. We anticipate that it will take time to increase our capacity and, as a result, expansion will be initiated prior to the anticipated approval of our products. Prior to obtaining regulatory approval, we will likely begin to hire sales and marketing personnel. Following CE Mark approval in the European Union, we intend to commercialize our Axxess stent system in select countries within the European Union and other countries that recognize the CE Mark for regulatory approval. We may rely on third-party distributors, with support from our internal sales, marketing and clinical staffs, in select markets in Europe, Asia Pacific and the rest of the world. Following FDA approval, we expect to market our products in the United States through a direct sales force.

To date, we have not generated any revenue from our products and will not be able to generate revenue until one of our products receives regulatory approval. We have incurred net losses in each year since our inception in August 1999. Through March 31, 2007, we had an accumulated deficit of $39.4 million. We expect our losses to continue to increase as we expand our clinical trial activities and prepare to initiate commercialization activities. Since inception we have financed our operations primarily through private placements of equity securities. Our last financing in October 2005 raised aggregate net cash proceeds of approximately $32.0 million in a private placement of shares of our Series D convertible preferred stock.

Our stents are drug-eluting, and in December 2003, we entered into a license agreement with Biosensors, under which we obtained worldwide non-exclusive rights to use Biosensors’ drug coating on our products. In connection with the agreement, we agreed to pay specified royalties based on net sales of our products. In addition, we have license agreements with SurModics for proprietary coating materials which coat our catheters, and with our founder and an interventional cardiologist for certain patents and know-how pertaining to bifurcation stents. Under both of these agreements, we will pay specified royalties based on net sales of our products.

Estimates of Market Size

Our products are designed to address three distinct market segments relating to the percutaneous treatment of lesions located at bifurcations in the ECA, LMCA and Carotids. Currently, there is no widely accepted data regarding the size of each of these market segments and existing data cited in the literature and clinical studies varies significantly, in part because no studies to date have been designed specifically to assess the size of such markets. Current literature and studies estimate the prevalence of bifurcation lesions is anywhere between 5% and 22% of total PCI procedures, with most clinical study data indicating that the percentage is in the mid-teens to low-twenties. Nonetheless, after reviewing data in literature and clinical studies, we believe that the ECA bifurcation lesion market is likely at the high end of such range for a number of reasons, including: interventional cardiologists focus on non-complex lesions they can easily stent; referral of patients to CABG surgery likely understates the percentage; and, thought leaders in this area generally agree that the incidence of coronary bifurcation lesions is underestimated due to challenges associated with identifying bifurcation lesions angiographically. For these reasons, we believe that approximately 20% of PCI procedures involve patients with ECA bifurcation lesions that could benefit from an appropriately designed stent.

Current literature also estimates that there are approximately 2.5 million angiographies performed in the United States each year. We believe that this number represents less than half of the total number of angiographies performed worldwide. Therefore, we believe that approximately 5.0 million angiographies are performed worldwide each year.

Financial Operations

Revenue

To date, we have not generated any revenue from the sale of our stent systems. We do not expect to generate any revenue until 2008, based on our expectation of obtaining CE Mark for our Axxess stent system by late 2007.

Research and Development

Research and development expense consists primarily of the cost of product design and development, pre-clinical trials, clinical trials and regulatory activities, as well as the cost of manufacturing products for testing, pre-clinical work and human clinical trials. Research and development expense includes employee compensation including stock-based compensation, supplies and materials, product evaluation and testing, consulting expenses, licensing fees, travel and business expenses, and facility costs including rent and utilities. We also incur significant expenses to operate our clinical trials including trial design and development, clinical site reimbursement, enrollee insurance, data gathering and management, clinical presentation support, and business and travel expenses. The cost of our and others’ products used in our clinical trials is also a significant cost currently recorded in research and development. From our inception through March 31, 2007, we incurred $24.3 million in research and development expense.

General and Administrative

General and administrative expense consists primarily of compensation for executive, finance, marketing and administrative personnel including stock-based compensation. Other general and administrative expenses include consulting fees, audit fees, legal fees principally associated with our efforts to obtain and maintain protection for intellectual property related to our products and methods, and the cost of facilities including rent and utilities. From our inception through March 31, 2007, we incurred $7.9 million in general and administrative expense.

Results of Operations

Comparison of Three Months Ended March 31, 2006 and 2007 (Unaudited)

Revenue

We did not recognize any revenue during the three months ended March 31, 2006 or 2007.

Research and Development

Research and development expense was $1.3 million for the three months ended March 31, 2006, compared to $2.7 million for the three months ended March 31, 2007. The increase of $1.4 million was primarily due to a $0.4 million increase in spending on clinical trials as the DIVERGE clinical trial only began enrolling patients in June 2006, the costs of stent systems and related materials in support of the DIVERGE clinical study of $0.3 million and increased expenses related to compensation and benefits as we hired more staff principally in the clinical function of $0.6 million, including stock-based compensation expense of $0.3 million. The remaining $0.1 million of increased research and development expense between the two quarterly periods primarily related to increased recruitment costs and travel and business expenses in connection with attending conferences. We expect research and development expense to increase significantly principally as a result of commencing our DIVERGE clinical trial and our randomized clinical trial in the United States for our Axxess stent system, and as we continue development and testing of our Axxess LM stent system and conduct additional clinical trials in support of that product.

General and Administrative

General and administrative expense was $0.2 million for the three months ended March 31, 2006, compared to $1.7 million for the three months ended March 31, 2007. The increase of $1.5 million was primarily due to higher compensation and benefit expenses of $1.3 million, including $1.1 million of stock-based compensation expense, resulting from three new executive employees hired in late 2006 and early 2007. The remaining $0.1 million of increased general and administrative expense between the two quarterly periods was primarily due to increased professional fees and rent and facility related expenses. We expect our general and administrative expenses to increase significantly due to the costs associated with operating as a publicly traded company and the costs associated with the commercialization of our products. Assuming receipt of the CE Mark, we expect to begin commercializing our Axxess stent system outside the United States by 2008, and we will begin to incur significant sales and marketing related costs at such time. We will likely incur substantial sales and marketing costs ahead of any commercialization of our products as we put in place the structure and develop the capability to market and sell our products.

Interest Income

Interest income was $0.3 million for the three months ended March 31, 2006, compared to $0.3 million for the three months ended March 31, 2007. There was a modest decrease in interest income between the two quarterly periods due primarily to lower cash balances in the first three months of 2007 compared to the first three months of 2006 as a result of funding our operating losses. There was a modest increase in interest rates that somewhat mitigated the interest income decrease.

Other Income (Expense), Net

Other income (expense), net was not significant in either the first quarter 2006 or first quarter 2007.

Income Taxes

In July 2006, the Financial Accounting Standards Board issued Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on the de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure requirements for uncertain tax positions. We adopted the provisions of FIN 48 effective January 1, 2007 and such adoption did not impact our results of operations or financial position.

Comparison of the Years Ended December 31, 2005 and 2006

Revenue

We did not recognize any revenue during the years ended December 31, 2005 or 2006.

Research and Development

Research and development expense was $5.6 million in 2005, compared to $8.0 million in 2006. The increase of $2.4 million was primarily due to a $1.8 million increase in spending on clinical trials as the AXXESS PLUS clinical trial had completed enrollment of patients in December 2004, and the DIVERGE clinical trial began enrolling patients in June 2006. In addition, the cost of stent systems and related materials in support of the DIVERGE clinical study increased by $0.8 million between the two years. We also incurred increased expenses for compensation and benefits as we hired more staff in the development and clinical functions of $0.8 million, including stock-based compensation of $0.2 million, outside services, primarily related to the costs of drug coating and testing our stents of $0.4 million, and pre-clinical studies of $0.2 million. Partially offsetting these increased expenses was a $2.0 million reduction in licensing fees, which had included a $1.4 million charge for the fair value of a warrant for 658,335 shares of common stock exercisable at $2.96 per share issued to the licensor of the drug coating used on all our products and a cash payment to that supplier of $0.6 million in 2005. The remaining $0.4 million of increased research and development expense between the two years primarily related to increases in travel and business expenses mainly in connection with various trade shows at which results of our clinical trials were presented, rent and facility costs, royalty payments, recruiting expenses and clinical insurance costs.

General and Administrative

General and administrative expense was $1.0 million in 2005, compared to $1.6 million in 2006. The increase of $0.6 million between the two years was primarily due to higher spending for meetings and conferences at which the results of our clinical trials were presented of $0.3 million, and increased compensation and benefits cost of $0.3 million, of which $0.2 million resulted from stock-based compensation.

Interest Income

Interest income was $0.3 million in 2005, compared to $1.4 million in 2006. The increase of $1.1 million was primarily due to higher cash and investment balances from our $32.0 million Series D convertible preferred stock financing, which was completed in October 2005, as well as a modest increase in interest rates.

Other Income (Expense), Net

Other income (expense), net was not significant in either 2005 or 2006.

Income Taxes

Due to the uncertainty of future profitability, which would allow us to realize our deferred tax assets, we have provided a full valuation allowance against our deferred tax assets and, therefore, no tax benefit has been recognized for our net operating losses and other deferred tax assets.

As of December 31, 2006, we had net operating loss carryforwards of approximately $24.0 million and $20.9 million available to reduce future taxable income, if any, for federal and California state income tax purposes, respectively. The federal income tax net operating loss carryforward begins expiring in 2019, and the California state income tax net operating loss carryforward begins expiring in 2013. As of December 31, 2006, we had research and development credit carryforwards of approximately $0.5 million available to reduce future taxable income, if any, for both federal and California state income tax purposes. The federal research and development tax credit carryforward begins expiring in 2020, and the state research and development tax credit carryforward is available indefinitely.

Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, generally imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone significant changes in its stock ownership. We have internally reviewed the applicability of the annual limitations imposed by Section 382 of the Code caused by previous changes in our stock ownership and believe such limitations should not be significant. Future ownership changes, including changes resulting from or affected by this offering, may adversely effect our ability to use our remaining net operating loss carryforwards. If our ability to use net operating loss carryforwards is limited, we may be subject to tax on our income earlier than we would otherwise be had we been able to fully utilize our net operating loss carryforwards.

Comparison of the Years Ended December 31, 2004 and 2005

Revenue

We did not recognize any revenue during the years ended December 31, 2004 or 2005.

Research and Development

Research and development expense was $3.6 million in 2004, compared to $5.6 million in 2005. The increase of $2.0 million was primarily a result of accounting for a warrant issued to the licensor of the drug coating used on all our products. The fair value of the warrant to purchase 658,335 shares of our common stock at $2.96 per share of $1.4 million was charged to licensing fees in research and development. In addition, we incurred higher levels of expense for licensing payments of $0.4 million, pre-clinical studies of $0.3 million, clinical trials of $0.2 million and stock-based compensation of $0.4 million. Partially offsetting these increased expenses were decreases in the cost of stent systems and related materials used in testing and clinical trials of $0.7 million, due mainly to the completion of enrollment of patients in the AXXESS PLUS study by the end of 2004.

General and Administrative

General and administrative expense was $0.8 million in 2004, compared to $1.0 million in 2005. The increase of $0.2 million was primarily due to an increase in stock-based compensation expense of $0.2 million.

Interest Income

Interest income was $0.1 million in 2004, compared to $0.3 million in 2005. The increase of $0.2 million was due to higher cash and investment balances in 2005 as compared to 2004 due to our $9.0 million Series C convertible preferred stock financing that was completed in March 2004 and our $32.0 million Series D convertible preferred stock financing that was completed in October 2005.

Interest Expense

Interest expense was $0.3 million in 2004 and there was no interest expense in 2005. Interest expense of $0.3 million in 2004 included $0.2 million pertaining to the value of warrants issued to bridge note holders preceding the Series C convertible preferred stock financing, and interest on notes payable. All notes payable were repaid in 2004 and therefore, there was no interest expense in 2005.

Other Income (Expense)

Other income (expense), net was not significant in either 2004 or 2005.

Comparison of the Years Ended December 31, 2003 and 2004

Revenue

We did not generate any revenue during the years ended December 31, 2003 or 2004.

Research and Development

Research and development expense was $1.6 million in 2003, compared to $3.6 million in 2004. The increase of $2.0 million was primarily due to a $0.8 million increase in spending on clinical trials as we were enrolling patients in the AXXESS PLUS in 2004. In addition, the cost of stent systems and related material in support of the AXXESS PLUS clinical trial increased by $0.7 million. The remaining $0.5 million of increased research and development expense between the two years primarily related to increases in licensing fees of $0.2 million, pre-clinical studies of $0.1 million, clinical trial insurance costs of $0.1 million, and other, mainly travel and business expenses, of $0.1 million.

General and Administrative

General and administrative expense was $0.7 million in 2003, compared to $0.8 million in 2004. The increase of $0.1 million was primarily due to increased compensation and consulting expenses.

Interest Income

Interest income was less than $0.1 million in 2004, compared to $0.1 million in 2004. The increase was due to higher cash and investment balances in 2004 as compared to 2003 due to our $9.0 million Series C convertible preferred stock financing that was completed in March 2004.

Interest Expense

There was no interest expense in 2003. Interest expense of $0.3 million in 2004 included $0.2 million pertaining to the value of warrants issued to bridge note holders preceding the Series C convertible preferred stock financing and $0.1 million of interest on notes payable.

Other Income (Expense)

Other income (expense), net was not significant in either 2003 or 2004.

Liquidity and Capital Resources

Sources of Liquidity

We are in the development stage and have incurred losses since our inception in August 1999. As of March 31, 2007, we had an accumulated deficit of $39.4 million. We have funded our operations primarily from four private placements of convertible preferred stock resulting in aggregate gross proceeds of $48.4 million through March 31, 2007.

As of March 31, 2007, we did not have any outstanding or available debt financing arrangements. We had working capital of $20.5 million, including $22.1 million in cash and cash equivalents and short-term investments.

Cash Flows

Cash Flows from Operating Activities

Net cash used in operating activities was $4.0 million in 2004, $4.2 million in 2005, $6.2 million in 2006 and $2.8 million for the three months ended March 31, 2007. The net cash used in all periods presented reflects the cost of supporting our operating losses, which principally result from expenditures related to clinical trials and product development and, to a lesser extent, expenditures to develop our infrastructure. These expenditures were offset in part by depreciation and non-cash stock-based compensation in all years, the value of a warrant issued to a supplier of $1.4 million in 2005, and the value of common stock and warrants issued in connection with certain bridge notes of $0.2 million in 2004. Net cash used in operating activities also included non-cash changes in operating assets and liabilities.

Cash Flows from Investing Activities

Net cash used in investing activities was $4.7 million in 2004 and $26.4 million in 2005 as the proceeds from the Series C convertible preferred stock financing in 2004 and the Series D convertible preferred stock financing in 2005 were invested in short-term securities, net of proceeds from maturities of short-term investments used to support our operating losses. Net cash provided by investing activities was $6.1 million in 2006 and $2.8 million for the three months ended March 31, 2007 as proceeds from the maturities of short-term investments were used to support our operating losses. Cash used in investing activities also included purchases of property and equipment and minor proceeds from the sales of fixed assets.

Cash Flows from Financing Activities

Net cash provided by financing activities of $8.7 million in 2004 and $30.8 million in 2005 resulted from the issuance of our Series C and Series D convertible preferred stock financings, which were completed in March 2004 and October 2005, respectively. In 2004, we repaid a note payable from our founder in the amount of $0.3 million. Net cash provided by financing activities in 2006 of $0.1 million resulted from the proceeds from stock option exercises. Net cash used in financing activities for the three months ended March 31, 2007 of $0.1 million resulted from costs related to this offering, net of proceeds from stock option exercises.

Operating Capital and Capital Expenditure Requirements

To date, we have not commercialized any products. We will not generate any revenue unless and until we successfully obtain CE Mark or FDA marketing approval for, and begin selling, our Axxess and Axxess LM stent systems. We anticipate that we will continue to incur substantial net losses through 2009 as we continue to develop our products, conduct and complete clinical trials, pursue additional applications for our technology platform, expand our clinical development team and corporate infrastructure, and prepare for the potential commercial launch of our products, including hiring a direct sales force.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, and interest income we earn on these balances, will be sufficient to meet our anticipated cash requirements for the next two years. It is unlikely that this cash will take us through FDA approval of our Axxess stent system. If our available cash and investments and net proceeds from this offering are insufficient to satisfy our liquidity requirements, or if we develop additional products or pursue additional applications for our products, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity and debt securities may result in additional dilution to our stockholders. If we raise additional funds through the issuance of debt securities, these securities could have rights senior to those of our common stock and could contain covenants that would restrict our operations. We may require additional capital beyond our currently forecasted amounts. For example, we may need to raise additional funds in order to build our sales force and marketing capabilities and fully commercialize our products. Any such required additional capital may not be available on reasonable terms, if at all. If we are unable to obtain additional financing, we may be required to reduce the scope of, delay, or eliminate some or all of, our planned clinical trials, research and development of products and commercialization activities, which could materially harm our business.

Our pivotal clinical trial for our Axxess product, which is required before we can receive regulatory approval in the United States, will be costly. In addition, we will spend additional funds for clinical trials in connection with further testing of our Axxess LM stent system. We will also begin to initiate our commercialization efforts for our Axxess stent system, if approved. We currently expect to begin marketing and sales activities in Europe in 2008. Furthermore, the development of any new applications of our proprietary stent technology and new products will also require the expenditure of significant financial resources and take several years to complete. We expect to fund the development of new applications and potential products with the proceeds of this offering, together with our existing cash and investment balances and revenue from the sales of our Axxess stent system, if approved.

Our forecasts for the period of time through which our financial resources will be adequate to support our operations and the costs to complete development of products are forward-looking statements and involve risks and uncertainties, and actual results could vary materially and adversely as a result of a number of factors, including the factors discussed in the section entitled "Risk Factors" in this prospectus. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.

Because of the numerous risks and uncertainties associated with the development of medical devices, such as our Axxess and Axxess LM stent systems, we are unable to estimate the exact amounts of capital outlays and operating expenditures necessary to complete ongoing clinical trials, gain regulatory approvals and successfully deliver commercial products to market. Our future funding requirements will depend on many factors, including but not limited to:

•	The scope, rate of progress and cost of our clinical trials and other research and development activities;

•	The cost of filing and prosecuting patent applications and defending and enforcing our patent and other intellectual property rights;

•	The cost of defending, in litigation or otherwise, any claims that we infringe third-party patent or other intellectual property rights;

•	The terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	The cost and timing of regulatory approvals;

•	The cost and timing of establishing sales, marketing and distribution capabilities;

•	The cost of establishing clinical and commercial supplies of our products and any products that we may develop;

•	The effect of competing technological and market developments;

•	Licensing technologies for future development; and

•	The extent to which we acquire or invest in businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

Contractual Obligations

The following table discloses information about our contractual obligations by the year in which payments are due as of December 31, 2006:

	Payments Due by Year
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Operating leases	$730,484	$227,427	$498,508	$4,549	—
Minimum royalties	960,000	160,000	480,000	160,000	160,000

Total	$1,690,484	$387,427	$978,508	$164,549	$160,000

The operating lease payments shown above consist principally of payments related to two real estate leases in Irvine, California, which expire in October 2009.

The minimum royalty payments shown above consist of payments related to license agreements we have with Biosensors and SurModics. The total royalty payments for these licenses are based on our net revenues and therefore have no maximum. We also have remaining contingent milestone payments of $40,000 that are payable to Surmodics upon the achievement of certain milestones.

Related Party Transactions

For a description of our related party transactions, see the "Related Party Transactions" section of this prospectus.

Off-Balance Sheet Arrangements

Since inception, we have not engaged in any off-balance sheet activities as defined in Item 303(a)(4) of Regulation S-K.

Critical Accounting Policies and Estimates

Management's discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenue and expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. Actual results may differ materially from these estimates under different assumptions or conditions.

We believe that the following accounting policies and estimates are most critical to a full understanding and evaluation of our reported financial results.

Clinical Trial Accruals

We record accruals for estimated clinical trial expenses, comprised of payments for work performed by participating trial centers and the costs of our and others’ products provided by us to the centers. These expenses are a significant component of our total research and development expense. The costs of our clinical trials are contractually determined based on the nature of the services to be provided, and we accrue expenses for these clinical trials based on estimates of work performed under our clinical trial contracts. These estimates are based on information provided by participating clinical trial centers. If the information provided is incomplete or inaccurate, we may underestimate expenses at a given point in time. To date, we have not made any material adjustments to our estimates of clinical trial expense. We make good faith estimates that we believe to be accurate, but the actual costs and timing of clinical trials are highly uncertain, subject to risks and may change depending upon a number of factors, including our clinical development plan.

Stock-Based Compensation

Through December 31, 2005, we accounted for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and related interpretations. For periods prior to January 1, 2006, we have complied with the disclosure-only provisions of Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation, as amended.

Effective January 1, 2006, we adopted Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment, or SFAS 123(R), which requires the measurement and recognition of compensation expense for all share-based payment awards granted, modified and settled to our employees after January 1, 2006 based on the fair value of the stock-based compensation. We estimate the fair value of stock options using a Black-Scholes option pricing model, which requires the input of subjective assumptions, including expected stock price volatility and the expected life and estimated forfeitures of each award. The fair value of stock-based awards is amortized over the vesting period of the award, and we have elected to use the straight-line method of amortization. Due to the limited amount of historical data available to us, particularly with respect to stock price volatility and option life, we have estimated these variables based upon an analysis of certain peer group companies. Actual results could differ from our assumptions.

We granted stock options with exercise prices ranging from $0.38 to $1.14 per common share during the 18 months ended March 31, 2007. In determining the fair value of the common stock at the time of stock option grants, we did not obtain contemporaneous valuations by an unrelated valuation specialist. Instead, we relied on our board of directors, which includes a number of venture capitalists who have considerable experience in the valuation of emerging companies and several members with extensive experience in the medical device industry. However, in connection with the preparation of our financial statements necessary for this offering and based upon preliminary valuation information discussed with the underwriters of this offering, as well as valuation information derived from other small capitalization medical technology companies recently completing an initial public offering, we have retrospectively reassessed the estimated fair value of our common stock assuming the completion of this offering. Our reassessment of the fair value of our common stock focused on the period from October 2005 to March 2007 due to the fact that our last arm’s length financing was our Series D convertible preferred stock issuance, which was completed in October 2005 following the presentation of the positive six-month results from our AXXESS PLUS clinical trial. This represented a substantial financing event for us as we raised $32.0 million and added two new, experienced venture capital firms to our investor base and board of directors. As of the time of this filing in May 2007, we made a market-based assessment of the valuation of comparable smaller capitalization medical technology companies that had completed their initial public offerings within the past year. In addition, we had discussions with our underwriters regarding their preliminary estimates of our expected range of valuation. In reassessing the fair value of our common stock from October 2005 to April 2007, we established $10.75 as the reassessed per share value of our common stock as of April 30, 2007.

As a pre-revenue company, we believe that advances in product development, clinical study enrollment, the receipt of clinical data, the formal presentation of clinical results and developments in our intellectual property portfolio are the primary determinants of our value and our common stock. During the period from October 2005 through April 2007, we were engaged in continuous efforts to further develop, test and clinically evaluate our products and prosecute our intellectual property. In addition, there were significant events external to us during this time frame that we believe materially affected our value. In reassessing the fair value of our common stock, we reviewed the important events that occurred from October 2005 to April 2007, both internal and external to us, which we believe had an effect on the value of our common stock. Those events, and the resulting impact that those events had on our common stock on a reassessed basis, are summarized below. In reassessing the fair value of our common stock, we reviewed each of the factors in relation to the dates that we granted stock options.

In October 2005, the six-month angiographic data from our AXXESS PLUS clinical trial was presented at TCT. The data presented provided an initial indication that the Axxess stent system was safe and effective, and this presentation was helpful in allowing us to raise $32.0 million in a Series D convertible preferred stock financing in October 2005. The Series D convertible preferred stock financing was issued at $3.77 per share of Series D convertible preferred stock, and two new venture capital firms were included in the financing, and their representatives were elected to our board of directors. On the basis of the positive data from the clinical trial and the successful preferred stock offering, we reassessed the fair value of our common stock at $3.39 per share, which was 90% of the Series D convertible preferred stock price of $3.77 per share, as of October 21, 2005. The 10% discount reflects the liquidity preferences of the Series D convertible preferred stock, which has significant rights, preferences and privileges over our common stock.

In April 2006, we made a CE Mark submission to our Notified Body in Europe, and we reassessed the fair value of our common stock at $4.25 per share as of April 20, 2006.

In June 2006, we submitted an IDE to the FDA to commence our DIVERGE clinical trial. The FDA disallowed our request to commence the DIVERGE trial in the United States and requested that we not re-file our IDE until they further investigated the drug used on our stents. We made the decision to commence DIVERGE clinical activities outside the United States and began enrolling patients in late June 2006 with the hope that these patients would ultimately be includable in an eventual PMA submission to the FDA. On the basis of the commencement of the DIVERGE clinical trial, we reassessed the fair value of our common stock at $6.25 per share as of June 30, 2006.

During the period from July 2006 through September 2006, we continued to progress in enrolling patients in our DIVERGE study, and by late September we had enrolled over 50 patients, and physician feedback continued to be positive. However, in late August 2006, none of the Series B convertible preferred stock warrant holders exercised their warrants to purchase a total of 205,065 shares of Series B convertible preferred stock at $2.96 per share, and the warrants expired unexercised. In addition, in mid-September, the FDA issued a “Statement on Coronary Drug-Eluting Stents,” which discussed certain clinical data that had been presented at the March 2006 American College of Cardiology meeting and the September 2006 European Society of Cardiology meeting. This data suggested a small but significant increase in the rate of death and heart attacks, potentially due to late-stent thrombosis, in patients treated with drug-eluting stents versus patients treated with bare metal stents 18 months to three years post-procedure. However, in our AXXESS PLUS study, we had seen no adverse events related to late-stent thrombosis. On the basis of these mixed developments, we reassessed fair value of our common stock at $6.75 per share as of September 30, 2006.

In late October 2006, we received a key United States patent covering the tapered shape of our stent as it relates to the flow of blood. In addition, Conor Medsystems, a stent company that had completed its initial public offering late in 2004, announced in November 2006 that it was being sold to Johnson & Johnson for approximately $1.4 billion. As a result of the Conor Medsystems transaction, we began to seriously consider the opportunity for, and the timing of, going public, and in late November we hired a chief financial officer who has over 15 years of medical device experience and was instrumental in bringing two medical device companies public. However, there was continued negative publicity concerning the late-stent thrombosis issue during this time. On the basis of these developments, notably the valuation of Conor Medsystems on its sale, we reassessed the fair value of our common stock at $9.75 per share as of November 27, 2006.

In December 2006, we received a non-approval notice from the European regulatory authorities regarding our CE Mark submission, stating that the drug coating, which is applied to all our stents, would first need to be approved. In addition, the FDA convened a public hearing of the CSDA Panel, which acknowledged that there was a clinically important numerical excess of late-stent thromboses with drug-eluting stents compared to bare metal stents. Furthermore, the financial advisory firm that had assisted us in our Series B convertible preferred stock financing in 2001 and received five-year warrants to purchase 120,151 shares of common stock at $2.96 per share let those warrants expire unexercised. However, more than offsetting these negative events, we hired a new chief executive officer who has over 25 years of experience in the cardiology device market, including almost 20 years of interventional cardiology experience. On the basis of these developments, we reassessed the fair value of our common stock at $10.25 per share as of December 17, 2006.

In January 2007, Xtent, a stent company that utilizes the same drug coating on its stents as ours, completed an initial public offering with a pre-money valuation of approximately $315 million based on its initial public offering price. We began having formal discussions with a number of investment banks about the possibility of going public. Based on such discussions with over a dozen investment banks regarding our ability to achieve an initial public offering, we made the decision to aggressively pursue an initial public offering. On the basis of these developments, we reassessed the fair value of our common stock at $10.50 per share as of January 22, 2007. We arrived at this value based primarily on an analysis of Xtent’s post-initial public offering valuation. Subsequent to its initial public offering, Xtent has traded in an enterprise value range of approximately $165 to $300 million. In valuing our common stock based on this comparable company valuation, we utilized Xtent’s pre-money valuation and arrived at a fully diluted common stock per share value of $10.50.

Subsequent to January 2007, a number of positive developments have occurred. We received two notices of allowance pertaining to United States patents covering a number of intellectual property claims. Our board of directors approved the investment banking syndicate for the initial public offering, and we held an organizational meeting to begin the initial public offering process. We also hired a vice president of sales and marketing.

We continued to enroll patients in the DIVERGE trial, surpassing 150 patients. We progressed in our discussions with the FDA concerning IDEs for both the DIVERGE trial and a randomized clinical trial. We submitted an amendment to our DIVERGE IDE on April 30, 2007. On the other hand, there continued to be considerable and continuing negative press on the late-stent thrombosis issue. While nothing definitive has yet been issued by the FDA on this subject, it is clear from our discussions with the FDA that our clinical trials will require more patients and longer follow-up periods than we had previously expected. On the basis of these mixed developments, we reassessed the value of our common stock at $10.75 per share as of April 30, 2007. In establishing $10.75 as the estimated fair value of our common stock as of April 30, 2007, we primarily relied upon our market-based assessment of the valuation of comparable small capitalization medical technology companies that have completed their initial public offerings within the past year.

The following table summarizes information for all stock options granted by us during the 18 months ended March 31, 2007, including the exercise price and estimated reassessed fair value of our common stock based on our retrospective reassessment described above.

Date of Grant	Number of Options Granted	Exercise Price	Estimated Weighted- Average Fair Value Per Share	Weighted- Average Intrinsic Value Per Share
December 14, 2005	15,000	$0.38	$3.39	$3.31
January 5, 2006	100,000	0.57	3.39	3.31
February 7, 2006	419,000	0.57	3.39	3.31
May 9, 2006	15,000	0.57	4.25	3.68
July 17, 2006	50,000	0.57	6.25	5.68
September 25, 2006	7,000	0.57	6.25	5.68
October 30, 2006	22,000	0.57	6.75	6.18
November 8, 2006	30,000	0.57	6.75	6.18
November 27, 2006	608,000	0.57	9.75	9.18
December 11, 2006	30,000	0.57	9.75	9.18
December 17, 2006	1,100,000	0.57	10.25	9.68
December 20, 2006	10,000	0.57	10.25	9.68
January 22, 2007	65,000	1.14	10.50	9.36
January 30, 2007	75,000	1.14	10.50	9.36
February 12, 2007	225,000	1.14	10.50	9.36

As of December 31, 2006, total compensation cost related to non-vested employee stock options was $18.5 million, which is expected to be recognized over the four year vesting period of the options on a straight-line basis. While our financial statements through December 31, 2005 account for stock option grants pursuant to APB No. 25, in accordance with SFAS No. 123, we disclose in the footnotes to our financial statements the pro forma impact on our net loss had we accounted for stock option grants using the fair value method of accounting. This information is presented as if we had accounted for our employee stock options at fair value using the minimum value option-pricing model. Our use of the minimum value model was primarily due to our determination as to its appropriateness as well as its general acceptance as an option valuation technique for private companies.

While it is reasonable to expect that the completion of our initial public offering will increase the value of our common stock as a result of increased liquidity and marketability, the amount of additional value cannot be measured with any precision or certainty. Determining the reassessed fair value of our common stock required our board of directors and management to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty. For this and other reasons, the reassessed fair values used to compute stock-based compensation expense may not be reflective of the fair value that would result from the application of other valuation methods, including accepted valuation methods for tax purposes.

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109, or FIN No. 48. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 became effective for fiscal years beginning after December 15, 2006. Our adoption of FIN No. 48 did not have an impact on our results of operations or financial position in the three months ended March 31, 2007.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS No. 157. SFAS No. 157 addresses differences in the definition of fair value and guidance in applying the definition of fair value in the many accounting pronouncements that require fair value measurements. SFAS No. 157 emphasizes that (1) fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing the asset or liability for sale or transfer and (2) fair value is not entity-specific but based on assumptions that market participants would use in pricing the asset or liability. Finally, SFAS No. 157 establishes a hierarchy of fair value assumptions that distinguishes between independent market participant assumptions and the reporting entity’s own assumptions about market participant assumptions. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not expect that SFAS No. 157 will have a material impact on our consolidated results of operations, financial position or liquidity.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS No. 159. SFAS No. 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We have not determined whether we will early adopt SFAS No. 159 or choose to measure any eligible financial assets and liabilities at fair value. Management is in the process of evaluating the impact of SFAS No. 159 on us, if any.

Quantitative and Qualitative Disclosures About Market Risk

The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and investments in a variety of marketable securities, including commercial paper, money market fund and United States government securities. Our cash and cash equivalents as of March 31, 2007, included liquid money market accounts. Due to the short-term nature of our investments, we believe that there is no material exposure to interest rate risk.

BUSINESS

Overview

We are a medical device company focused on developing and commercializing novel drug-eluting stent systems. Our technology targets the treatment of bifurcation lesions, or vascular disease located at the division of one artery into two, which may occur throughout the vasculature. Collectively, treatment of these bifurcation lesions results in approximately 1.0 million procedures per year, a worldwide market opportunity of approximately $2.0 billion given our product pricing assumptions. Treatment options for bifurcation lesions are limited given that surgery is highly invasive, medical treatments are often ineffective and the complex anatomy of the bifurcation often results in sub-optimal stenting outcomes. Traditional drug-eluting stents, which are used off-label to treat bifurcation lesions, do not conform to the natural shape of the bifurcation and may result in poor clinical outcomes, including elevated rates of repeat procedures and restenosis, the renarrowing of the arteries over time. The FDA has not approved any stent for the treatment of bifurcation lesions. We are the only company with human clinical experience utilizing a drug-eluting stent designed for use in bifurcation lesions, with over 360 patients treated to date.

We have an innovative approach to the treatment of bifurcation lesions. Our first product, the Axxess stent system, is currently in the clinical evaluation stage for the treatment of bifurcation lesions in the three major epicardial arteries, or ECA, that provide all of the blood flow to the heart muscle. Based in part upon information from Health Research International, we believe that approximately 20% of those patients undergoing percutaneous coronary interventions, or PCI, suffer from ECA bifurcation lesions, and we believe these patients could benefit from an appropriately designed stent. However, there is no widely accepted data regarding the total prevalence of ECA bifurcation lesions and existing data cited in the literature and clinical studies vary significantly. Assuming an estimated 20% prevalence, the potential worldwide market opportunity is approximately 540,000 PCI procedures, equating to a worldwide market opportunity in excess of $1.0 billion annually given our product pricing assumptions. In addition, patients with ECA bifurcation lesions who would otherwise be treated with surgery or drug therapy may also be candidates for interventional therapy using our Axxess stent technology. To date, we have treated over 330 patients with ECA bifurcation lesions, and we have applied for IDE approval to commence clinical trials in the United States. In addition, we are actively applying our stent technology to treat bifurcation lesions of the left main coronary artery, or LMCA, with our Axxess LM stent. LMCA bifurcation lesions are considered difficult to treat and the current standard of care is a highly invasive open chest surgery involving CABG. We estimate that such lesions result in over 175,000 worldwide surgical procedures annually, which could represent a worldwide market opportunity in excess of $500 million annually given our product pricing assumptions. To date, we have treated more than 30 patients with the Axxess LM stent system. We are pursuing other potential non-coronary applications for our technology platform, including the treatment of bifurcation lesions of the common carotid artery, or Carotid. There are over 270,000 Carotid stenting and surgical procedures performed annually, 90% of which we estimate may benefit from a stent specifically designed for bifurcation lesions. We estimate the worldwide market opportunity to be in excess of $400 million annually given our product pricing assumptions. Each new clinical indication will require design modifications to our stent system and will require new regulatory approvals.

Our stents are made from a shape-memory alloy, known as nitinol, coated with an anti-inflammatory, anti-proliferative drug and a biodegradable polymer, which in combination are intended to reduce the incidence of restenosis. The proprietary conical shape of our stent is designed to conform to the anatomy of the bifurcation, providing complete coverage of the lesion and lending structural stability to the vessel. Our stent coating is made up of Biolimus A9 and PLA, a commonly used biodegradable polymer. Our stents are delivered to the site of the lesion through a low-profile, rapid exchange catheter, a delivery system preferred by most cardiologists. The unique design of our stent systems allows them to be used alone or adjunctively with one or more traditional stents depending on the nature of the disease being treated.

Clinical and Regulatory Status

Our drug-eluting stent systems are combination devices, comprised of a stent with a drug coating, which require clinical trials and regulatory approval as medical devices before they can be marketed. We have completed treatment of patients in three clinical trials: AXXESS, AXXESS PLUS and AXXENT. The six-month data from the AXXESS PLUS trial, which studied the Axxess stent system in 139 patients, was presented at TCT, in October 2005 and demonstrated favorable initial safety and effectiveness for the treatment of ECA bifurcation lesions. In October 2006 at TCT, we presented the six-month data from the 33 patient AXXENT study, which we believe is the only clinical study of a stent specifically designed to treat LMCA bifurcation lesions. The data showed that the Axxess LM stent can successfully treat LMCA lesions and had an in-stent binary restenosis rate of 0% at six-month follow-up. We believe the results of these trials indicate that the Axxess technology platform may offer superior clinical results when compared with off-label stenting techniques.

We license our drug coating from Biosensors and our filings with regulatory authorities in the United States and European Union reference Biosensors’ DMF and MAF. The approval of our products by these regulatory authorities is dependent in part upon data contained within Biosensors’ DMF and MAF as they relate to our products. We submitted an application for the CE Mark to gain European regulatory approval for our Axxess stent system and, in December 2006, we received questions from the Competent Authority regarding, among other things, Biosensors’ DMF and MAF as they relate to our products. We are prepared to respond to these questions following the resolution of the questions relating to Biosensors’ European DMF and MAF for Biolimus A9. We expect to receive CE Mark approval by late 2007. Such approval will allow us to begin commercialization of the Axxess stent system in the European Union and other countries that recognize the CE Mark.

We will need PMA from the FDA before we can market our products in the United States, which we expect will require data from clinical trials of approximately 2,000 patients in the aggregate treated with a Biolimus A9-eluting stent. Our current trial, DIVERGE, is a multi-center, controlled clinical study of our Axxess stent system, and we expect to enroll up to 600 patients in this study. To initiate clinical trials in the United States, we first need the FDA to grant us an IDE. As soon as the DIVERGE IDE is approved by the FDA, we will begin enrolling patients in the United States. In the meantime, we have enrolled over 185 patients, and plan to enroll at least 115 additional patients, outside of the United States that we believe we will be allowed to include under the DIVERGE protocol in our PMA submission. We submitted an amendment to our DIVERGE IDE on April 30, 2007. Our pivotal study, which will be required for our PMA application, will be a randomized clinical trial comparing 650 patients treated with Axxess stents against 650 patients treated with traditional drug-eluting stents utilizing off-label stenting techniques. The remaining patients will be collected from either post-market studies conducted with the Axxess stent or by pooling data from other Biolimus A9-eluting stent studies, if allowed by the FDA. We anticipate submitting our PMA application during the second half of 2009.

Background

Vascular disease is one of the leading causes of death worldwide. The disease is the result of an accumulation of plaque, which is a mixture of fat, cholesterol, calcium and white blood cells, in the artery walls. As the disease progresses, the build-up of plaque can narrow or occlude the vessel, forming sites referred to as lesions. Locations where arteries bifurcate are particularly susceptible to the development of lesions because of the disturbance in the flow of blood at the site of the division.

Vascular disease in the coronary arteries, which is commonly referred to as coronary artery disease, or CAD, is the most common form of vascular disease and the leading cause of death in the United States and Europe. According to the American Heart Association, CAD affects over 15.8 million people in the United States, accounting for 1.2 million heart attacks and contributing to over 450,000 deaths annually. Vascular disease in arteries outside the coronary arteries, commonly referred to as peripheral artery disease, or PAD, affects eight million people in the United States according to the American Heart Association and is associated with significant morbidity and mortality.

Evolution of Treatments for Coronary Artery Disease

The treatment of vascular disease has experienced significant innovation and has evolved from invasive bypass surgery to percutaneous, or catheter-based, interventions, such as balloon angioplasty and stenting. The most recent percutaneous innovation for the treatment of CAD was the development of drug-eluting stents, which are traditional bare metal stents coated with a drug that is intended to reduce restenosis. To our knowledge, no drug-eluting stent has been approved to treat bifurcation lesions in any market.

Coronary Artery Bypass Graft Surgery

In the 1960s, CABG surgery was developed as a treatment for CAD. In this procedure, a healthy vein or artery is taken from another site in the patient's body. The patient's chest is surgically opened and the harvested vein or artery is connected to the aorta and to the affected artery below the blockage to provide a pathway for the blood flow around the site of the lesion. For many years, CABG surgery had been considered the standard of care for treating CAD in patients at moderate to high risk of heart attack. However, CABG surgery is a highly invasive surgical procedure that is generally associated with long hospital stays and recovery times. Despite this, CABG surgery remains a common treatment for bifurcation lesions, and the treatment of choice for LMCA disease.

Balloon Angioplasty

In the late 1970s, a significant advancement in the treatment of CAD was developed that provided physicians with a minimally-invasive means of reopening arteries narrowed by lesions. This type of therapy is called percutaneous coronary intervention, or PCI. The initial PCI procedure was percutaneous transluminal coronary angioplasty, known as PTCA or balloon angioplasty, a procedure in which a physician inserts a flexible catheter with a balloon at its tip into the femoral artery at the groin and maneuvers the catheter through the vascular system into the coronary arteries. At the site of the lesion, the balloon is inflated, compressing the plaque and stretching the artery wall to create a larger channel and restore blood flow. This therapy was rapidly adopted by physicians because it resulted in shorter hospital and recovery times as compared to CABG surgery. However, while providing clear advantages over CABG surgery, the long-term effectiveness of balloon angioplasty is limited by restenosis, which occurs due to two primary causes, the elastic recoil of the artery wall and the formation of scar tissue within the artery, and typically requires a repeat of the PCI or CABG surgery. Clinical trials have demonstrated that restenosis occurred in up to 50% of balloon angioplasty procedures within six months of treatment. In many instances, patients who develop restenosis must have additional procedures to re-open the artery.

Bare Metal Stents

The next significant innovation in PCI was the development of stents in the 1990s. Stents are tubular metal devices consisting of interconnected struts that are inserted inside the narrowed artery and expanded to hold the artery open. Stents can be deployed at the site of the lesion through expansion of a balloon catheter, a design known as a balloon expandable stent, or based on the radial force of the stent itself, which expands outward when not constrained by a sheath, a design known as a self-expanding stent. Bare metal stents eliminated almost all of the procedural complications associated with PTCA, such as dissection and acute occlusion, and lowered the occurrence of restenosis by addressing the elastic recoil of the artery wall. As a result, stents were quickly adopted as the primary interventional therapy for CAD. However, bare metal stents do not address the secondary cause of restenosis, the growth of tissue within the stent. Clinical trials have demonstrated that restenosis occurs in approximately 26% to 36% of bare metal stent procedures within eight to nine months of treatment. In many instances, patients who develop restenosis must have additional procedures to re-open the artery.

Drug-eluting Stents

The most recent innovation in PCI was the development of drug-eluting stents. Anti-proliferative drugs were added to stents to prevent the growth of tissue within the stent in the months after the procedure. Drug-eluting stents are traditional bare metal stents with a durable coating that elutes an anti-proliferative drug to minimize tissue growth. This has resulted in improved patient outcomes due to reduced restenosis. According to published third-party analysis of the data from a number of randomized controlled clinical trials for currently marketed drug-eluting stents, the restenosis rate for drug-eluting stents used in non-complex lesions was approximately 8% to 9% as compared with over approximately 26% to 36% for bare metal stents in similar lesions, leading to reductions in the need for repeat procedures. As a result, following their introduction in Europe in 2002 and in the United States in 2003, drug-eluting stents brought about a rapid shift in physician treatment of CAD and were used in 89% of the stent procedures in the United States in 2005. Drug-eluting stents were used in approximately 1.6 million of the approximately 2.5 million coronary stent procedures performed worldwide in 2005, and represented an approximately $5.3 billion market. However, due to recent concerns about late-stent thrombosis, the usage of drug-eluting stents has declined to approximately 70% according to industry estimates. To our knowledge, no drug-eluting stent has been approved to treat bifurcation lesions in any market.

Existing approved drug-eluting stents have demonstrated improved long-term clinical results and lower rates of restenosis when compared with bare metal stents. However, some recent clinical data indicate higher rates of thrombosis, which could lead to heart attacks or death, in patients who received drug-eluting stents when compared to patients who received bare metal stents. In response, the FDA evaluated this clinical data during a public meeting of the CSDA Panel in December 2006. The FDA has not issued final conclusions or recommendations from this meeting but its initial response did not advise a change of practice in common lesions and requested additional data on drug-eluting stents in complex lesions. As a result of this clinical data, the use of bare metal stents has reportedly increased, and the use of drug-eluting stents has correspondingly decreased. Additionally, drug-eluting stents currently available in the United States use drug-eluting polymer coatings that remain permanently on the stent, and we believe that their long-term safety may be diminished because of this characteristic. Many of the next generation drug-eluting stent designs in development, including ours, do not use drug carriers that remain permanently on the stent.

Bifurcation Lesion Target Market

Bifurcation lesions are those lesions located in and around the branching of one artery into two arteries as depicted below.

ECA Bifurcation Lesions

ECA lesions constitute the largest market opportunity for stents today. The three major epicardial arteries are the left anterior descending, or LAD, the left circumflex, or LCx, and the right coronary artery, or RCA. There are no stenting systems currently approved by the FDA that are specifically designed for use in the treatment of bifurcation lesions, and as a result, many of these patients are treated with sub-optimal PCI techniques using traditional stents, are referred to CABG surgery, or are treated medically. Approximately 2.7 million PCI procedures are expected to be performed worldwide in 2007 on ECAs, with an estimated 20% of those patients suffering from a bifurcation lesion that could benefit from an appropriately designed stent. However, there is no widely accepted data regarding the total prevalence of ECA bifurcation lesions and existing data cited in the literature and clinical studies vary significantly. Assuming an estimated 20% prevalence, the potential worldwide market opportunity is approximately 540,000 PCI procedures annually. This estimated percentage does not include procedures that would otherwise be treated surgically or medically. Given our product pricing assumptions, this suggests a worldwide market opportunity of approximately $1.0 billion in potential revenue on an annual basis, with approximately $550 million of this opportunity occurring in the United States alone.

LMCA Bifurcation Lesions

An estimated 3.5% of the approximately 5.0 million patients receiving coronary diagnostic angiography worldwide are diagnosed with arterial lesions at the bifurcation of the LMCA. The LMCA is the sole artery from the aorta supplying blood flow to the left side of the heart. Blockages of the LMCA are life threatening and refractive to medical therapy, and thus require immediate treatment, which, currently, is typically done with CABG surgery. The LMCA is a relatively short, large diameter vessel that splits into the LAD and LCx arteries, the major epicardial vessels that supply blood to the left side of the heart. Thus, the majority of lesions in the LMCA are also bifurcation lesions. There are currently no stents approved to treat LMCA lesions and interventional cardiologists rarely treat LCMA patients off-label with today’s current stent technology due to the significant risks associated with procedural and post-procedural complications. We believe that an effective stent treatment for LMCA lesions will need to address the issues of vessel diameter, severe angulation and branch vessel access. We estimate that treatment of LMCA bifurcation lesions using a drug-eluting stent, such as our Axxess LM stent system, designed specifically for bifurcation lesions in the LCMA, represents a worldwide market opportunity of approximately 175,000 procedures annually, which translates to approximately $500 million in annual revenue given our product pricing assumptions.

Carotid Bifurcation Lesions

Approximately 30% to 40% of strokes are caused by an occlusion or embolism formed in one of the Carotids, which are the arteries supplying blood flow to the brain. Presently, revascularization of the Carotids is done either surgically with an invasive carotid endarterectomy procedure, or CAE, or percutaneously with a carotid artery stent procedure, or CAS. On a worldwide basis, there are approximately 200,000 CAE procedures and 70,000 CAS procedures performed annually. A number of factors have driven increased conversion of surgical procedures to stent procedures, including better stent and embolic protection technology, and improving reimbursement for stent procedures. These factors have resulted in CAS procedures growing from approximately 13% of carotid revascularization procedures in 2004 to approximately 25% in 2007, and it is projected that this will increase to over 39% by 2010.

Limitations of Current Stenting Treatments for Coronary Bifurcation Lesions

Traditional stents were not designed to treat the complex anatomy of a bifurcation and the FDA has not approved any stent for the treatment of bifurcation lesions. Physicians have historically resisted treating bifurcation lesions with balloon angioplasty and bare metal stents due to the complex procedural techniques, high levels of complications, poor clinical outcomes and the resulting high rate of repeat procedures. With the development of drug-eluting stents that substantially reduce the occurrence of restenosis, interventional cardiologists have employed the use of traditional drug-eluting stents through off-label techniques to treat bifurcation lesions. However, the complex anatomy of most bifurcations has required the development of procedural techniques that distort traditional stents in an attempt to match the irregular shape of the dividing arteries. These techniques include the Provisional T-Stent procedure, the Crush technique, the Culotte technique and the V-Stent technique, all of which involve distorting, crushing, overlapping, or otherwise manipulating multiple stents to try to match the unique anatomy of the bifurcation. The improvised, off-label use of traditional stents for the treatment of bifurcation lesions results in stents layered on top of one another, shifting or plowing of the plaque into the side branch, and incomplete coverage of the lesion, particularly at the side branch ostium. While the use of these off-label stenting techniques is common, the procedures are limited by several important deficiencies, including:

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Poor Procedural Outcomes.    Common procedural complications include plaque shift between vessels, the inability to place a balloon or stent in a diseased or occluded side branch, and side branch obstruction with main branch stent struts, which is referred to as jailing. These complications may result in compromised revascularization of one or both arteries. Thus, the interventionalist struggles with the challenge of obtaining an acceptable result in the main vessel without obstructing the side branch and compromising blood flow.

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Complex and Time Consuming.    Off-label bifurcation stenting techniques are difficult to perform, even for experienced interventional cardiologists. The challenges of off-label bifurcation stenting techniques include the need to manipulate the stents to approximate the unique shape of each bifurcation, to treat intra-procedural complications and to fully address the disease. As a result, when faced with a bifurcation, interventional cardiologists may refer the patient to surgery or medical treatment.

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Stent Damage and Poor Drug Performance.    The means employed to position stents in off-label stenting techniques require the deformation of the stents and can result in significant damage to the stent struts and drug coating. Strut breakage can harm the integrity of the stent and damaged stent coatings can disrupt drug delivery, both of which likely contribute to late-stent thrombosis and restenosis.

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Reduced Access for Repeat Interventions.    Due to the progressive nature of CAD, patients often require multiple interventions over time. Jailing of the side branch can result in the inability to access downstream vessels should another procedure be required.

These significant shortcomings have resulted in sub-optimal clinical performance of off-label stenting techniques in bifurcation lesions. Studies of procedures using off-label techniques to treat bifurcation lesions conducted to date have indicated that follow-up MACE rates are at least 25%, and as much as 50% higher than for patients treated for non-bifurcation lesions depending on the technique used to treat the side branch. With the introduction of drug-eluting stents, MACE rates overall are lower compared to bare metal stents, but still remain higher compared to mid-vessel lesions. We believe the improvement is due to the reduction in main vessel restenosis rates to 5% to 10%, while side branch restenosis rates persist in the range of 20%. For these reasons, we believe that the treatment of bifurcation lesions continues to constitute a major unmet medical need warranting the development of an appropriately designed dedicated device.

Our Solution

We believe that our Axxess stent is the only stent system designed to address the unique physiological and structural challenges inherent in the treatment of bifurcation lesions. The Axxess stent technology incorporates a self-expanding, nitinol stent and a drug coating, which in combination are intended to reduce the incidence of restenosis of the treated arteries and associated complications. The key aspects of our technology include:

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Innovative Stent Designed Specifically for Bifurcations.    Our Axxess stents are self-expanding and conform to the unique geometry of the patient’s vasculature, which results in full apposition to the vessel wall ensuring proper delivery of the drug, minimizing plaque shift, maintaining access to the side branch, and preserving blood flow to downstream vessels.

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Simple Stent Deployment and Placement.    Our Axxess stents are delivered to the site of the bifurcation in a low-profile, rapid exchange delivery catheter and are easily and accurately deployed within the main vessel at the point of bifurcation through a quick and simple placement technique. The design of our delivery catheter overcomes placement accuracy deficiencies characteristic of previous coronary self-expanding stent systems. The self-expanding design allows for the rapid and accurate placement at the apex of the carina. Radiopaque markers at the end of the stent allow a physician to see when our stent is properly arrayed around the ostia and assist in the placement of additional stents, if needed. The rapid exchange stent delivery system matches the preference of most practitioners.

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Flexible Treatment Options.    Our Axxess stents can be used alone, or in conjunction with one or more traditional coronary stents in order to fully address the lesion depending on the nature of the disease and the anatomy of the arteries being treated. This flexibility allows physicians to customize the stent selection to address the broad anatomical variety of bifurcation lesions. Traditional stents fit easily into place to allow for appropriate alignment and to provide for complete lesion coverage. All of the stents are implanted in their originally intended shape without deformation to match the anatomy of the bifurcation. This prevents the formation of structural occlusions to blood flow or stent damage.

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Anti-Restenosis Drug and Biodegradable Coating.    Our stents are coated with the Biolimus A9 drug compound and a biodegradable polymer carrier. Biolimus A9 is a rapamycin derivative drug developed by Biosensors. Biolimus A9 has been shown in randomized clinical trials to be effective against tissue proliferation, a leading cause of restenosis. Terumo Corporation, Biosensors and Xtent have adopted this drug for their stent development programs. The biodegradable PLA coating allows for the delivery of an appropriate amount of the drug, deployed in a consistent fashion. PLA is a well understood polymer material with a long history of use in the human body in applications ranging from sutures to orthopedic implants. We believe the biodegradability of the polymer used in our drug coating is an advancement over existing technology in that it is fully absorbed by the body, which we believe may reduce the likelihood of late-stent thrombosis.

Our Strategy

Our goal is to become the first provider of drug-eluting stents specifically designed and approved for the treatment of bifurcation lesions, replacing all bifurcation treatment techniques used by physicians today, and to establish a durable leadership position. In addition, we expect to expand the existing stent market to include bifurcation lesions that are suitable for stent therapy, such as in the LMCA and Carotids. Key elements of our strategy include:

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Demonstrate the Clinical Safety and Efficacy of and Gain Regulatory Approval for the Axxess and Axxess LM stent systems.    We intend to show the clinical safety and efficacy of our Axxess and Axxess LM stent systems through carefully designed clinical trials. We are preparing to commence a randomized, controlled trial comparing the Axxess stent system to off-label use of traditional stents in ECA bifurcations. We intend to use the results of these clinical trials to support necessary regulatory submissions on a worldwide basis, as well as reimbursement where required. In addition, we believe that the results of those studies will provide us with valuable data to drive market adoption.

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Commercialize and Drive Worldwide Adoption of Our Products.    We plan to commercialize our products on a worldwide basis through the combination of a direct sales force, distributors and corporate partnerships where appropriate. Following the attainment of a CE Mark for the Axxess stent system, we intend to commercialize our products through a direct sales force and distributors in select countries within the European Union and countries outside of the European Union that recognize the CE Mark for regulatory purposes. Following FDA approval, we intend to distribute our products through a direct sales force in the United States. In addition, we will make the necessary investments to increase our manufacturing capacity to meet the commercial demand for our products.

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Build Awareness and Support Among Leading Physicians Through Close Collaboration With Key Opinion Leaders in the Field of Interventional Cardiology.    We believe that the limitations of off-label use of traditional stents to treat bifurcation lesions are well recognized. In developing support for our solution among the community of physicians, our strategy is to continue our close collaboration with key opinion leaders in the field of interventional cardiology. To this end, we have enlisted a number of leading interventional cardiologists to serve as investigators in our clinical studies. We also intend to look to these physicians to both produce and publish scientific data that further support the use of our stent technology to treat bifurcation lesions.

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Facilitate Physician Procedural Flexibility and Choice of Traditional Drug-eluting Stents Used Adjunctively With Our Stent.    We have designed our Axxess stent system to be compatible with any commercially available stent system and our trials are designed to demonstrate this. We believe this will allow us to market our products to all physicians regardless of their distal stent preference.

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Leverage Our Technology Platform into Multiple Indications Including Bifurcation Lesions in the Carotids and Other Peripheral Vasculature.    We believe that our technology is applicable to a broad range of therapeutic areas that represent large and growing market opportunities. We intend to pursue the use of our technology for treating bifurcation lesions in the Carotids and certain peripheral vessels. These product development programs share key design elements with our existing Axxess stent system.

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Expand and Strengthen Our Intellectual Property Position.    We believe that our current intellectual property position will allow us to effectively market our products for the treatment of bifurcation lesions. However, we plan to continue to expand our current intellectual property position. Our strategy includes originating our own intellectual property and may require us to acquire additional intellectual property to enhance our existing position and enable us to more effectively protect our technology.

Our Technology Platform

We are developing a proprietary percutaneous coronary interventional therapy, consisting of a drug-eluting stent and a stent delivery system. The integration of these components as a complete system is designed to provide the physician the ability to treat bifurcation lesions without compromising the flow dynamics to either the main, or parent, vessel or the side branch vessel.

Our stents are of a multi-cellular design, made from a laser cut, self-expanding, shape-memory, nickel-titanium alloy called nitinol. Our stents are conical in shape and expand from a smaller to a larger diameter in the direction of blood flow, or proximal to distal, in order to provide complete radial coverage of a bifurcation. Our stents have three radiopaque markers at the distal end of the stent and one radiopaque marker at the proximal end of the stent to facilitate accurate placement. Angioplasty balloon dilation is always used to prepare the lesion prior to stent deployment and may be used post-stent placement if required.

The drug coating for our stent, which we license from Biosensors, consists of the combination of Biolimus A9, an anti-inflammatory drug that is a derivative of rapamycin, and PLA. The chemical structure of Biolimus A9 is designed specifically for localized drug delivery from the surface of a stent and has been shown in randomized clinical trials to be effective against tissue proliferation, a leading cause of restenosis. The drug coating is biodegradable, dissolving over time and releasing the drug, leaving the bare metal stent with a thin polymer primer layer in place once the drug elution process is complete. The biodegradable PLA coating on our Axxess stent allows for the delivery of an appropriate amount of drug, deployed in a consistent fashion. We believe the biodegradability of the polymer used in our drug coating may reduce the potential for late-stent thrombosis. When coating our stents, we first apply a thin permanent primer, which is designed to improve the ability of the drug coating to adhere to the stent. We believe the body has an insignificant physiological response to this primer.

We currently have drug-eluting stent systems targeting two distinct markets:

Axxess Coronary Drug-eluting Stent System. Our Axxess stent system features our patented, self-expanding conical design well suited for positioning the stent at the bifurcation juncture and for enabling the stent to be seated into both vessels while conforming to the natural shape of the bifurcation. Once in place, the Axxess stent system provides support to the bifurcation and allows for additional stenting in distal vasculature as required. Our Axxess product is available in two diameters, 3.0mm and 3.5mm, and two lengths, 10mm and 14mm.

Axxess LM Left Main Coronary Artery Drug-eluting Stent System. Our Axxess LM stent systems are specifically designed for use in bifurcations of the LMCA. The Axxess LM stent features flared geometry designed to treat the greater angulation of LMCA, which generally ranges from 90 degrees to 180 degrees. Our Axxess LM product is 11.5mm in length and available in three diameters, 8mm, 10mm and 12mm.

Our rapid exchange delivery system for both stents consists of a rapid exchange catheter with a sheath that contains our stent and a handle to control deployment of the stent. The distal end of the catheter contains radiopaque markers for visualization during catheter positioning before the markers at the end of the stent become visible. The deployment occurs with the retraction of the constraining stent sheath allowing the stent to self-expand against the vessel wall at a physician controlled rate. Our deployment system includes proprietary and patented technology that allows physicians to more accurately control the retraction of the sheath and, therefore, the placement of the stent in the vessel, which had not been possible previously with self-expanding coronary stent delivery systems.

Our Procedure

To treat a bifurcation using our procedure, the physician first places a guidewire into each branch of the vessel. Balloon angioplasty is then performed to open up the lesion. Our Axxess stent is then placed at the bifurcation using our rapid exchange delivery system. The stent remains constrained inside the delivery catheter as the physician inserts the catheter into the bifurcation. Markers on the catheter help the physician guide it to the appropriate location. As the catheter sheath is partially retracted, the stent slightly expands and the radiopaque markers on the stent are revealed. The catheter position is adjusted so that the markers of the stent are proximal to the carina, allowing further expansion of the stent. Once the markers are aligned with both vessels, the physician then advances the delivery system to seat the partially expanded stent in both branches of the bifurcation. Once in this position, the sheath is fully retracted and the stent expands to conform to the natural shape of the bifurcation.

A successful implant spans the ostia, or openings, of both branch vessels, stabilizes the bifurcation and provides full access for additional interventional procedures as necessary. If the lesions extend beyond the Axxess stent, the open architecture of the Axxess stent allows any traditional stents to be placed downstream. The physician uses the radiopaque markers on the Axxess stent to accurately place a traditional stent and ensure full coverage of the lesion. Our technique provides for all stents placed during this procedure to be implanted in their native shape utilizing on-label placement techniques. Thus, the use of our stent and the placement methodology overcomes the side branch occlusion typically associated with the off-label use of traditional stents. In addition to a superior clinical outcome, we believe that our procedure, whether our stent is used alone or in combination with other stents, is faster and easier for a physician to perform than a procedure using an off-label technique with traditional drug-eluting stents to treat the same lesion.

Clinical Development Program

Our clinical trials have been designed to establish the safety and effectiveness of the Axxess and Axxess LM stent systems. We are focused on obtaining a PMA from the FDA and CE Mark approval from our designated Notified Body to market our stent systems in the United States and internationally in countries that recognize the CE Mark. In addition, our trials are designed to establish credibility with healthcare providers who would recommend and perform this procedure and with payors who would support third-party reimbursement for this procedure.

We will be required to complete several studies in order to meet the FDA’s data requirements for PMA for our stent systems, including a randomized clinical trial to provide comparative device safety and effectiveness data, large scale registry trials to provide patient safety data and drug safety data collected from patients treated with Biolimus A9-eluting stents. For approval of our Axxess stent, we believe the FDA will require data from approximately 2,000 patients. These patients will be enrolled under approved protocols, approximately half in trials designed to test device safety and effectiveness with the balance enrolled in registries or other Biolimus A9 stent studies. We are currently in active discussions with FDA to confirm the extent and nature of the studies.

Description of Common Clinical Measures

The safety, effectiveness and performance of drug-eluting stents are assessed using common metrics. Data collected immediately before and after the time of stent implantation is compared with data collected when a patient is reassessed at a follow-up examination. The common metrics, or endpoints, used in these clinical trials to evaluate the safety and effectiveness of drug-eluting stents include:

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MACE.    Major adverse cardiac events are defined as death, MI or target lesion revascularization. MI includes both Q-Wave and Non-Q-Wave MI, which are different methodologies for measuring cardiac ischemia. Target lesion revascularization, or TLR, is the percentage of patients at follow-up who require another coronary intervention, such as balloon angioplasty or a CABG procedure, to treat the same lesion in the artery, within the stent or within 5mm on either side of the stent. These events can be measured individually or in combination as a composite MACE rate.

•	Restenosis Rate. This is defined as the percentage of patients that have a greater than 50% reduction in lumen diameter from the time immediately following stent implantation to the time of follow-up.

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Stent Thrombosis.    Stent thrombosis is a blood clot that develops within a previously implanted stent, usually resulting in MI or symptoms of severe angina. Stent thrombosis is said to be definite if angiographic images are obtained to document the event and is said to be probable if the patient’s electrocardiogram indicates damage to the tissue served by the vessel containing the stent, in the absence of angiographic verification.

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Late Luminal Loss.    This is defined as the change in the minimum lumen diameter of the artery from the time immediately following stent implantation to follow-up. Late luminal loss may either be in-stent, analyzing only the lumen within the stent, or in-segment, analyzing the lumen within the stent plus 5mm on either side of the stent.

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Procedural Success.    This is defined as the ability to successfully place the stent with at least a 50% increase in the vessel diameter at the completion of the procedure without the incidence of any in-hospital MACE.

The time periods for follow-up were historically 30 days and six to nine months in pivotal clinical trials for marketing approval in the European Union, and 30 days and nine months for clinical trials conducted under an IDE application to support FDA approval of PMA. Recently, the FDA has publicly stated that it may require at least a 12-month primary endpoint follow-up period for pivotal studies, including our randomized trial.

History of Clinical Trials for Stents

There have been a number of clinical studies conducted to demonstrate the safety and efficacy of bare metal and drug-eluting stents. In these studies, drug-eluting stents such as the Cypher stent, marketed by Johnson & Johnson, and the Taxus stent, marketed by Boston Scientific, have demonstrated significant improvement in patient outcomes compared to bare metal stents. For example, the SIRIUS and TAXUS IV trials, which evaluated the Cypher stent and the Taxus stent, respectively, both demonstrated that drug-eluting stents offer definitive improvement over bare metal stents in terms of follow-up MACE and restenosis rates. These studies observed nine-month MACE rates of 8% to 9% and restenosis rates of 8% to 9% for drug-eluting stents compared to 15% to 18% MACE rates and 26% to 36% restenosis rates for bare metal stents. The results of these studies were used to obtain FDA approval for the use of these products in single vessel lesions. The labeling approved by the FDA for traditional drug-eluting stents specifically includes precautions concerning their use in bifurcation lesions.

Several clinical evaluations of traditional bare metal and drug-eluting stents in bifurcations have been conducted by independent physician groups. The results of these studies have varied considerably because they are in general small in scale, enrolling fewer than 100 patients, and they tend to be conducted at a small number of centers, or they are retrospective analyses of larger databases. In bare metal stents, these studies have observed MACE rates ranging from 15% to 60% and restenosis rates ranging from 11% to 70%. There are no pivotal trials similar to SIRIUS or TAXUS IV addressing the efficacy of drug-eluting stents for the treatment of bifurcation lesions. The studies that have been conducted for bifurcation lesions all utilized off-label stenting techniques, employing Cypher and Taxus stents. Because these stents are not designed for the treatment of bifurcation lesions, these trials have demonstrated a number of limitations of the off-label techniques. While the outcomes of these studies vary widely for similar reasons as the metal stent studies before them, they nonetheless indicate MACE rates ranging from 9% to 19% and restenosis rates of 5% to 38%. In almost all cases, the reported event rates are uniformly higher compared to the single lesion type studies done in SIRIUS and TAXUS IV. We believe that while the use of non-optimal, off-label stenting techniques contributed significantly to the poor performance observed in these studies, the complexity of bifurcation lesions is a key factor in the analysis of patient outcomes.

We believe that the randomized trial we will conduct using our Axxess stent will be the first comparison of a specially designed stent against a traditional drug-eluting stent in bifurcation lesions. Our Axxess LM stent system will likely need to be compared to CABG, the current standard of care for treating bifurcation lesions in the LMCA, in order to support regulatory approval and widespread adoption by physicians. We would expect our Carotid stent to be compared to other existing Carotid stents.

Our Clinical Trials

We have developed three stents for the treatment of bifurcation lesions that have been, or are being, evaluated in clinical trials: a bare metal stent for ECA bifurcation lesions, evaluated in the AXXESS trial; a Biolimus A9-coated, drug-eluting stent with a biodegradable polymer for ECA bifurcation lesions, evaluated in the AXXESS PLUS trial; and a Biolimus A9-coated, drug-eluting stent with a biodegradable polymer for LMCA bifurcation lesions, evaluated in the AXXENT trial. Our first trial, AXXESS, was designed to gain clinical experience with the Axxess bare metal stent and test the efficacy of our stent design and self-expanding delivery system. We have received CE Mark on our Axxess bare metal stent, which we do not intend to commercialize. Our second trial, AXXESS PLUS, was designed to evaluate the effectiveness of the Biolimus A9 drug in combination with our Axxess stent, with the purpose of collecting the appropriate data to support a CE Mark in the European Union and an IDE application in the United States. We expect to receive both the CE Mark and the IDE by late 2007. Our DIVERGE study is designed to gain clinical data to support a PMA from the FDA. Finally, our AXXENT trial was designed to evaluate the safety and potential effectiveness of our Axxess LM stent in order to determine what developments or new clinical studies should be pursued for this product. The majority of procedures with our drug-eluting bifurcation stent involve the use of one or two traditional stents in conjunction with our stent. The following table summarizes our completed and ongoing clinical trials.

Trial Name	Stent System Evaluated	Number of Patients	Study Objectives	Study Status
AXXESS	Axxess Bare Metal Stent	43	Evaluated the safety and effectiveness of the bare metal version of the Axxess stent in ECA bifurcation lesions	Complete

AXXESS PLUS	Axxess Drug-eluting Stent	139	Evaluated the safety and effectiveness of the Biolimus A9 drug-eluting Axxess stent compared to the bare metal version of the Axxess stent in ECA bifurcation lesions	Complete

DIVERGE	Axxess Drug-eluting Stent	600	Designed to demonstrate the safety and effectiveness of the Biolimus A9 drug-eluting Axxess stent compared to historical studies of traditional bare metal stents in ECA bifurcation lesions	190 patients enrolled to date

AXXENT	Axxess LM Drug-eluting Stent	33	Evaluated the safety and potential effectiveness of a drug-eluting stent for LMCA bifurcation lesions	Complete

AXXESS Trial

The AXXESS trial evaluated the bare metal version of our Axxess stent in an effort to gain human clinical experience with the Axxess stent and assess the device’s safety for the purpose of obtaining a CE Mark for this product. At six months post-procedure, the bare metal stent showed a restenosis rate of 24% in the parent vessel and 22% in the side branch, which compares favorably to traditional bare metal stent restenosis rates of 30% to 60% in the side branch. With respect to safety, there were no procedural complications or stent thrombosis and six-month results were consistent with other bare metal stent studies.

AXXESS PLUS Trial

The AXXESS PLUS trial was designed to demonstrate the superiority of the Axxess drug-eluting stent to the Axxess bare metal stent. The primary endpoint of the trial was in-stent late luminal loss at six months. Other metrics included safety, as measured by composite MACE at various time points, angiographic late loss and restenosis rates at six months, procedural and device success and stent thrombosis. We will use this data to support our CE Mark and IDE applications for the Axxess drug-eluting stent.

From July to December 2004, we enrolled 139 patients in 13 clinical centers outside of the United States. The trial enrolled patients with all bifurcation lesion types and, in keeping with other stent trials, excluded patients experiencing concurrent MI or other major co-morbidities that could limit the patient’s ability to complete follow-up. These patients received our Axxess drug-eluting stent and, at the physician’s discretion, additional traditional stents in the main branch or side vessel.

Patients evaluated in the AXXESS PLUS trial received one of the following treatments: a single Axxess stent in 19% of the procedures; an Axxess stent with a traditional stent in either the main branch or side vessel in 39% of the procedures; and an Axxess stent with two or more traditional stents in the main branch and the side vessel in 42% of the procedures. In addition to the Axxess stent, on average, 1.4 traditional stents were implanted per patient, and the side branch required a stent in 51% of the procedures. The traditional stents used in conjunction with our Axxess stent were either Cypher or Taxus. After the completion of the procedure, dual antiplatelet therapy was prescribed for six months.

Results

The trial successfully met its primary endpoint. The drug-eluting Axxess stent reduced in-stent late luminal loss by 81% compared to the bare metal version of the Axxess stent at six months follow-up (0.46 vs. 0.09 mm, p=0.0004). A p-value measures the likelihood that a difference between the investigational and control groups is due to random chance. A p-value of less than or equal to 0.05 means the chance that the difference is due to random chance is less than 5.0%, and is a commonly accepted threshold for denoting a meaningful difference between investigational and control groups. Tissue growth is the primary cause of restenosis after stenting, and this finding indicates statistically significant suppression of tissue growth in the stent due to the Biolimus A9 drug.

Procedural success using the Axxess stent was 95.0%. Composite MACE in-hospital was 5.0%, consisting of 4.3% Non-Q-Wave MI and 0.7% Q-Wave MI. Six-month follow-up was completed in 99% of the patients enrolled in the study, and their health history since the date of discharge was collected. Cumulative MACE at six months follow-up was 11.2%, comprised of 0.7% death, 1.5% Q-Wave MI, 4.5% Non-Q-Wave MI and 7.5% TLR. Angiographic follow-up and quantitative image analysis was completed in 92% of these patients in order to evaluate the effectiveness of the procedure, as measured by restenosis rates and late luminal loss. The analytical methodology in bifurcation lesions addresses the parent vessel and the side branch separately. In the parent vessel, the in-stent restenosis rate was 5.6% and late luminal loss was 0.21mm, which is higher than the 0.09mm measured in the Axxess stent as indicated above because it includes all additional parent vessel stents added during the procedure. In the side branch, patients received either no treatment, a stent or PTCA at the discretion of the physician. The overall side branch restenosis rate was 13.7% and late luminal loss was 0.21mm, values similar to outcomes found in previous bifurcation studies.

A significant finding of this study was that patients who received a drug-eluting stent in the side branch as opposed to no stent in the side branch experienced improved outcomes with restenosis rates of 7.9% and 19.7% respectively. To our knowledge, a lower restenosis rate for side branch stenting has never been observed in a bifurcation study. Additionally, the use of stents in the side branch appeared to enhance clinical safety compared to those patients receiving no stents in the side branch. Rates of death or MI, stent thrombosis, and TLR were nearly the same or lower for the subgroup of patients receiving a stent in the side branch, as shown in the table below. Should this outcome be statistically verified in larger trials, we believe that physicians will be encouraged to use our stent system because they will be able to effectively treat the side branch with a traditional drug-eluting stent without the risk of complications currently experienced when utilizing off-label techniques.

AXXESS PLUS Trial Outcomes

Cumulative events through six months	All Patients	Drug-Eluting Stent in Side Branch	No Stent in Side Branch
Death	0.7%	1.5%	0.0%
Q-Wave MI	1.5%	0.0%	3.1%
Death/Q-Wave MI	2.2%	1.5%	3.1%
TLR	7.6%	7.4%	7.8%
Main Branch Restenosis	4.0%	3.2%	4.9%
Side Branch Restenosis	13.7%	7.9%	19.7%
Stent Thrombosis	2.3%	1.5%	3.1%

We believe a comparison of the AXXESS PLUS trial with the SIRIUS Bifurcation trial indicates the potential advantages of utilizing the Axxess stent versus current techniques utilizing a traditional drug-eluting stent. The SIRIUS Bifurcation study compared Cypher stents utilizing the Provisional T-Stent technique in patients who also received a traditional stent in the side branch to those who only received PTCA in the side branch. This study was selected for comparison because of its similar size, utilization of more than two centers and an angiographic core lab, and due to similar follow-up time periods. As shown in the table below, AXXESS PLUS patients who also received a stent to the side branch experienced lower rates of side branch restenosis, stent thrombosis, Q-Wave and Non-Q-Wave MI, TLR and target vessel revascularization, or TVR, than Provisional T-Stent patients who also received a stent in the side branch. We believe side branch restenosis and stent thrombosis are indicative of the difficulties associated with the off-label Provisional T-Stent technique of forcing the side branch stent through the main branch stent.

Comparison of AXXESS PLUS to SIRIUS Bifurcation

	Stent in Side Branch		No Stent in Side Branch
	AXXESS PLUS	Provisional T-Stent	AXXESS PLUS	Provisional T-Stent
Baseline
Number of Patients	70	63	68	22
Vessel Diameter-Side Branch	2.5mm	2.5mm	2.3mm	2.2mm
Lesion Length-Side Branch	9.3mm	5.5mm	5.9mm	5.1mm

6 Month
Number of Patients With Angiographic Follow-Up	68	63	64	22
Death	1.5%	1.6%	0.0%	0.0%
Q-Wave-MI	0.0%	1.6%	3.1%	4.5%
Non-Q-Wave MI	5.9%	9.5%	1.6%	4.5%
TLR/TVR	7.4%	11.1%	7.8%	9.0%
Main Branch Restenosis	3.2%	5.7%	4.9%	4.8%
Side Branch Restenosis	7.9%	21.8%	13.8%	14.2%
Stent Thrombosis	1.5%	6.3%	3.1%	0.0%

DIVERGE Trial

The DIVERGE trial is being designed to provide additional safety data on the use of our Axxess stent in ECA bifurcations in support of our United States PMA. The DIVERGE trial will enroll up to 600 patients, and the primary endpoint of the study is clinical safety measured by MACE at nine months. Other metrics measured by the study include procedural outcomes, nine-month quantitative coronary angiography to measure late loss and restenosis rates, intra-vascular ultrasound to measure stent area and percent volume obstruction and long term stent thrombosis. Patient inclusion/exclusion criteria are consistent with the AXXESS PLUS trial.

The non-United States phase of the trial began enrolling patients in 2006 and has enrolled over 185 patients to date under the DIVERGE protocol. To initiate our DIVERGE clinical trial in the United States, we first need clearance of an IDE from the FDA. We applied for an IDE with the FDA in June 2006, the FDA denied our application and the FDA issued a number of questions to us. We filed an amendment to the DIVERGE IDE on April 30, 2007.

AXXENT Trial

We believe the AXXENT study is the first to evaluate a stent specifically designed for bifurcation lesions involving the LMCA. From February 2005 to January 2006, this prospective, multi-center pilot study enrolled 33 patients in four sites located in Belgium, Germany and the United Kingdom. This study was designed to evaluate the safety and potential effectiveness of the Axxess LM stent, and the primary endpoint was clinical safety measured as MACE at six-month follow-up.

Six-month follow-up was completed in all patients by July 2006, and the MACE rate was 12.1%, a value similar to the six-month rate observed in the AXXESS PLUS trial. In total, there were three instances of TLR and one MI unrelated to the treatment of the LMCA. All of the repeat interventions were caused by restenosis located in the traditional stent placed at the ostium of the LCx artery, that we believe was a result of mechanistic causes associated with the use of the traditional stent that can be addressed. There were no instances of stent thrombosis, despite frequent use of stents in all of the primary vessels. The Axxess LM stent itself had a 0% restenosis rate, and virtually no late luminal loss was observed.

Due to the acute and long-term risks associated with utilizing traditional stents in LMCA lesions, physicians have historically attempted to use stents in the LMCA only in patients who were poor surgical candidates. Accordingly, these patients often had poor clinical outcomes and were associated with high rates of death. More recent studies conducted with bare metal stents on elective patients with acceptable cardiac function show elevated rates of procedural complications and long term MACE risk compared to PCI for ECA lesions. There are some published studies evaluating LMCA treatment with drug-eluting stents, and more are ongoing. While direct comparisons of small studies are difficult due to sample size, the clinical outcomes in the AXXENT trial compared favorably to these studies. An important differentiating feature of the AXXENT trial is that restenosis in the LMCA itself was eliminated, and all of the TLR was related to restenosis located in the LCx. In previous studies of drug-eluting stents in LMCA, the overall restenosis rates were higher and were distributed among all vessels. We believe that if the device and procedure are suitably modified, TLR and restenosis might be further reduced and make LMCA treatment with the Axxess LM stent a viable alternative to CABG surgery.

AXXENT Trial and Other LMCA studies

	In-Hospital Events			Follow-Up Events
	Bare Metal Stent (67 patients)	Drug-Eluting Stent, (85 patients)	AXXENT (33 patients)	Bare Metal Stent (6-36 months)	Drug-Eluting Stent (6 months)	AXXENT (6 months)
Death	0.0%	0.0%	0.0%	16.4%	3.5%	0.0%
Q-Wave MI	3.0%	0.0%	0.0%	3.0%	1.1%	3.0%
Non-Q-Wave MI	4.5%	5.9%	6.1%	—	—	0.0%
TLR	3.0%	0.0%	3.0%	23.9%	18.8%	9.1%
Restenosis	—	—	—
LMCA				31.4%	9.5%	0.0%
LAD/LCx				25.5%	7.9%/9.5%	6.9%/16.1%

Future Studies

The DIVERGE trial is the first of two studies which will be required for a PMA application for our Axxess stent system. The second study will be a randomized clinical trial consisting of approximately 1,300 patients comparing the Axxess stent system against current off-label stenting techniques.

Based on the clinical feedback from the AXXENT trial, we expect to conduct a small confirmatory study incorporating improved techniques for treating the LCx and then conduct a larger pivotal trial in late 2008. In addition to traditional metrics for stenting technologies, we believe the trial will need to compare treatment with Axxess LM directly to CABG surgery, the standard of treatment for LMCA bifurcation lesions.

Our Key License Agreements

Our Relationship with Biosensors

In December 2003, we entered into a license and coating services agreement with Biosensors, whereby we obtained worldwide, non-exclusive rights to use Biosensors’ drug coating on our self-expanding stents solely for use in vascular bifurcations. During the term of the agreement, we may not make, use, sell or offer to sell any drug-eluting stent using rapamycin or any of its derivatives other than Biolimus A9. We are required by the agreement to use Biosensors to coat our stents with the Biolimus A9 formulation and we pay Biosensors its standard cost plus a markup for the coating materials and services. In addition, the agreement requires us to take commercially reasonable steps to effectively exploit the licensed technology and commercialize the licensed products. We have the right to coat our stents with the drug coating only if Biosensors ceases coating operations or fails to supply a specified minimum quantity of coated stents over a specified period of time. In addition to paying for coating materials and services, we are obligated to pay royalties to Biosensors based on net sales of our products, subject to an annual minimum amount. The license expires on December 22, 2011 and the term automatically extends for successive one year terms so long as we sell the pre-determined minimum number of drug coated stents in the prior year. We have the right to terminate this agreement at any time without penalty. Biosensors may terminate this agreement upon our breach or failure to perform any obligation of ours under the agreement, including our failure to pay minimum annual royalty payments, our failure to obtain CE Mark approval for a royalty bearing product by June 30, 2008, or our failure to commence commercial sales of our stent systems utilizing Biosensors’ drug coating outside of the United States by June 30, 2008 and in the United States by December 31, 2011.

We are obligated to assign to Biosensors any inventions for which our employees are inventors or co-inventors and which are either derived from Biosensors’ confidential information or related to the process for applying their drug coating to stents. Our agreement with Biosensors prohibits us from assigning our rights thereunder without the consent of Biosensors. The agreement also provides that a change of control shall be deemed an assignment. As a result, any potential acquirer will need to obtain the consent of Biosensors, or risk losing rights to the Biolimus A9 coating which may discourage potential acquirers from making a bid to acquire us. The agreement further prohibits us from transferring our stent technology without the prior written approval of Biosensors, which approval cannot be unreasonably withheld.

Biosensors holds Series D convertible preferred stock which will be converted upon closing of the offering into an aggregate of 457,867 shares of our common stock. Biosensors also holds a warrant to purchase an additional 658,335 shares of our common stock at $2.96 per share.

Our Relationship with Drs. Seguin and Laborde

We license the patent rights to the basic design for our Axxess stent from Dr. Jacques Seguin and Dr. Jean-Claude Laborde, as grantors. Under the license agreement, we have exclusive, worldwide rights to United States Patent No. 6,068,655, foreign counterparts of the patent, and all future patents and applications which claim priority to the patent. To date, there are 17 issued patents and 21 pending applications included in this category. We also have the right to grant sublicenses under the licensed patents. We have the sole and exclusive right to file, prosecute and maintain the licensed patents and the sole and exclusive right to enforce those patents against infringers, provided that we may be required to join the grantors in any lawsuits to enforce those patents in order for us to have standing. The grantors have agreed to cooperate with us in any such lawsuits. We have the obligation to pay a royalty on net sales of devices covered by the licensed patents. We do not have any periodic minimum payment, or milestone payment, obligations under the license agreement. The license agreement continues until the later of eight years from first commercial sale of a licensed product, or the last to expire of the licensed patents. We may terminate the license agreement for any reason on six months notice, and the grantors may terminate the license agreement, or certain of our rights thereunder, if we are in default, which default may include our failure to make royalty payments to the grantors or to commercialize our products incorporating the licensed patents.

Our Relationship with SurModics

We have a master license agreement with SurModics for the right to coat our delivery catheters with certain proprietary coating materials. We will pay SurModics a royalty on sales of our delivery catheters that are treated with these coatings and an additional license fee on FDA approval of our delivery catheter. We have the right to terminate this license voluntarily upon 90 days notice. SurModics has the right to terminate for material breach of the license, which material breach may include our failure to pay royalties to Surmodics, our failure to begin commercial sales of our delivery catheters coated with SurModics proprietary coating materials, or our failure to generate certain levels of royalties after January 1, 2011. The license expires at the later of the expiration of the last to expire of the licensed SurModics patents or 15 years following the first commercial sale of our delivery catheter with the SurModics coating.

Manufacturing

We manufacture our products through a combination of outsourcing and assembly conducted at our facilities. Third parties manufacture our stents and catheter materials, and our stents are coated with Biolimus A9 and tested by Biosensors at its Newport Beach, California facility. We load the coated stents into our internally assembled catheters and they are then sterilized by a third-party supplier. We believe our facilities are adequate to handle the expected increased volume from clinical trial activity and early commercialization of our products outside of the United States. We received EN ISO 13485:2003 certification with respect to the quality system used in managing our operations. This certification is required for us to attain the CE Mark on our products. We received CE Mark for our bare metal Axxess stent in August 2003 but we do not intend to commercialize that product. The CDHS inspected our Irvine, California facility in August 2005 and issued us a device manufacturing license. We designed our quality system to be in compliance with FDA QSRs, and we have been registered with FDA since October 2003. A separate FDA inspection of our manufacturing facility and quality system will occur as part of the PMA process for our products and we expect that this inspection will occur in 2009. When we obtain additional or new manufacturing space, the FDA will need to inspect such space. If we move to another location, the new facility may also need to be ISO recertified and recertified by the CDHS.

Our components are purchased from outside suppliers who provide both off the shelf materials as well as custom made parts. In some cases, components and services are provided by single source suppliers due to quality and cost considerations or regulatory requirements. We rely on Biosensors for our drug coating and no alternative source is available. Biosensors currently obtains its Biolimus A9 from a third-party Japanese pharmaceutical company, which must meet strictly enforced GMP regulations in its manufacture of Biolimus A9 in order for us to obtain regulatory approval. We believe that Biosensors would be able to qualify alternative sources for their proprietary drug, Biolimus A9. In addition, we rely on Admedes Schuessler to manufacture our stents and on SurModics for the lubricious coating that we apply to our catheters. We do not believe that we could replace these single source suppliers without significant effort and delay in production, especially after our products are commercialized, because additional FDA approvals would likely be required for us to make these kind of changes to our products. Certain other products and components come from single suppliers, but we believe alternate suppliers are readily available, though in many cases we have not yet qualified alternate suppliers. We do not carry a significant inventory of most components used in our products. Most of our component suppliers have no contractual obligations to supply us with, and we are not contractually obligated to purchase from them, any of the components used in our products. Any supply interruption from our suppliers or failure to obtain alternate suppliers for our components would limit our ability to manufacture our products, which could delay completion of our clinical trials or commercialization of our products. We do not have experience manufacturing commercial quantities of our products.

Competition

The field of interventional cardiology is extremely competitive with high performance requirements for products. Interventional cardiologists have historically been rapid adopters of new technology, particularly when such new technology addresses underserved markets. Even if we are first to market with an FDA approved treatment for bifurcation lesions, physicians will still be able to choose from a variety of alternatives for the treatments, including drug therapy, CABG surgery, balloon angioplasty and off-label procedures using traditional drug-eluting stents. There is currently no record of any stent approved by the FDA specifically for the treatment of coronary artery bifurcation lesions. However, there are a number of companies with product development programs targeting this clinical application, some of whom have developed a bare metal stent that is designed for bifurcations, and we would expect additional competitors to emerge in the future. Many of our potential competitors have significantly greater financial and human resources than we do, as well as considerably more expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products. Many of these competitors also have more established reputations with our target customers and developed worldwide distribution channels. Smaller companies such as TriReme Medical, Tryton Medical, Cappella and Stentys, which was founded by Dr. Seguin, are also developing stents specifically to treat coronary artery bifurcation lesions, although to our knowledge none are drug-eluting. These companies also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, and acquiring technologies and technology licenses complementary to our programs or advantageous to our business. As a result, we cannot assure you that we will be able to compete effectively against these competitors or their products.

Abbott, Boston Scientific, Johnson & Johnson, Medtronic and others currently sell traditional coronary stents that physicians may use off-label to treat bifurcation lesions. Smaller or early-stage companies such as Xtent may also prove to be significant competitors with off-label stents, particularly through collaborative arrangements with large and established companies. There are a number of companies in the pre-commercial stage of developing treatments specifically for bifurcation lesions that are directly competitive with our technology, including Boston Scientific, Abbott and others. However, to the best of our knowledge, none of these treatments have human clinical experience with a drug-eluting stent. Competitors may develop technologies and products that are safer, more effective, easier to use or less expensive than our Axxess and Axxess LM stent systems.

Our success will be driven by, and depend upon, our ability to innovate, obtain regulatory approvals, manufacture in commercial quantities, and successfully market and sell our Axxess and Axxess LM stent systems. We expect to encounter potential customers who, due to existing relationships with our competitors, are committed to or prefer the products that may be offered by these competitors. To compete effectively, we must demonstrate that our products are attractive alternatives to other devices and treatments by differentiating our products on the basis of safety, effectiveness, performance, ease of use, brand and name recognition, reputation, service and cost-effectiveness.

Research and Development

Since inception, we have devoted significant resources to develop our bifurcation stent technology and Axxess and Axxess LM stent systems. Our research and development expenses were $3.6 million in 2004, $5.6 million in 2005 and $8.0 million in 2006. We expect our research and development expenditures to increase as we continue to devote significant resources to developing our products and completing the clinical trials necessary to support submissions to gain regulatory approvals.

We are evaluating different prototype models for the application of our Axxess stent technology to Carotid bifurcation lesions. Following the completion of the prototype phase, we will determine the appropriate clinical development path.

Sales and Marketing

We plan to commercialize our products on a worldwide basis through the combination of a direct sales force, distributors and corporate partnerships where appropriate. Following CE Mark approval in the European Union, we expect to commercialize our Axxess stent system in select markets outside of the United States. We expect to utilize third-party distributors, with support from our sales, marketing and clinical staffs, to support our commercialization efforts in those markets. Following FDA approval, we expect to market our products in the United States through a direct sales force.

We also plan to commercialize our products in Asia. We entered into a memorandum of understanding with Global Damon Pharm, Inc. in September 2001 relating to the exclusive rights to distribute certain of our products in Korea, Taiwan, Malaysia, Singapore, Thailand and Indonesia, with Malaysia and Singapore being treated as a single territory. The memorandum contemplates that such exclusive distribution rights will run for a period of five years commercing upon first commercial approval in each such country or territory.

We plan to focus our efforts on interventional cardiologists, their respective support teams in the cardiac catheterization laboratories, and the other personnel who participate in purchasing decisions on behalf of hospitals. Our initial marketing and educational efforts will target leading physicians who we expect will in turn influence the adoption of our products by other physicians on a broader scale. Our marketing efforts will emphasize the superior safety and efficacy of our products as compared to traditional stents in off-label methodologies. In addition, we will provide a high level of training and support utilizing our sales representatives and clinical support specialists, both of which will be skilled in training cardiologists in the use of our products.

We anticipate that the commercialization of our Axxess LM stent system will follow a similar pattern to that of our Axxess stent system, with initial commercialization in Europe followed by commercialization in the United States. In early 2007, we hired a vice president of worldwide sales and marketing. We will continue to hire sales and marketing personnel as appropriate to enable us to support the commercialization of our products.

Intellectual Property

Our competitive position depends in large part on our ability to obtain and maintain proprietary protection for our products, technology and know-how, to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek protection of our proprietary position by filing United States and foreign patent applications in major jurisdictions such as the European Union, Canada, Australia and Japan, to protect technology, inventions and improvements that are important to our business. We also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary position.

Patents

As of March 31, 2007, we have ownership or license rights to three issued United States patents and 14 issued foreign patents. In addition, we have ownership or license rights to eight United States and 13 foreign patent applications pending covering various aspects of our products and technology. One of our issued United States patents, which will expire by 2017, covers devices and methods to treat bifurcations with a stent system containing two segments, one cylindrical segment to treat the side branch and one tapered segment to treat the main vessel, both segments connected with a flexible link. In addition, one of our subsequent patents includes claims directed to methods for treating a bifurcation with a two stent system, the stent system not having a flexible link between the two stents. Our third patent includes claims directed to the treatment of a bifurcation main vessel with a single stent system, the stent having a smaller proximal upstream diameter and a larger distal downstream diameter when deployed and the further step of deploying an additional stent into the side branch if necessary. Our pending United States patent applications, if issued with their present claims, will cover various other aspects of our technology such as delivery system embodiments, drug elution and delivery methods.

We do not know if any of our patent applications will be issued, nor do we know whether our patents, if issued, will be valid or will be able to be successfully enforced. Even if valid and enforceable, our patents may not be sufficiently broad to prevent others from inventing a stent like ours, despite our patent rights. We have received no communications from third parties to date concerning the patentability, validity or enforceability of our patents or patent applications.

We require all employees to sign confidentiality and invention assignment agreements under which they are bound to assign to us inventions made during the term of their employment unless excluded pursuant to California Labor Code Section 2870. These agreements prohibit our employees from using, disclosing, or bringing onto the premises any proprietary information belonging to a third party. In addition, most of our consultants are required to sign agreements under which they must assign to us any inventions that relate to our business. These agreements also prohibit our consultants from incorporating into any inventions the proprietary rights of third parties without informing us. It is our policy to require all employees to document potential inventions and other intellectual property in laboratory notebooks and to disclose inventions to patent counsel using invention disclosure forms.

We also rely on confidentiality restrictions and trade secret protection to protect our technology. We generally require our consultants and other parties who may be exposed to our proprietary technology to sign non-disclosure agreements which prohibit such parties from disclosing or using our proprietary information except as may be authorized by us.

Third-Party Patent Rights

The medical device industry in general, and the stent sector of this industry in particular, are characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. We are aware of numerous patents issued to third parties that relate to aspects of our business, including the design and manufacture of bifurcation stents, drug-eluting stents, and the use of catheters to place stents. The owners of each of these patents could assert that the manufacture, use or sale of our stent systems infringes one or more claims of their patents. Each of these patents contains multiple claims, any one of these patents may be independently asserted against us on commercialization of our product. A number of third-party patents are summarized below that others may allege cover our technology. There may be additional patents that relate to aspects of our technology that will materially and adversely affect our business that we are unaware of. Moreover, because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that materially and adversely affect our business.

The fact that we list a patent below as a potential risk to us does not mean that we necessarily consider the patent either valid or enforceable or that a court would necessarily conclude that we infringe the patent. However, it may be determined by a court or otherwise that patents that have been issued or are issued in the future to third parties contain one or more valid claims that we infringe, and we may be liable for treble damages for willful infringement based on our knowledge of such patents. Defending such infringement suits is costly and may be distracting to our employees. If a patent owner prevailed in such a suit, we could be enjoined from making, using or selling our products and required to pay substantial monetary damages and/or cease the distribution of our products.

Trademarks

Devax® is a registered trademark in the United States and France. Axxess®, Axxess Plus®, and Axxess LM® are registered trademarks of our company in the United States, Australia, and the European Union. Axxess Plus® is a registered trademark of our company in Japan. Applications for our Axxess, Axxess Plus, and Axxess LM trademarks are pending in Canada.

Reimbursement

In most countries throughout the world, a significant portion of a patient’s medical expenses are covered by third-party payors. In many countries including the United States, third-party payors consist of both government funded insurance programs and private insurance programs. While each payor develops and maintains its own coverage and reimbursement policies, the vast majority of payors have established policies for drug-eluting stents. We believe that our products generally will fall within the existing reimbursement guidelines, although some refinement in policies may be indicated for our products. In addition, it is likely that small clinical studies will be required in a few select markets to obtain reimbursement approval. Before reimbursement may be obtained for our products in the United States, FDA approval will be required.

In the United States, CMS is the government entity responsible for administering the federal Medicare programs. CMS establishes Medicare coverage and reimbursement policies for medical products and procedures and such policies are periodically reviewed and updated. While private payors vary in their coverage and payment policies, the Medicare program is viewed as a benchmark. Both CMS and commercial payors have established coverage and reimbursement policies for drug-eluting stents currently on the market. There also are established reimbursement codes describing current products and procedures using those existing products. There are no assurances that existing policies or reimbursement codes would be used for the systems we are currently developing. There are also no assurances that existing payment rates for such reimbursement codes will continue to be at the same levels. For example, in 2007, CMS proposed regulatory changes to the methodology for calculating Medicare payments for current inpatient procedures for certain hospitals, including substantial reductions for those procedures using drug-eluting stents. While CMS subsequently revised its regulatory changes to include only a modest reduction in reimbursement for drug-eluting stents in 2007, further reductions in reimbursement may occur in the future as CMS continues to re-evaluate reimbursement for hospital procedures and medical devices.

Outside of the United States, there are many reimbursement programs through private payors as well as government programs. In some countries, government reimbursement is the predominant program available to patients and hospitals. While the vast majority of countries have existing reimbursement for drug-eluting stents, a small number of countries may require us to gather additional clinical data before recognizing coverage and reimbursement for our products. It is our intent to complete the requisite clinical studies and obtain coverage and reimbursement approval in countries where it makes economic sense to do so.

In addition, in the United States, governmental and private sector payors have instituted initiatives to limit the growth of healthcare costs, using, for example, price regulation or controls and competitive pricing programs. Some third-party payors also require pre-approval of coverage for new or innovative devices or therapies before they will reimburse healthcare providers who use such devices or therapies. Providers also have sought ways to manage costs, such as through the use of group purchasing organizations. It is our belief that the economic benefits potentially provided by our Axxess and Axxess LM stent systems to physicians and hospitals through improved clinical outcomes, reduced procedural complications, and conversion from expensive surgical procedures to less invasive procedures will be viewed by providers and third-party payors as cost-effective. However, there remains uncertainty whether our products will be viewed as sufficiently cost-effective to warrant adequate coverage and reimbursement levels.

Product Liability Insurance

We maintain product liability insurance with respect to our product offering with a general coverage limit of $3 million in the aggregate. No product liability claims have been initiated against us.

Government Regulation

United States

Our products are defined as combination products consisting of two or more regulated components, a drug and a device, that are physically combined and produced as a single product. In the United States, a combination product is assigned by the FDA to one of the agency's centers, such as CDER or CDRH with the chosen center to have pre-marketing review and approval of the combination product. The FDA selects the center based on an assessment of the combination product's "primary mode of action." Because our products’ primary mode of action is that of a medical device, the FDA will regulate them as devices under the Federal Food, Drug, and Cosmetic Act, and CDRH will have primary jurisdiction over our PMA. We believe that the drug component of our products will be reviewed by CDER, which will consult with and assist CDRH in its review of our IDE and PMA applications. The drug itself will not require separate FDA approval. In connection with our device applications, we also intend to refer to the MAF and the information contained in the IND, including the DMF, generated by Biosensors. We will not have direct access to the contents of the DMF, and any deficiencies identified by regulatory authorities in the DMF and the MAF will be addressed by Biosensors.

FDA regulations govern, among other things, the following activities that we and our suppliers, licensors, and partners perform:

•	Pre-clinical testing;

•	Clinical testing;

•	Product design and development;

•	Product testing;

•	Product manufacturing;

•	Product safety;

•	Product labeling;

•	Product storage;

•	Product import/export;

•	Recordkeeping;

•	Pre-market clearance or approval;

•	Advertising and promotion;

•	Reporting of adverse events;

•	Production;

•	Product sales and distribution;

•	Corrective actions and removals; and

•	Recalls.

FDA's Pre-Market Clearance and Approval Requirements

The FDA classifies medical devices into three classes. Devices the FDA deems to pose the least risk are in Class I. Intermediate risk devices fall into Class II, which in most instances requires that the manufacturer submit a “510(k) clearance,” or a pre-market notification requesting authorization for commercial distribution. This may subject the device to special controls, like performance standards or post-market surveillance. Most Class I and some low-risk Class II devices are exempt from the 510(k) clearance. Class III consists of devices that the FDA determines pose the greatest risk, such as life-sustaining, life-supporting, or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device. Class III devices require PMA. Currently, all of our products are Class III devices and will require FDA approval after submission and review of a PMA application. The PMA process is much more demanding than the 510(k) pre-market notification process. The PMA application must be supported by extensive data (including but not limited to, technical, pre-clinical, clinical trials, manufacturing and labeling) to demonstrate the device’s safety and effectiveness to the FDA’s satisfaction. In addition, it must fully describe the device and its components, as well as the manufacturing methods, facilities and controls.

After the FDA determines that a PMA application is complete, the FDA accepts the application and begins an in-depth review of the submitted information. The FDA, by statute and regulation, has 180 days to review an accepted PMA application, although the review generally occurs over a significantly longer period of time, and can take up to several years. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a pre-approval inspection of our manufacturing facility to ensure compliance with the QSRs. New PMA applications or supplemental PMA applications are required for significant modifications to the manufacturing process, labeling, use and design of a device that is approved through the PMA process. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application, and may not require as extensive clinical data or the convening of an advisory panel.

Product Modifications

New PMAs or PMA supplements are required for all significant modifications to the manufacturing process, labeling, use and design of a device that is approved through the PMA process. PMA supplements often require submitting nearly identical information to what is submitted in the initial PMA application. A major difference is that the supplement is limited to information needed to support any changes from the device covered by the original PMA application, and may not require as extensive clinical data or the convening of an advisory panel.

Clinical Trials

A PMA application almost always requires a clinical trial for support; sometimes a 510(k) application does as well. Under these clinical trials, candidates must submit an application for an IDE to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is both safe to test on humans and that the testing protocol is scientifically sound. An IDE must be approved in advance by the FDA for a specified number of patients. Clinical trials may begin once the application is reviewed and cleared by the FDA and the appropriate institutional review boards at the clinical trial sites. Such trials are subject to extensive recordkeeping and reporting requirements, and are overseen by an institutional review board at the relevant clinical trial site, in accordance with applicable regulations and policies including, but not limited to, the FDA's good clinical practice regulations. We, the FDA, or the institutional review board at each site at which a clinical trial is being performed may suspend a clinical trial at any time for various reasons, such as believing the risks to clinical trial subjects outweigh the anticipated benefits. The FDA may inspect our clinical investigations and, if it determines that we fail to comply with the FDA regulations governing clinical investigations, it may issue a warning letter to or take other enforcement action against us as the study sponsor, the clinical investigation site or the principal investigation. The results of clinical testing may not be sufficient to obtain approval of the product.

Pervasive and Continuing Regulation

After a device is placed on the market, numerous regulatory requirements apply. These include:

•

GMP and QSR, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•

Labeling regulations, which govern product labels and labeling, prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling and promotional activities;

•

Medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

•	Notices of correction or removal, and recall regulations; and

•	Post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

The FDA has broad post-market and regulatory enforcement powers. We are subject to inspections by the FDA and the CDHS to determine our compliance with the QSRs and other regulations. These inspections may also encompass the manufacturing facilities of our subcontractors. The supplier and manufacturers of the drug and drug coating used by us will be subject to inspections by the FDA and other regulatory authorities to determine their compliance with strictly enforced GMP regulations.

Discovery of previously unknown problems with a medical device, manufacturer, or facility may result in restrictions on the marketing or manufacturing of an approved device, including costly recalls or withdrawal of the device from the market. Any failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	Warning letters or untitled letters;

•	Fines, injunctions, consent decrees, and civil penalties;

•	Recall or seizure of our products;

•	Physician notification, or orders for repair, replacement or refund;

•	Operating restrictions, partial suspension, or total shutdown of production;

•	Refusing our requests for a PMA or new intended uses;

•	Withdrawing PMAs that are already granted; and

•	Criminal prosecution.

The FDA also has the authority to require us to repair, replace or refund the cost of any medical device that we have manufactured or distributed. Such requirements could have a material adverse effect on our business.

We are also subject to a wide range of federal, state and local laws and regulations, including those related to the environment, health and safety, and land use.

Fraud and Abuse

Our operations will be directly, or indirectly through our customers, subject to various state and federal fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and False Claims Act.

These laws may impact, among other things, our proposed sales and marketing programs. Violating these laws can result in criminal, civil, and administrative penalties, including, but not limited to, imprisonment, fines, and exclusion or debarment from federal and state healthcare and other programs.

The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made in whole or part under a federal healthcare program such as the Medicare and Medicaid programs. The definition of “remuneration” has been broadly interpreted to include anything of value, including for example gifts, discounts, the furnishing of supplies or equipment, credit arrangements, cash payments, and waivers of payments. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business or otherwise generate business involving goods or services reimbursed in whole or in part under federal healthcare programs, the statute has been violated.

The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, Congress authorized the OIG to issue a series of regulations, known as the “safe harbors,” which began in July 1991. These safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy all requirements of an applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG. Penalties for violations of the federal Anti-Kickback Statute include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. Many states have also adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

The federal False Claims Act prohibits persons from knowingly filing or causing to be filed a false claim to, or the knowing use of false statements to obtain payment from, the federal government. Recently, several healthcare companies have been prosecuted under the false claims laws for allegedly providing free products to physician customers with the expectation that the physician customers would bill federal programs for the product. Suits filed under the False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government. These individuals, sometimes known as “relators” or, more commonly, as “whistleblowers”, may share in any amounts paid by the entity to the government in fines or settlement. The number of filings of qui tam actions has increased significantly in recent years, causing more healthcare companies to have to defend a False Claim action. If an entity is determined to have violated the federal False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties of between $5,500 to $11,000 for each separate false claim. Various states have also enacted laws modeled after the federal False Claims Act which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

The Health Insurance Portability and Accountability Act of 1996 created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items, or services. A violation of this statute is a felony and may result in fines or imprisonment.

If any of our operations are found to have violated or be in violation of any of the laws described above and other applicable state and federal fraud and abuse laws, we may be subject to penalties, among them being civil and criminal penalties, damages, fines, exclusion from government healthcare programs, and the curtailment or restructuring of our operations.

International Regulation

Foreign government regulations control international sales of medical devices and may vary in requirements from those necessary for FDA clearance or approval.

The European Union is the primary regulatory environment in Europe, consisting of twenty-five countries. Three member states of the European Free Trade Association, Iceland, Norway and Lichtenstein, have already voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. Other countries, such as Switzerland, have entered into Mutual Recognition Agreements and allow the marketing of medical devices that meet European Union requirements. Thus, the European Union has adopted numerous directives and the European Committees for Standardization, or CEN, have promulgated voluntary standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the relevant directives may bear CE conformity marking, indicating that the device conforms with the essential requirements of the applicable directives and thus can be commercially distributed throughout the member states of the European Union, the member states of the European Free Trade Association, and countries which have entered into a Mutual Recognition Agreement. The method of assessing conformity varies depending on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer, as well as a third-party assessment by a designated Notified Body, an independent and neutral institution appointed in one of the countries in the European Union. This assessment is conducted by the designated Notified Body in one member state of the European Union, the European Free Trade Association or one country which has entered into a Mutual Recognition Agreement. It is required for most of the medical devices in order for a manufacturer to obtain CE Mark and to commercially distribute the product throughout these countries. The assessment may also include an audit of the manufacturer's quality system and specific testing of the manufacturer's device so as to comply with ISO 13485 certification. Such certifications are voluntary harmonized standards, and compliance with these ISO certifications establishes the presumption that some of the general requirements of the directives are satisfied.

Employees

As of April 30, 2007, we had 33 employees, all of which were full-time employees. None of our employees are represented by a labor union, and we believe our employee relations are good.

Facilities

We lease approximately 9,000 square feet of office and manufacturing space for our research and development and manufacturing operations in Irvine, California. We lease an additional approximately 7,300 square feet of office space for our corporate, administrative and clinical operations in Lake Forest, California. These leases expire on October 31, 2009. We manufacture and assemble our products through a combination of outsourcing and assembly conducted at our facilities. We believe our manufacturing facilities are adequate to handle the expected increased volume from clinical trial activity and early commercialization of our products outside the United States.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of our business. We are not currently party to any legal proceeding, which if adversely determined, would have a material adverse impact on our consolidated results of operations, cash flows or financial position.

SCIENTIFIC ADVISORY BOARD

The members of our scientific advisory board, none of whom are our officers or employees, provide us with advice and assistance on various matters regarding the treatment of vascular bifurcation disease. We consider our advisory board members to be opinion leaders in the field of interventional cardiology, and they provide us with specific advice and feedback regarding the following:

•	Clinical feedback on existing products;

•	Input on product improvements, technology enhancements and new design applications;

•	Design and execution of clinical studies;

•	Unmet clinical needs and opportunities;

•	Assessment of new clinical applications; and

•	Physician training and education.

As of April 30, 2007, our Scientific Advisory Board consisted of the following members:

Name	Position and Affiliation

Eberhard Grube, M.D.	Chief of Cardiology/Angiology, Heart Center Siegburg (Siegburg, Germany)

Peter J. Fitzgerald, M.D., Ph.D.	Associate Professor of Medicine & Engineering, Stanford University Medical Center; Director, Cardiovascular Core Analysis Lab, Stanford University Medical Center; Co-Director, Center for Research in CV Interventions, Stanford University Medical Center, Palo Alto, CA

Charles A. Simonton, M.D.	Medical Director, Adult Cardiovascular Research, Carolinas Heart Institute, Carolina Medical Center, Charlotte, NC

Dean Kereiakes, M.D.	Chief Executive Officer and Director of Medical Research, Ohio Heart and Vascular Center; Medical Director of the Carl and Edyth Lindner Center for Research and Education; Professor of Clinical Medicine, Ohio State University, Cincinnati, OH

Steven J. Yakubov, M.D.	Department Chair, Internal Medicine, Riverside Methodist Hospital; Director, Midwest Cardiology Research Foundation; MidOhio Cardiology Consultants, Inc., Columbus, OH

John Ormiston, M.D.	Green Lane Cardiovascular Service, Auckland City Hospital and Mercy Angiography Unit; Clinical Associate Professor in Medicine, University of Auckland; Previous President of Asia-Pacific Society of Interventional Cardiology; Auckland, New Zealand

Stephan Verheye, M.D., Ph.D.	Director, Antwerp Cardiovascular Institute, AZ Middelheim Hospital, Antwerp, Belgium

Mark Turco, M.D.	Director, Center for Cardiac and Vascular Research, Washington Adventist Hospital, Takoma Park, MD

Jeffrey Moses, M.D.	Director, Center for Intravascular Therapy and Cardiac Catheterization Laboratory, Columbia University Medical Center, New York, NY

We will be entering into clinical study and research agreements with all of our advisory board members. Our advisory board members are reimbursed for certain of their out-of-pocket expenses incurred in connection with company-related business. In addition, we have granted options to purchase shares of our common stock to certain advisory board members for their service.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information with respect to our executive officers and directors as of March 31, 2007:

Name	Age	Position
Paul R. Buckman	51	Chief Executive Officer and Director
Jeffrey H. Thiel	51	President, Chief Operating Officer and Director
Stephen L. Wilson	54	Executive Vice President and Chief Financial Officer
R. John Elicker	45	Vice President, Research and Development, and Chief Technical Officer
Paul D. Gasser	46	Vice President, Regulatory Affairs/Quality Assurance
Christopher A. Hubbard	49	Vice President, Sales and Marketing
Brett A. Trauthen	45	Vice President, Clinical Affairs, and Chief Scientific Officer
Michael R. Henson	61	Director, Chairman of the Board
Beat Merz, Ph.D.	46	Director
John C. Sites, Jr.	55	Director
Gregg W. Stone, M.D., FACC	50	Director
Michael B. Sweeney	56	Director
Casey M. Tansey	49	Director

Paul R. Buckman.    Mr. Buckman has served as our Chief Executive Officer and as a member of our board of directors since December 2006. From August 2004 to August 2006, Mr. Buckman served as President of the Cardiology Division of St. Jude Medical, Inc., a diversified medical products company. Prior to joining St. Jude Medical, Mr. Buckman served as Chairman of the board of directors and Chief Executive Officer of ev3, LLC, a Minnesota-based medical device company focused on endovascular therapies that Mr. Buckman co-founded from April 2001 to January 2004. Mr. Buckman has worked in the medical device industry for over 30 years, including 10 years at Scimed Life Systems, Inc. and Boston Scientific Corporation, where he held several executive positions before becoming President of the Scimed Division of Boston Scientific in January 2000. Mr. Buckman currently serves on the board of directors of SentreHEART, Inc., a privately-held medical device company. Mr. Buckman received a B.A. degree in Business Administration and an M.B.A. degree from Western Michigan University.

Jeffrey H. Thiel.    Mr. Thiel has served as our President and Chief Operating Officer since December 2006 and as a member of our board of directors since June 2003. Prior to becoming our Chief Operating Officer, Mr. Thiel served as our President and Chief Executive Officer from June 2003 to December 2006. Mr. Thiel served as President and Chief Executive Officer of Radiance Medical Systems, Inc., a vascular brachytherapy company, from February 1999 to January 2001, and as Vice President, Operations from October 1996 to February 1999. Prior to that, Mr. Thiel was employed by St. Jude Medical, Inc., a diversified medical products company. Mr. Thiel currently serves on the board of directors of Micrus Endovascular, Inc. Mr. Thiel received a B.S. degree in Economics from the University of Wisconsin-River Falls and an M.B.A. degree from the College of St. Thomas in Minnesota.

Stephen L. Wilson.    Mr. Wilson has served as our Executive Vice President and Chief Financial Officer since November 2006. Mr. Wilson was employed by Sonic Innovations, Inc., a hearing aid company, from October 1999 to October 2006, most recently as Senior Vice President and Chief Financial Officer. Mr. Wilson served as Executive Vice President and Chief Financial Officer of Computer Motion, Inc., a medical robotics company, from 1997 to 1999, and as Vice President, Finance, and Chief Financial Officer of St. Jude Medical, Inc., a diversified medical device company, from 1990 to 1997. Mr. Wilson received a B.S. degree in Accounting from the University of Connecticut and is a Certified Public Accountant.

R. John Elicker.    Mr. Elicker has served as our Vice President, Research and Development, and Chief Technical Officer since January 2002. From 1992 to 2001, Mr. Elicker held various positions, including Director of Research and Development, with Radiance Medical Systems, Inc., a vascular brachytherapy company. Mr. Elicker is a self-taught engineer.

Paul D. Gasser.    Mr. Gasser has served as our Vice President, Regulatory Affairs/Quality Assurance since February 2006. From January 2002 to January 2006, Mr. Gasser served as Director of Regulatory Affairs/Quality Assurance/Clinicals of Savacor, a medical device company. Prior to that, Mr. Gasser served as the Director of Regulatory Affairs of Radiance Medical Systems, Inc., a vascular brachytherapy company, from 1999 to 2001, and the Manager of Regulatory Affairs/Quality Assurance of Nobel Biocare, a dental implant manufacturer, from 1992 to 1999. Prior to that, Mr. Gasser held positions in regulatory affairs at Allergan Medical Optics and Kendall McGaw. Mr. Gasser received a B.S. degree in Biology from the University of California, Irvine, and an M.B.A. degree from Chapman University in California.

Christopher A. Hubbard.    Mr. Hubbard has served as our Vice President, Sales and Marketing since February 2007. From June 2005 to February 2007, Mr. Hubbard served as a consultant with Hubbard Consulting Group, providing consulting services to St. Jude Medical, Inc., a diversified medical products company. Prior to that, Mr. Hubbard served as Vice President, Market Development of St. Jude Medical from June 2004 to June 2005. Mr. Hubbard served as Vice President, Sales and Marketing of Epicor Medical, Inc., a cardiovascular medical device company, from October 2001 to June 2004. Mr. Hubbard received a B.S. degree in Marketing from the University of Illinois.

Brett A. Trauthen.    Mr. Trauthen has served as our Chief Scientific Officer, directing all of our clinical and pre-clinical research programs, since joining us in April 2004. Prior to joining us, Mr. Trauthen served as Vice President of Clinical Research and Product Development at Conor Medsystems LLC, a medical device company, from January 2002 to April 2004. Mr. Trauthen served as the Director of Research and Development and Engineering at Radiance Medical Systems, Inc., a vascular brachytherapy company, from 1997 to 1999 and as Vice President of Clinical Development from 1999 to 2002. Mr. Trauthen has 20 years of experience in the medical device industry, having also held management positions at companies such as Baxter Healthcare, now Edwards Lifesciences LLC, and various operations and executive staff positions with Applied Medical Resources Corporation. Mr. Trauthen received a B.S. degree in Bioengineering from the University of California, Berkeley and an M.S. degree in Electrical Engineering from the University of California, Irvine, and is an inventor or co-inventor on over 12 United States patents.

Michael R. Henson.    Mr. Henson has served as the Chairman of our board of directors since 2000. Mr. Henson has been Principal Manager of the MedFocus Family of Funds, a group of venture capital funds focused on emerging medical technology companies, since 2000. Mr. Henson served as Manager of the Biostar Private Equity Investment Fund, LLC, a venture capital firm, from 2003 to 2006. Mr. Henson served as Chairman of the board of directors and Chief Executive Officer of Radiance Medical Systems, Inc. from 1997 to 1999, and as a member of the board of directors of Radiance Medical Systems until May 2002. Mr. Henson served as Chief Executive Officer of Endosonics Corporation from 1988 to 1995, and as Chairman of the board of directors of Endosonics from 1993 to 1996. Mr. Henson currently serves as Chairman of the board of directors of Micrus Endovascular Corporation. Mr. Henson has founded or served as Chief Executive Officer, Chairman or a board member for 14 emerging medical device or biotechnology firms. Mr. Henson received a B.S. degree in Business Administration from Ball State University and an M.B.A. degree from Ohio State University.

Beat Merz Ph.D.    Dr. Merz has served on our board of directors since June 2003. Dr. Merz has served as an investment advisor with HBM Partners AG in Switzerland since March 2003. Dr. Merz served as Managing Director of NMT Management AG, a venture capital firm in Switzerland, from September 1999 to February 2003, and as a Group Manager and Senior Engineer with Institute Straumann AG, a Swiss producer of dental implants, from January 1994 to September 1999. Dr. Merz currently serves on the board of directors of several private medical device companies. Dr. Merz received a degree in mechanical engineering from the Swiss Federal Institute of Technology, or ETH, in Zurich, Switzerland, a Dr.sc.techn. degree from ETH, and an M.B.A. degree from the University of Strathclyde in Scotland.

John C. Sites, Jr.    Mr. Sites has served on our board of directors since August 2001. Mr. Sites is currently a consultant to Wexford Capital, LLC, and was formerly a General Partner of Daystar Special Situations Fund. Mr. Sites has been a limited partner of Rock Creek Capital II, Ltd., the General Partner of Rock Creek Partners II, Ltd., a private equity fund, since March 2000. Mr. Sites served as an Executive Vice President and as a member of the board of directors and various management committees at Bear, Stearns & Co. Inc. from 1981 to 1995. Prior to joining Bear, Stearns, Mr. Sites held a variety of financial and operations positions with Trading Company of the West, First Pennco Securities and Morgan Keegan & Company. Mr. Sites received a B.A. degree in Economics from Rhodes College in Memphis, Tennessee.

Gregg W. Stone, M.D., FACC.    Dr. Stone has served on our board of directors since June 2003. Dr. Stone is the Chairman of the Cardiovascular Research Foundation®. Since August 2004, Dr. Stone has been a Professor of Medicine and Director of Cardiovascular Research and Education at the Center for Interventional Vascular Therapy at New York Presbyterian Hospital/Columbia University Medical Center in New York City. Prior to that, Dr. Stone served as an Interventional Cardiologist at Lennox Hill Hospital in New York City from October 1999 to July 2004. Dr. Stone received an M.D. degree from the Johns Hopkins University Medical Center and is triple board certified in Interventional Cardiology, Cardiovascular Diseases and Internal Medicine.

Michael B. Sweeney.    Mr. Sweeney has served on our board of directors since October 2005. Mr. Sweeney has served on the board of directors of InterWest Partners, a venture capital firm focusing on early stage investment opportunities in the medical technology sector, since January 2001. Mr. Sweeney has served as a general partner in the Medical Technology Group at InterWest Partners since July 2003, and served as a venture partner from January 2001 to July 2003. Mr. Sweeney served as the Chairman of the board of directors, President and Chief Executive Officer of Epicor Medical, Inc., a cardiovascular medical device company, from January 1999 to January 2001. Prior to joining Epicor, Mr. Sweeney was a medical device entrepreneur-in-residence at InterWest Partners. Mr. Sweeney is also a founder of Ventritex, Inc., now a part of St. Jude Medical, Inc. Mr. Sweeney received a B.A. degree in political science from Drake University.

Casey M. Tansey.    Mr. Tansey has served on our board of directors since October 2005. Mr. Tansey has been a managing member of USVP Management Company LLC since April 2005. Most recently, Mr. Tansey was President and Chief Executive Officer of Epicor Medical, Inc. Prior to joining Epicor Medical, Mr. Tansey served as President and Chief Executive Officer of Heartport, Inc., a leading developer of minimally invasive cardiac surgery products, from June 1999 to May 2001. For nearly 10 years before joining Heartport, Mr. Tansey held various positions at Baxter Edwards’ Cardiovascular Division, including Vice President of North American Sales and several positions involving the sales and marketing of cardiovascular products. Prior to joining Baxter Edwards’ Cardiovascular Division, Mr. Tansey held sales positions with Ethicon, Inc. and Nestlé. Mr. Tansey received B.S. and M.B.A. degrees from the College of Notre Dame in California.

Board Composition

Our board of directors currently consists of eight members. We have determined that Drs. Merz and Stone and Messrs. Sites, Sweeney and Tansey are independent under the Nasdaq Marketplace Rules. Upon completion of this offering, our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, each with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Messrs. Sites and Sweeney and Dr. Stone have been designated as Class I directors, whose terms will expire at the 2008 annual meeting of stockholders. Messrs. Henson and Thiel have been designated as Class II directors, whose terms will expire at the 2009 annual meeting of stockholders. Dr. Merz and Messrs. Buckman and Tansey have been designated as Class III directors, whose terms will expire at the 2010 annual meeting of stockholders. This classification of the board of directors may delay or prevent a change in control of our company or our management. See “Description of Capital Stock—Anti-Takeover Effects of Provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.”

Board Committees

Upon completion of this offering, our board of directors will have two standing committees: an audit committee and a compensation committee. At that time, each of those committees will have the composition and responsibilities set forth below. Our board of directors, as a whole, will function as a nominating committee.

Compensation Committee

The compensation committee of our board of directors reviews and recommends to our board of directors the salaries and benefits for our executive officers and recommends overall employee compensation policies. The compensation committee also administers our equity compensation plans. The chairman of the compensation committee is Mr. Tansey and the other current members are Messrs. Sites and Sweeney. All members of the compensation committee are non-employee directors and satisfy the current independence standards established by Nasdaq and SEC rules.

Audit Committee

The functions of the audit committee of our board of directors include appointing and determining the compensation for our independent auditors, establishing procedures for the receipt, retention and treatment of complaints regarding internal accounting controls and reviewing and overseeing our independent registered public accounting firm. The chairman of the audit committee is Mr. Tansey and the other current members are Dr. Merz and Mr. Sweeney. All members of the audit committee are non-employee directors and satisfy the current standards with respect to independence, financial expertise and experience established by Nasdaq and SEC rules. Our board of directors has determined that Mr. Tansey meets the SEC’s definition of “audit committee financial expert.”

Nominating Committee

The board of directors has decided that the board of directors, as a whole, should perform the functions of a nominating committee for the Company. It made that decision because the board of directors believes that selecting new nominees is one of the most important responsibilities the directors have to our stockholders and, for that reason, all of the directors should have the right and responsibility to participate in the selection process. In its role as nominating committee, the board of directors will identify and screen new candidates for board membership. Each of the directors, other than Messrs. Buckman and Thiel, is an “independent director” within the meaning of the Nasdaq Marketplace Rules and the board of directors has decided that actions of the board of directors, in its role as nominating committee, can be taken only with the affirmative vote of a majority of the independent directors.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

Our compensation committee consists of Messrs. Sites, Sweeney and Tansey. No executive officer serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

One of the primary objectives of the compensation committee of our board of directors is to attract and retain talented, qualified executives to manage and lead our company. Executive compensation is comprised of a base salary that is adjusted annually upon recommendation of our compensation committee based on the individual performance of the executive, a cash-based short-term incentive payment based upon achievement of personal or corporate objectives, long-term equity component, which to date has been in the form of stock options and severance benefits. The equity component of our compensation is aimed at tying compensation levels to the generation of long-term stockholder value. The goal of our compensation program is to be competitive with other companies in the medical device industry.

Role of Compensation Committee

Our compensation committee reviews and recommends to our board of directors our executive compensation and benefit policies. Our compensation committee was appointed by our board of directors, and consists entirely of directors who are “outside directors” for purposes of Section 162(m) of the Code and “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act.

The compensation committee solicits input from Paul Buckman, our chief executive officer, in determining executive compensation. While Mr. Buckman discusses his recommendations with the compensation committee, he does not participate in determining his own compensation. None of our other executive officers participate in the compensation committee’s discussions regarding executive compensation. The compensation committee does not delegate any of its functions to others in determining executive compensation and has not previously engaged consultants with respect to executive compensation matters.

During 2006, our compensation committee relied on their experience with other medical device companies to establish salary, bonus and equity compensation for our executive officers. In addition, a number of new executive officers were hired in late 2006 and early 2007, and compensation packages were based on negotiations with those individuals. The board believes that in order to attract and retain sufficient executive talent, it is appropriate to compensate our executive officers at a level at least comparable to the compensation amounts provided to executives at comparable medical device companies, subject to the individual’s experience and expected contribution to the company. The board or the compensation committee may decide to retain a compensation consultant to help us evaluate our compensation philosophy and provide guidance to us in administering our compensation program in the future. On an annual basis, we plan to gather executive compensation data on a peer group of companies in the medical device industry, and we intend to benchmark this information and other information obtained by the members of our compensation committee against the compensation we offer to ensure that our compensation program is competitive as described above. Our compensation committee intends to allocate total compensation between cash and equity based on benchmarking to the peer group, while considering the balance between short and long-term incentives.

Compensation Components

Executive compensation currently consists of the following components:

Base Salary

We determine our executive officers’ salaries based on job responsibilities and individual experience and expected level of contribution, and we intend to benchmark our compensation package against those of comparable companies within the medical device industry. Our compensation committee reviews the salaries of our executives annually and our compensation committee recommends to our board of directors changes in salaries based on individual performance during the prior calendar year and cost of living adjustments, as appropriate. Our compensation committee anticipates that salaries will increase by more than the cost of living in 2007 as the company completes its initial public offering.

Cash-based Incentive Programs

Our executive officers are eligible to receive cash-based incentive payments based upon the achievement of certain personal and corporate objectives. Our compensation committee approves these objectives in the first quarter of each year in conjunction with the board’s review of our annual operating plan. The performance of each executive officer is reviewed against the established objectives at the end of the year. The degree to which objectives are accomplished determines the amount of the cash incentive payment to be made. Our compensation committee may establish objectives based on sales, profitability, cash flow, clinical trial progress, product development progress, and other operational or strategic goals of our company as proposed by management and our board of directors. Our compensation committee believes that cash-based annual incentive payments for achievement of defined objectives that create value in our company align the executive’s compensation with the interests of our stockholders.

Our compensation committee, based upon recommendations from our chief executive officer, determines the target level of cash bonuses for our executive officers. Our compensation committee will continue to assess the goals and mechanics of our cash-based incentive program as a means of adding specific incentives towards achievement of specific company and departmental goals that could be key factors in our success.

Long-term Equity

We believe that equity ownership in our company is important to provide our executive officers with long-term incentives to build value for our stockholders. Long-term equity can be awarded to executives by the board in the form of stock options, restricted stock, restricted stock units and stock appreciation rights. Equity grants or awards are made to our executives by our board of directors at regularly scheduled meetings. The exercise price of our stock options is the fair market value of our stock as established based upon the good faith determination of our board of directors. In the future, we expect the exercise price of our options to be set at the closing price of our common stock on the date of the individual’s commencing employment or the date of grant. Each executive officer was provided with an option grant when they joined our company based upon their position with us, expected level of contribution and relevant prior experience. These initial grants vest over four years, and no shares vest before the one year anniversary of the option grant. We spread the vesting of our options over four years to compensate executives for their contribution over a period of time and to more properly align the executive’s interest with our stockholders’ interests.

In addition to the initial option grants, our board of directors has granted additional options to retain our executives and combine the achievement of corporate goals with strong individual performance. Options are granted based on a combination of individual contributions to our company and on general corporate achievements and expectations. Additional option grants are not communicated to executives in advance and generally vest over a period of four years. For example, if we were to hire a new vice president of business development, we would provide such executive with an initial option grant for a number of shares that represents a percentage stock ownership level in our company that is consistent with our understanding of what comparable companies in the medical device industry would provide for such a position. On an annual basis, our compensation committee intends to assess the contribution of the individual and the expectation for future performance by this executive and provide additional awards in the form of stock options, restricted stock or stock appreciation rights based upon this assessment. We expect that we will continue to provide new employees with initial stock option grants in 2007 to provide long-term compensation incentives and will continue to rely on retention stock option grants in 2007 to provide additional incentives for current employees. In the future, our compensation committee and board of directors may consider awarding additional or alternative forms of equity incentives, such as grants of restricted stock, restricted stock units, stock appreciation rights and other performance based equity awards.

Severance Benefits

We have entered into agreements with each of our named executive officers providing for certain benefits, including severance payments and option acceleration, upon the termination of the executive officers’ employment in specific circumstances, which are described in more detail below under “—Severance Agreements.”

Other Benefits

Upon completion of our initial public offering, we expect to adopt a 401(k) plan for the benefit of all of our eligible employees, including the named executive officers. We do not intend to provide for matching contributions under the 401(k) plan. For a more detailed description of the 401(k) plan, see below under “—401(k) Plan.” We also provide health, dental, vision and life insurance and other customary employee assistance plans to all full-time employees, including the named executive officers. We have also provided a one-time relocation reimbursement benefit to Messrs. Buckman and Wilson in the amount of $125,000.

Accounting and Tax Considerations

Effective January 1, 2006, we adopted the fair value provisions of Financial Accounting Standards Board Statement No. 123(R) (revised 2004), “Share-Based Payment,” or SFAS 123(R). Under SFAS 123(R), we are required to estimate and record an expense for each award of equity compensation (including stock options) over the vesting period of the award.

Section 162(m) of the Code limits the amount that we may deduct for compensation paid to our chief executive officer and to each of our four most highly compensated officers to $1,000,000 per person, unless certain exemption requirements are met. Exemptions to this deductibility limit may be made for various forms of “performance-based compensation.” In the past, annual cash compensation to our executive officers has not exceeded $1,000,000 per person, so the compensation has been deductible. In addition to salary and bonus compensation, upon the exercise of stock options that are not treated as incentive stock options, the excess of the current market price over the option price, or option spread, is treated as compensation and accordingly, in any year, such exercise may cause an officer’s total compensation to exceed $1,000,000.

Summary Compensation Table

The following table sets forth summary compensation information for the year ended December 31, 2006 for our chief executive officer, chief financial officer and each of our other three most highly compensated executive officers as of the end of the last fiscal year whose total compensation exceeded $100,000. We refer to these persons as our named executive officers elsewhere in this prospectus.

Name and Principal Position	Salary		Bonus		Option Awards(1)	Non-Equity Incentive Plan Compensation	All Other Compensation	Total

Paul R. Buckman Chief Executive Officer and Director	$13,462	(2)	$—		$96,410	$—	$—	$110,052
Stephen L. Wilson Executive Vice President and Chief Financial Officer	17,308	(3)	50,000	(4)	130,578	—	—	197,886
Jeffrey H. Thiel (5) President, Chief Operating Officer and Director	247,392		50,000		141,699	—	—	439,091
Brett A. Trauthen Vice President Clinical Research and Chief Scientific Officer	207,314		25,000		102,100	—	—	334,414
J. Robert Elicker Vice President Research and Development and Chief Technical Officer	150,004		30,000		99,660	—	—	279,664

(1)	Amounts represent the fair value of stock options expensed in 2006 under SFAS 123(R) as discussed in note 8 to our financial statements included elsewhere in this prospectus.
(2)	Mr. Buckman commenced employment in December 2006 at an annual salary of $350,000.
(3)	Mr. Wilson commenced employment in November 2006 at an annual salary of $225,000.
(4)	Represents a guaranteed bonus made to Mr. Wilson based on his employment letter.
(5)	Mr. Thiel served as our chief executive officer until December 2006.

Grants of Plan-Based Awards in 2006

The following table lists grants of plan-based awards made to our named executive officers in 2006 and related total fair value compensation for 2006.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards				All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards(1)
Name	Grant Date	Threshold	Target		Maximum
Paul R. Buckman	12/18/2006	—	$50,000	(2)		1,100,000	$0.57	$6,211,370
Stephen L. Wilson	11/17/2006	—	50,000	(2)		600,000	0.57	2,580,840
Jeffrey H. Thiel	2/7/2006	—	—		—	150,000	0.57	470,820
Brett A. Trauthen	2/7/2006	—	—		—	125,000	0.57	392,350
J. Robert Elicker	2/7/2006	—	—		—	125,000	0.57	392,350

(1)	Amounts represent the estimated total fair value of stock options granted in 2006 under SFAS 123(R) as discussed in Note 8 to our financial statements included elsewhere in this prospectus.
(2)	Amount to be paid only upon the closing of our initial public offering.

Outstanding Equity Awards at Fiscal Year-End for 2006

The following table lists the outstanding equity incentive awards held by our named executive officers as of December 31, 2006.

	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable(1)	Number of Securities Underlying Unexercised Options Unexercisable(2)	Option Exercise Price	Option Expiration Date(2)

Paul R. Buckman	—	1,100,000	$0.57	12/18/2016

Stephen L. Wilson	—	600,000	0.57	11/27/2016

Jeffrey H. Thiel	—	15,000	0.40	02/13/2013
	229,896	35,000	0.40	06/09/2013
	5,729	103,125	0.29	06/22/2014
	3,125	78,125	0.29	01/21/2015
	—	150,000	0.57	02/07/2016

Brett A. Trauthen	82,500	37,500	0.40	03/29/2014
	—	33,375	0.29	06/22/2014
	—	39,062	0.29	01/21/2015
	—	14,061	0.29	03/28/2015
	—	125,000	0.57	02/07/2016

J. Robert Elicker	30,000	—	0.40	01/02/2012
	25,000	—	0.40	12/20/2012
	29,167	10,833	0.40	01/29/2014
	71,250	42,750	0.29	06/22/2014
	12,500	12,500	0.29	12/21/2014
	35,938	39,062	0.29	01/21/2015
	—	125,000	0.57	02/07/2016

(1)	Options held by Mr. Buckman and Mr. Wilson may be exercised prior to vesting.
(2)

All options expire ten years from the date of grant and option shares vest at the rate of 25% on the first anniversary of the option grant and 1/48 per month thereafter, such that options are fully vested upon the fourth anniversary of the option grant date, except for the option granted to Mr. Thiel on February 13, 2003, which fully vests on February 12, 2008. In addition, the vesting of options may accelerate upon a change in control of the company.

Option Exercises for 2006

The following table lists the options exercised by our named executive officers in 2006.

	Option Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise(1)
Paul R. Buckman	—	$—
Stephen L. Wilson	—	—
Jeffrey H. Thiel	250,000	142,500
Brett A. Trauthen	102,501	58,426
J. Robert Elicker	—	—

(1)	Value represents the difference between the aggregate fair market value on the day of exercise, as assessed from time to time by the board of directors, and the aggregate exercise price of the option.

Employment and Severance Agreements and Employee Benefit Plans

Employment Agreements

Paul R. Buckman is employed as our chief executive officer pursuant to a letter agreement dated November 22, 2006. Under this agreement, Mr. Buckman is entitled to receive an annual base salary of $350,000, a bonus of $50,000 payable upon closing of our initial public offering and the opportunity for annual bonuses based upon achievement of stated objectives. Mr. Buckman was also granted an option to purchase 1,100,000 shares of common stock at an exercise price of $0.57 per share, such options vesting 25% after one year and the balance vesting 1/48th per month thereafter so long as Mr. Buckman continues his service with us. In addition, Mr. Buckman is entitled to reimbursement of up to $125,000 of relocation related expenses, plus an additional amount to cover his taxes on such amount.

Stephen L. Wilson is employed as our executive vice president and chief financial officer pursuant to a letter agreement dated November 9, 2006. Under this agreement, Mr. Wilson is entitled to receive an annual base salary of $225,000, a bonus of $50,000 payable upon the closing of our initial public offering, a bonus of $50,000 which was paid at the time the 2006 bonuses were paid to our other executive officers and annual bonuses based upon achievement of stated objectives. Mr. Wilson was also granted an option to purchase 600,000 shares of common stock at an exercise price of $0.57 per share, such option vesting 25% after one year and the balance vesting 1/48th per month thereafter so long as Mr. Wilson continues his service with us. In addition, Mr. Wilson is entitled to reimbursement of up to $125,000 of relocation related expenses, plus an additional amount to cover his taxes on such amount.

Severance Agreements

Under severance agreements with Messrs. Buckman, Thiel and Wilson, these executive officers will receive severance compensation upon termination of their employment without cause in connection with or following a change in control, termination by the executive officer for good reason following a change of control, or upon termination of employment without cause before a change in control. These executive officers will be entitled to cash severance equal to one year of their then current base salary plus their targeted annual bonus. If the executive officer is terminated without cause in connection with or following a change of control, or if the employee terminates for good reason within 24 months following a change of control, the executive officer’s unvested equity awards will accelerate upon the later date of the final determination regarding related excise taxes and potential parachute payments by independent public accountants, or upon the last date for revocation of the agreement releasing all claims. In the case of Messrs. Buckman and Wilson, if they are terminated without cause before December 1, 2008, prior to a change of control and after our initial public offering, their unvested equity awards shall accelerate so that 50% of their existing equity awards are vested upon the later date of the final determination regarding related excise taxes and potential parachute payments by independent public accountants, or upon the last date for revocation of the agreement releasing all claims.

Under the severance agreements with Messrs. Elicker, Gasser and Trauthen, these executive officers will receive severance compensation upon termination of employment without cause in connection with or following a change in control, or termination by the executive officer for good reason within 24 months following a change of control. The executive officers will be entitled to cash severance of one year of their then current base salary plus their highest annual bonus. If the executive officer is terminated without cause in connection with or following a change of control, or if the executive officer terminates for good reason following a change of control, the executive officer’s unvested equity awards will accelerate upon the later date of the final determination regarding related excise taxes and potential parachute payments by independent public accountants, or upon the last date for revocation of the agreement releasing all claims.

Employee Benefit Plans

1999 Equity Incentive Plan.

Our board of directors adopted our 1999 Equity Incentive Plan, or the 1999 Plan, in October 1999, and our stockholders approved the 1999 Plan at that time. No further awards will be granted under the 1999 Plan after the completion of this offering. However, the 1999 Plan will continue to govern the terms and conditions of the outstanding awards granted under the 1999 Plan.

A total of 5,142,960 shares of our common stock are authorized for issuance under the 1999 Plan. As of March 31, 2007, options to purchase a total of 4,164,852 shares of our common stock were issued and outstanding, and a total of 978,108 shares of our common stock had been issued upon the exercise of options granted under the 1999 Plan.

The 1999 Plan provides for the grant of options, stock bonuses and restricted stock to our employees, directors and consultants. Our compensation committee administers the 1999 Plan. The administrator has the authority to determine the terms and conditions of the awards granted under the 1999 Plan.

The 1999 Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise such award during his or her lifetime.

The 1999 Plan provides that in the event of our merger with or into another corporation, or a sale of substantially all of our assets, the successor corporation or its parent or subsidiary will assume or substitute similar stock awards for each outstanding restricted stock grant and option. If the outstanding restricted stock or options are not assumed or substituted, they will become fully vested for each person whose continuous service with us (as defined in the 1999 Plan) is not terminated.

2007 Stock Incentive Plan.

Our board of directors adopted our 2007 Stock Incentive Plan in April 2007. The 2007 Stock Incentive Plan became effective upon its adoption by our board of directors, but is not expected to be utilized until after the completion of this offering. The 2007 Stock Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code to our employees and for the grant of nonstatutory stock options, restricted stock, restricted stock units and stock appreciation rights to our employees, directors and consultants.

A total of 1,000,000 shares of our common stock are reserved for issuance pursuant to the 2007 Stock Incentive Plan, none of which are issued and outstanding. The number of shares available for issuance under the 2007 Stock Incentive Plan will also include an annual increase on the first day of each fiscal year beginning in 2008, equal to the lesser of:

•	5% of the outstanding shares of common stock as of the last day of our immediately preceding fiscal year; or

•	An amount of shares determined by our board of directors.

The compensation committee of our board of directors administers the 2007 Stock Incentive Plan. Our compensation committee consists of at least two or more “outside directors” within the meaning of Section 162(m) of the Code so that options granted under the 2007 Stock Incentive Plan qualify as “performance based compensation.” Under Section 162(m) of the Code, the annual compensation paid to our named executive officers will only be deductible to the extent it does not exceed $1,000,000. However, we can preserve our deduction with respect to income recognized pursuant to options if the conditions for performance based compensation under Section 162(m) are met, which requires, among other things, that options be granted by a committee consisting of at least two “outside directors.” Subject to the provisions of the 2007 Stock Incentive

Plan, the administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise.

The exercise price of options granted under the 2007 Stock Incentive Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. Subject to the provisions of the 2007 Stock Incentive Plan, the administrator determines the term of all other options.

After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Stock appreciation rights may be granted under the 2007 Stock Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of the 2007 Stock Incentive Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted stock may be granted under the 2007 Stock Incentive Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted stock units may be granted under the 2007 Stock Incentive Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion may accelerate the time at which any restrictions will lapse or be removed.

Performance units and performance shares may be granted under the 2007 Stock Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

The 2007 Stock Incentive Plan provides that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under the 2007 Stock Incentive Plan, including discretionary awards. Each non-employee director first appointed to the board of directors after the completion of this offering, except for those directors who become non-employee directors by ceasing to be employee directors, will receive an automatic initial nonstatutory stock option to purchase 24,000 shares of common stock upon such appointment. In addition, beginning in 2008, non-employee directors who have been directors for at least the preceding six months will receive a subsequent nonstatutory stock option to purchase 6,000 shares of common stock immediately following each annual meeting of our stockholders. All options granted under the automatic grant provisions will have a term of ten years and an exercise price equal to fair market value on the date of grant. Each initial option to purchase 24,000 shares will become exercisable as to one-third of the shares subject to the option on each anniversary of its date of grant, provided the non-employee director remains a director on such dates. Each annual option to purchase 6,000 shares will become exercisable as to 100% of the shares subject to the option on the day prior to the one-year anniversary of the date of such grant, provided the non-employee director remains a director on such date.

The 2007 Stock Incentive Plan provides that in the event of a merger or "change in control," as defined in the 2007 Stock Incentive Plan, each outstanding award will be treated as the administrator determines, including that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The administrator is not required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions will lapse, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and the awards will become fully exercisable. The administrator will provide notice to the recipient that he or she has the right to exercise the option and stock appreciation right as to all of the shares subject to the award, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved, and all other terms and conditions deemed met. The award will terminate upon the expiration of the period of time the administrator provides in the notice.

Our 2007 Stock Incentive Plan will automatically terminate in 2017, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2007 Stock Incentive Plan provided such action does not impair the rights of any participant.

2007 Employee Stock Purchase Plan

Our executive officers and all of our other employees will be allowed to participate in our 2007 Employee Stock Purchase Plan, which will be offered effective upon the completion of our public offering. We believe that providing them with the ability to participate in the 2007 Employee Stock Purchase Plan provides them with a further incentive towards ensuring our success and accomplishing our corporate goals.

The specific provisions of our 2007 Employee Stock Purchase Plan are as provided for below.

Our board of directors adopted our 2007 Employee Stock Purchase Plan in April 2007. The 2007 Employee Stock Purchase Plan will become effective soon after the completion of this offering.

A total of 200,000 shares of our common stock will be made available for sale. In addition, our 2007 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the 2007 Employee Stock Purchase Plan on the first day of each fiscal year beginning in 2008, equal to the lesser of:

•	2% of the outstanding shares of our common stock on the first day of such fiscal year; or

•	Such other amount as may be determined by our board of directors.

Our compensation committee administers the 2007 Employee Stock Purchase Plan and has full and exclusive authority to interpret the terms of the 2007 Employee Stock Purchase Plan and determine eligibility to participate subject to the conditions of our 2007 Employee Stock Purchase Plan as described below.

All of our employees are eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the 2007 Employee Stock Purchase Plan if such employee:

•	Immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	Whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year.

Our 2007 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Code. Each offering period includes purchase periods, which will be the approximately six-month period commencing with one exercise date and ending with the next exercise date. The offering periods are scheduled to start on the first trading day on or after June 1 and December 1 of each year, except for the first such offering period, which will commence on the first trading day on or after completion of this offering and will end on the first trading day on or after June 1, 2009.

Our 2007 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 10% of their eligible compensation, which includes a participant’s base straight time gross earnings, certain commissions, overtime and shift premium, but exclusive of payments for incentive compensation, bonuses and other compensation. A participant may purchase a maximum of 2,500 shares during a six-month purchase period.

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. If the fair market value of our common stock on the exercise date is less than the fair market value on the first trading day of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the 2007 Employee Stock Purchase Plan other than by will, the laws of descent and distribution, or as otherwise provided under the 2007 Employee Stock Purchase Plan.

In the event of our merger or change in control, as defined under the 2007 Employee Stock Purchase Plan, a successor corporation may assume or substitute for each outstanding option. If the successor corporation refuses to assume or substitute for the option, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Our 2007 Employee Stock Purchase Plan will automatically terminate in 2017, unless we terminate it sooner. Our board of directors has the authority to amend, suspend or terminate our 2007 Employee Stock Purchase Plan, except that, subject to certain exceptions described in the 2007 Employee Stock Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under our 2007 Employee Stock Purchase Plan.

401(k) Plan

We anticipate commencing a retirement savings plan, or a 401(k) plan, for the benefit of our eligible employees in 2007. Employees eligible to participate in our 401(k) plan will be those employees who have attained the age of 21. Employees may elect to defer their compensation up to the statutorily prescribed limit. An employee's interests in his or her deferrals will be 100% vested when contributed. The 401(k) plan will be intended to qualify under Sections 401(a) and 501(a) of the Code. As such, contributions to the 401(k) plan and earnings on those contributions will not be taxable to the employees until distributed from the 401(k) plan.

Nonqualified Deferred Compensation

None of our named executive officers participate in non-qualified defined contribution plans or other deferred compensation plans maintained by us. Our compensation committee, which is comprised solely of “outside directors” as defined for purposes of Section 162(m) of the Code, may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the compensation committee determines that doing so is in our best interests.

Director Compensation for 2006

The following table sets forth a summary of the compensation we paid to our non-employee directors in 2006.

Name	Fees Earned or Paid in Cash	Option Awards(1),(2)	Total
Michael Henson	$36,000	$8,907	$44,907
Beat Merz	—	949	949
John Sites	—	949	949
Gregg Stone	—	3,956	3,956
Michael Sweeney	—	—	—
Casey Tansey	—	—	—

(1)	Amounts represent the fair value of stock options expensed in 2006 under SFAS 123(R) as discussed in note 8 to our financial statements included elsewhere in this prospectus.
(2)

The number of options to purchase shares of our common stock held by the directors as of December 31, 2006 were as follows: Mr. Henson – 325,000; Dr. Merz – 20,000; Mr. Sites – 20,000; Dr. Stone – 61,000; Mr. Sweeney – none; and Mr. Tansey – none.

Effective upon the closing of this offering, each of our non-employee directors will receive meeting fees in connection with service on our board or a committee of the board. Meeting fees are expected to be based on the following schedule:

Meeting	In person	By telephone
Board	$2,400	$800

Committee:
Chair	$800	$400
Member	$400	$200

Each non-employee director who serves as the chairperson of our audit committee or compensation committee will also receive, for services performed in such capacity, an additional annual retainer of $10,000 and $5,000, respectively. We reimburse each non-employee member of our board of directors for out-of-pocket expenses incurred in connection with attending our board and committee meetings. In addition, we have at times in the past granted certain of our directors options to purchase our common stock pursuant to the terms of our 1999 Equity Incentive Plan. Our 2007 Stock Incentive Plan provides for the automatic grant of options to our non-employee directors. Each non-employee director first appointed to the board after the completion of this offering will automatically receive an initial option to purchase 24,000 shares of common stock upon such appointment. In addition, beginning in 2008, at each annual meeting, non-employee directors who were non-employee directors for at least the preceding six months will automatically receive an option to purchase 6,000 shares of common stock.

Potential Payments Following a Change in Control

The following table sets forth potential payments payable to our executive officers upon termination of employment without cause or for good reason following a change in control of us under their current change of control agreements with us. The compensation committee of our board of directors may, at their discretion, amend or add benefits to these arrangements as they deem advisable.

Estimated Payments in the Event of Termination at 2006 Fiscal Year End Following Change in Control

Name	Salary- Based Severance Payments(1)	Incentive- Based Severance Payments(2)	Number of Accelerated Options(3)	Value of Accelerated Options(3)
Paul R. Buckman	$350,000	$—	—	—

Stephen L. Wilson	225,000	—	—	—

Jeffrey H. Thiel	300,000	50,000	—	—

Brett A. Trauthen	210,000	25,000	—	—

J. Robert Elicker	150,000	30,000	—	—

(1)	Represents twelve months of base salary which would have been payable in a lump sum within ten days of the date of termination.
(2)

In the case of Messrs. Buckman, Wilson and Thiel, such executive officers are entitled to receive a payment equal to 100% of their target annual bonus. Messrs. Buckman and Wilson joined us in 2006 and did not have an established target annual bonus in the year ended December 31, 2006. In the case of Messrs. Trauthen and Elicker, such executive officers are entitled to receive a payment equal to their past highest annual bonus.

(3)

There was no public market for our common stock on December 31, 2007. Accordingly, we have estimated the market value of the accelerated options based on an assumed initial public offering price of $         per share, the midpoint of the range listed on the cover page of this prospectus.

Limitation of Liability and Indemnification Matters

On completion of this offering, our amended and restated certificate of incorporation will contain provisions that eliminate the personal liability of directors and executive officers to the fullest extent permitted by the DGCL and provides that we may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was our director or executive officer or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the personal liability of a director for monetary damages:

•	For any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	For acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	Arising under Section 174 of the DGCL; or

•	For any transaction from which the director derived an improper personal benefit.

We have entered into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified directors and officers. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether the DGCL would permit indemnification. On completion of this offering we intend to obtain directors’ and officers’ liability insurance. We are not currently aware of any pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. Moreover, we are not currently aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions that have occurred this year or during our last three fiscal years to which we were a party or will be a party in which:

•	The amounts involved exceeded or will exceed $120,000; and

•	A director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Biosensors License Agreement

In December 2003, we entered into a license and coating services agreement with Biosensors, a holder of more than 5% of our common stock, whereby we obtained worldwide, non-exclusive rights to use Biosensors’ drug coating on our self-expanding stents solely for use in vascular bifurcations. In connection with this agreement, we issued Biosensors a warrant to purchase 658,335 shares of our common stock at an exercise price of $2.96 per share. The warrant expires in December 2010. In addition, we agreed to pay Biosensors upon the achievement of certain defined milestones, which were met in 2004 and 2005. In addition, the agreement requires us to make royalty payments to Biosensors based on net sales of our licensed products using Biosensors’ drug coating.

Preferred Stock Financings

Over the past three years, we have sold securities to certain private investors, including our directors, executive officers and 5% stockholders and persons and entities associated with them. In March 2004, we sold an aggregate of 3,040,540 shares of Series C convertible preferred stock at a purchase price of $2.96 per share, and associated warrants to purchase 912,163 shares of Series C convertible preferred stock with an exercise price of $2.96 per share, and in October 2006, we sold a total of 8,488,062 shares of Series D convertible preferred stock at a purchase price of $3.77 per share. The shares of Series C and Series D convertible preferred stock will convert into one share of common stock upon the closing of this offering. The table below sets forth the participation in these financings by our directors, officers and 5% stockholders and persons and entities associated with them.

Investor	Series C Preferred Stock		Series C Preferred Stock Warrants		Series D Preferred Stock
5% Stockholders
HBM BioVentures AG(1)	2,186,308		655,893		2,390,778
InterWest Partners and Affiliated Entities(2)	—		—		2,228,117
U.S. Venture Partners(3)	—		—		2,221,485
Rock Creek Partners II, Ltd(4)	430,920		129,276		—
Biosensors International Group and Affiliated Entities					457,867

Director
Michael Henson	85,474	(5)	25,642	(6)	278,751	(7)

(1)

Consists of (i) 1,760,965 shares of Series C convertible preferred stock, 1,475,777 shares of Series D convertible preferred stock and warrants to purchase 528,290 shares of Series C convertible preferred stock held by HBM BioVentures (Cayman) Ltd., and (ii) 425,343 shares of Series C convertible preferred stock, 915,001 shares of Series D convertible preferred stock and warrants to purchase 127,603 shares of Series C convertible preferred stock held by International BM Biomedicine Holdings (Cayman) Ltd. Dr. Merz, our director, is an investment advisor with HBM Partners AG. HBM Partners AG acts as an investment advisor to HBM Partners (Cayman) Ltd. HBM Partners (Cayman) Ltd. provides investment management services to HBM BioVentures (Cayman) Ltd. and International BM Biomedicine Holdings (Cayman) Ltd.

(2)	Michael Sweeney, one of our directors, is a Managing Director of InterWest Management Partners VIII, LLC, the General Partner of InterWest Partners IX, L.P. which holds these shares.
(3)	Casey Tansey, one of our directors, is a Managing Member of Presidio Management Group IX, L.L.C., the General Partner of U.S. Venture Partners IX, L.P. which holds these shares.
(4)	John Sites, one of our directors, is a limited partner of Rock Creek Capital II, Ltd., the General Partner of Rock Creek Partners II, Ltd. which holds these shares.
(5)

Consists of 85,474 shares of Series C convertible preferred stock held by JAIC-Henson Medfocus Fund I, LLC. Mr. Henson is the Principal Manager of the MedFocus Family of Funds, which includes JAIC-Henson Medfocus Fund I, LLC.

(6)

Consists of warrants to purchase 25,642 shares of Series C convertible preferred stock held by JAIC-Henson Medfocus Fund I, LLC. Mr. Henson is the Principal Manager of the MedFocus Family of Funds, which includes JAIC-Henson Medfocus Fund I, LLC.

(7)

Consists of (i) 13,500 shares of Series D convertible preferred stock held by the Henson Family Trust & Michael Henson, (ii) 79,575 shares of Series D convertible preferred stock held by JAIC-Henson Medfocus Fund I, LLC, (iii) 79,575 shares of Series D convertible preferred stock held by JAIC-Henson Medfocus Fund II, LLC, (iv) 89,921 shares of Series D convertible preferred stock held by Bio-Star Private Equity Fund and (v) 16,180 shares of Series D convertible preferred stock held by Bio-Star Private Equity Fund FP. Mr. Henson is the Principal Manager of the MedFocus Family of Funds, which includes JAIC-Henson Medfocus Fund I, LLC and JAIC-Henson Medfocus Fund II, LLC. Mr. Henson served as Manager of the Biostar Private Equity Investment Fund, LLC from 2003 to 2006.

PRINCIPAL STOCKHOLDERS

Set forth below is certain information as of March 31, 2007 regarding the beneficial ownership of our common stock by:

•	Any person (or group of affiliated persons) who was known by us to own more than 5% of our voting securities;

•	Each of our directors;

•	Each of our named executive officers; and

•	All current directors and executive officers as a group.

Applicable percentage ownership in the following table is based on the number of shares of common stock outstanding as of March 31, 2007, as adjusted to reflect the conversion of all our outstanding preferred stock into 14,524,731 shares of common stock immediately upon the closing of this offering. The percentage of shares beneficially owned after this offering includes shares of common stock being offered and the settlement of accrued but unpaid dividends on our Series B and Series C convertible preferred stock into shares of common stock based on 90% of an assumed offering price of $        , the midpoint of the range on the cover page of this prospectus, but does not include the shares that are subject to the underwriters’ over-allotment option.

		Percentage of Shares Beneficially Owned
Beneficial Owners(1)	Number of Shares Beneficially Owned(2)	Before Offering	After Offering
5% Stockholders
HBM BioVentures AG(3)	6,077,574	30.74%	%
InterWest Partners and Affiliated Entities(4)	2,228,117	12.8%	%
U.S. Venture Partners(5)	2,221,485	12.8%	%
Rock Creek Partners II, Ltd.(6)	1,456,632	8.3%	%
Jacques Seguin(7)	1,925,000	11.0%	%
Biosensors International Group and Affiliated Entities(8)	1,116,202	6.2%	%
Named Executive Officers and Directors
Paul R. Buckman(9)	175,249	1.0%
Stephen L. Wilson(10)	150,000	*
Jeffrey H. Thiel(11)	609,063	3.4%
Brett A. Trauthen(12)	256,250	1.5%
R. John Elicker(13)	269,375	1.5%
Michael Henson(14)	666,368	3.8%
Beat Merz(15)	10,000	*
John Sites(16)	1,627,884	9.4%
Gregg Stone(17)	59,729	*
Michael Sweeney(18)	2,228,117	12.8%
Casey Tansey(19)	2,221,485	12.8%
All executive officers and directors as a group (13 persons)(20)	8,309,562	45.0%	%

*	Represents beneficial ownership of less than 1%.
(1)	Unless otherwise indicated, the business address of each holder is: c/o Devax, Inc., 20996 Bake Parkway, Suite 106, Lake Forest, CA 92630.
(2)

Beneficial ownership is based on information furnished by the individuals or entities and is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of March 31, 2007 are deemed outstanding for computing the percentage of the person holding such options or warrants but are not deemed outstanding for computing the percentage of any other person. As of March 31, 2007, we had a total of 17,383,249 shares of common stock issued and outstanding (including shares of preferred stock as adjusted to reflect their conversion immediately upon closing of this offering). Except as indicated by footnote and subject to community property laws where applicable, to our knowledge, the companies and persons named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them.

(3)

Consists of (i) 3,236,742 shares and 528,290 shares subject to warrants exercisable within 60 days after March 31, 2007 held by HBM BioVentures (Cayman) Ltd., and (ii) 2,184,939 shares and 127,603 shares subject to warrants exercisable within 60 days after March 31, 2007 held by International BM Biomedicine Holdings (Cayman) Ltd. HBM BioVentures AG is the sole beneficial owner of HBM BioVentures (Cayman) Ltd. and International BM Biomedicine Holdings (Cayman) Ltd., or the HBM Entities. The board of directors of the HBM Entities has sole voting and investment power with respect to the shares by held by such entities and acts by majority vote. The board of directors of the HBM Entities is comprised of John Arnold, Sophia Harris, Richard Coles, Dr. Andreas Wicki and John Urquhart, none of whom has individual voting or investment power with respect to such shares except to the extent of any pecuniary interest therein. The address for HBM BioVentures AG is Grabenstrasse 25, 6340 Baar, Switzerland.

(4)

Consists of shares owned by InterWest Partners IX, L.P. Michael Sweeney, one of our directors, is a managing director of InterWest Management Partners VIII, LLC, the general partner of InterWest Partners IX, L.P. In such capacity, Mr. Sweeney may be deemed to share voting and investment power with respect to the shares held by InterWest Partners IX, L.P. Mr. Sweeney disclaims beneficial ownership of the shares owned by such fund, except to the extent of his proportionate pecuniary interest therein. The address for InterWest Partners IX, L.P. is 2710 Sand Hill Road, Second Floor, Menlo Park, California 94025.

(5)

Consists of shares owned by U.S. Venture Partners IX, L.P., or USVP IX. Presidio Management Group IX, L.L.C., or PMG IX, is the general partner of USVP IX. PMG IX may be deemed to share voting and dispositive power over the shares held by USVP IX. Mr. Tansey is a managing member of PMG IX. Accordingly, as a managing member of PMG IX, Mr. Tansey may be deemed to share voting and dispositive power over these shares as well. Mr. Tansey disclaims beneficial interest in such shares, except as to his proportionate membership interest therein. The address for U.S. Venture Partners is 2735 Sand Hill Road, Menlo Park, CA 64025.

(6)	Includes 129,276 shares subject to warrants exercisable within 60 days after March 31, 2007. The address for Rock Creek Partners is 1200 Riverplace Boulevard, Suite 902, Jacksonville, FL 33715.
(7)	Includes 175,000 shares subject to options exercisable within 60 days after March 31, 2007.
(8)	Includes 658,335 shares subject to warrants exercisable within 60 days after March 31, 2007.
(9)	Represents shares issued upon early exercise of options held by Mr. Buckman. These shares are subject to a repurchase right held by us.
(10)	Represents shares issued upon early exercise of options held by Mr. Wilson. These shares are subject to a repurchase right held by us.
(11)	Includes 359,063 shares subject to options exercisable within 60 days after March 31, 2007.
(12)	Includes 153,749 shares subject to options exercisable within 60 days after March 31, 2007.
(13)	Consists of shares subject to options exercisable within 60 days after March 31, 2007.
(14)

Includes (i) 178,750 shares subject to options exercisable within 60 days after March 31, 2007, (ii) 30,982 shares held by the Henson Family Trust & Michael Henson, (iii) 249,509 shares held by JAIC-Henson Medfocus Fund I, LLC, (iv) 25,642 shares subject to warrants held by JAIC-Henson Medfocus Fund I, LLC and exercisable within 60 days after March 31, 2007 and (v) 79,575 shares held by JAIC-Henson Medfocus Fund II, LLC. Mr. Henson is the Principal Manager of the MedFocus Family of Funds, which includes JAIC-Henson Medfocus Fund I, LLC and JAIC-Henson Medfocus Fund II, LLC. In such capacity, Mr. Henson may be deemed to share voting and investment power with respect to the shares held by JAIC-Henson Medfocus Fund I, LLC and JAIC-Henson Medfocus Fund II, LLC. Mr. Henson disclaims beneficial ownership of the shares owned by such fund, except to the extent of his proportionate pecuniary interest therein.

(15)

Includes 1,667 shares subject to options exercisable within 60 days after March 31, 2007. Dr. Merz, our director, is an investment advisor with HBM Partners AG. HBM Partners AG acts as an investment advisor to HBM Partners (Cayman) Ltd. HBM Partners (Cayman) Ltd. provides investment management services to HBM BioVentures (Cayman) Ltd. and International BM Biomedicine Holdings (Cayman) Ltd. Dr. Merz does not have voting or dispositive power over any of our shares held by HBM BioVentures (Cayman) Ltd. or International BM Biomedicine Holdings (Cayman) Ltd.

(16)

Includes (i) 10,000 shares subject to options exercisable within 60 days after March 31, 2007 and (ii) 1,456,632 shares owned by Rock Creek Partners II, Ltd. Mr. Sites is a limited partner of Rock Creek Capital II, Ltd., the General Partner of Rock Creek Partners II, Ltd., and may be deemed to have voting and dispositive power over the shares held by Rock Creek Partners II, Ltd. Mr. Sites disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(17)	Consists of 59,729 shares subject to options exercisable within 60 days after March 31, 2007.
(18)

Consists of shares owned by InterWest Partners IX, L.P. Mr. Sweeney is a managing director of InterWest Management Partners VIII, LLC, the general partner of InterWest Partners IX, L.P. In such capacity, Mr. Sweeney may be deemed to share voting and investment power with respect to the shares held by InterWest Partners IX, L.P. Mr. Sweeney disclaims beneficial ownership of the shares owned by such fund, except to the extent of his proportionate pecuniary interest therein.

(19)

Consists of shares held by USVP IX. Mr. Tansey is a managing member of PMG IX. PMG IX is the general partner of USVP IX. PMG IX may be deemed to share voting and dispositive power over the shares held by USVP IX. Accordingly, as a managing member of PMG IX, Mr. Tansey may be deemed to share voting and dispositive power over these shares as well. Mr. Tansey disclaims beneficial interest in such shares, except as to his proportionate membership interest therein.

(20)	Includes 1,068,375 shares subject to options and 25,642 shares subject to warrants exercisable within 60 days after March 31, 2007.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, our authorized capital stock, after giving effect to the conversion of all our outstanding preferred stock into common stock and the effectiveness of our amended and restated certificate of incorporation, will consist of 75,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, effective upon completion of this offering, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of the DGCL.

Common Stock

As of March 31, 2007, there were 2,858,518 shares of common stock outstanding held by 13 stockholders of record. An additional 14,524,731 shares of our common stock will be issued upon the conversion of all of our outstanding preferred stock immediately upon the closing of this offering. There will be             shares of common stock outstanding after giving effect to the conversion of all our outstanding preferred stock into common stock, the conversion of accrued but unpaid dividends on our preferred stock into shares of common stock and the sale of the shares of our common stock in this offering. All outstanding shares of common stock are, and the common stock to be issued in this offering will be, fully paid and nonassessable.

The following summarizes the rights of holders of our common stock:

•	Each holder of common stock is entitled to one vote per share on all matters to be voted upon by the stockholders, including the election of directors;

•	The affirmative vote of a majority of the shares present in person or represented and voting at a duly held meeting at which a quorum is present shall be the act of the stockholders;

•

Holders of common stock are not entitled to cumulate votes in the election of directors which means that the holders of a majority of the shares voted can elect all of the directors then standing for election;

•

Subject to preferences that may be applicable to the holders of outstanding shares of preferred stock, if any, the holders of common stock are entitled to receive dividends when, as and if declared by our board of directors out of assets legally available for dividends;

•

Upon our liquidation, dissolution or winding up, after satisfaction of all our liabilities and the payment of any liquidation preference of any outstanding preferred stock, the holders of shares of common stock will be entitled to receive on a pro rata basis all of our assets remaining for distribution;

•	There are no redemption or sinking fund provisions applicable to our common stock; and

•	There are no preemptive or conversion rights applicable to our common stock.

Preferred Stock

Effective upon completion of this offering, there will be no shares of preferred stock outstanding because all our issued and outstanding preferred stock will have been be converted into an aggregate of 14,524,731 shares of common stock immediately upon the closing of this offering and all of our outstanding warrants to purchase preferred stock will become exercisable to purchase shares of common stock. However, our amended and restated certificate of incorporation will authorize our board of directors, without further action by the stockholders, to create and issue one or more series of preferred stock and to fix the rights, preferences and privileges thereof. Among other rights, our board of directors may determine, without further vote or action by our stockholders:

•	The number of shares constituting the series and the distinctive designation of the series;

•

The dividend rate on the shares of the series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of the series;

•	Whether the series will have voting rights in addition to the voting rights provided by law and, if so, the terms of the voting rights;

•	Whether the series will have conversion privileges and, if so, the terms and conditions of conversion;

•	Whether or not the shares of the series will be redeemable or exchangeable, and, if so, the dates, terms and conditions of redemption or exchange, as the case may be;

•	Whether the series will have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of the sinking fund; and

•

The rights of the shares of the series in the event of our voluntary or involuntary liquidation, dissolution or winding up and the relative rights or priority, if any, of payment of shares of the series.

Although we presently have no plans to issue any shares of preferred stock, any future issuance of shares of preferred stock, or the issuance of rights to purchase preferred shares, may delay, defer or prevent a change of control in our company or an unsolicited acquisition proposal and make removal of management more difficult. The issuance of preferred stock also could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of the common stock. The issuance of preferred stock may have the effect of decreasing the market price of our common stock, and may adversely affect the voting and other rights of the holders of our common stock.

Warrants

On December 22, 2003, we issued a warrant to purchase 658,335 shares of our common stock to Biosensors in connection with the license by us of certain intellectual property from Biosensors. The warrant is fully vested and immediately exercisable at a per share price of $2.96. The warrant will expire in December 2010. The warrant may be exercised by means of a “cashless” exercise. The warrant provides for adjustments to the number of shares of common stock issuable thereunder in the event of any reorganization, reclassification, stock dividend, stock split or other change in our capital structure.

On March 26, 2004, we issued to those investors who purchased shares of our Series C convertible preferred stock warrants to purchase an aggregate amount of 912,163 shares of Series C convertible preferred stock. All of the warrants issued are currently outstanding. The warrants are fully vested and immediately exercisable at the per share price of $2.96. The warrants may be exercised by means of a “cashless” exercise. The warrants provide for adjustments to the number of shares of Series C convertible preferred stock issuable under the warrants equivalent to the adjustments applicable to all shares of Series C convertible preferred stock in the event of any merger, consolidation, sale of all or substantially all of our assets, reorganization, reclassification, stock dividends, stock splits or other changes in our capital structure or upon dilutive issuances. Upon conversion of all shares of our Series C convertible preferred stock into common stock in connection with the completion of this offering, the warrants shall thereafter become convertible into shares of common stock equal to the number of shares of common stock that would have been received if the warrants had been exercised in full and the Series C convertible preferred stock received had been simultaneously converted into common stock along with all other shares of Series C convertible preferred stock. Upon completion of this offering, the outstanding Series C convertible preferred stock warrants shall become exercisable into 912,163 shares of our common stock.

On November 8, 2005, we issued a warrant to purchase 91,247 shares of our Series D convertible preferred stock to Piper Jaffray & Co, who acted as the placement agent in connection with our private placement of shares of Series D convertible preferred stock. The warrant will expire on the second anniversary of the consummation of this offering. The warrant may be exercised by means of a “cashless” exercise. The warrant provides for adjustments to the number of shares of Series D convertible preferred stock issuable under the warrant equivalent to the adjustments applicable to all shares of Series D convertible preferred stock in the event of any merger, consolidation, sale of all or substantially all of our assets, reorganization, reclassification, stock dividends, stock splits or other changes in our capital structure or upon dilutive issuances. Upon conversion of all shares of our Series D convertible preferred stock into common stock in connection with the completion of this offering, the warrant shall thereafter be convertible into shares of common stock equal to the number of shares of common stock that would have been received if the warrant had been exercised in full and the Series D convertible preferred stock received had been simultaneously converted into common stock along with all other shares of Series D convertible preferred stock. Upon completion of this offering, the outstanding Series D convertible preferred stock warrants shall become exercisable into 91,247 shares of our common stock.

Registration Rights

The holders of our Series A, Series B, Series C and Series D convertible preferred stock, which will convert into an aggregate of 14,524,731 shares of our common stock immediately upon the closing of this offering, and holders of warrants to purchase an aggregate of 1,003,410 shares of Series C and Series D convertible preferred stock, which will become exercisable for shares of common stock immediately upon the closing of this offering, have the right to require us to register their shares with the SEC, or to include their shares in any registration statement we file, so that the shares may be publicly resold.

Demand registration rights

If we do not complete an initial public offering of our shares of common stock by October 21, 2008, the holders of a majority of the shares issuable upon conversion of the Series C and Series D convertible preferred stock have the right to demand that we file a registration statement on Form S-1 so that they can publicly sell their shares. At any time following 180 days after the completion of this offering which the holders of a majority of the shares issuable upon conversion of the Series A, Series B, Series C and Series D convertible preferred stock have the right to demand on three occasions, that we file a registration statement on a form other than Form S-3 so that they can publicly sell their shares, as long as the aggregate market value of the shares to be sold pursuant to the registration statement equals or exceeds $3,000,000.

If we are eligible to file a registration statement on Form S-3 with the SEC, holders of the shares issuable upon conversion of all preferred stock have the right to demand on two separate occasions in any 12-month period that we file a registration statement on Form S-3, as long as the aggregate market value of the shares to be sold under the registration statement exceeds $500,000, subject to certain exceptions.

Piggyback registration rights

If we register any shares of our capital stock for public sale, holders of the shares of common stock issued on conversion of our preferred stock, will have the right to include their shares in the registration. The underwriters of any underwritten public offering will have the right to limit the number of shares to be included in the registration.

Postponement of Registration

We may postpone the filing of a registration statement on Form S-1 for a period of 120 days in response to the exercise of the registration rights set forth above if we determine that the filing would be significantly detrimental to us or our stockholders. We may also postpone the filing of a registration statement on Form S-3 for a period of 90 days in response to the exercise of the registration rights set forth above if we determine that the filing would be significantly detrimental to us or our stockholders. We may only exercise each of these deferral rights once within any 12 month period.

Expenses of registration

We will pay all expenses relating to any demand or piggyback registration except for underwriting discounts and commissions, and the expenses and fees of more than one counsel for the holders of registration rights. However, we will not pay for the expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares having registration rights, subject to limited exceptions.

Indemnification

We are generally required to indemnify the holders participating in an offering against civil liabilities resulting from any registration under these provisions.

Termination of registration rights

The demand, Form S-3 and piggyback registration rights described above will terminate three years after this offering is completed.

Options

As of March 31, 2007, options to purchase a total of 4,174,942 shares of our common stock were outstanding with a weighted average exercise price of $0.53 per share. These options typically vest over a four-year period. All outstanding options provide for anti-dilution adjustments in the event of reorganizations, recapitalizations, stock dividends, stock splits or other changes in our capital structure. For a discussion of the provisions applicable to our stock options, see the section entitled “Management – Employee Benefit Plans” in this prospectus.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Application of Interested Director Provisions of Delaware Law. We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless either:

•	Prior to the date at which the person becomes an interested stockholder, the board of directors approves such transaction or business combination;

•

The stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of such transaction; or

•

The business combination is approved by the board of directors and by the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent).

For purposes of Section 203, “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock. A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to such interested stockholder.

In addition, certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions include the following:

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.    Our amended and restated certificate of incorporation to be effective upon completion of this offering will provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders representing a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and bylaws to be effective upon completion of this offering will provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board and chief executive officer may call a special meeting of stockholders. In addition, our amended and restated certificate of incorporation and bylaws will require advance notice for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. Our amended and restated certificate of incorporation and bylaws will require a 66 2/3% stockholder vote and the approval of our board of directors for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and bylaws relating to the issuance of preferred stock, the absence of cumulative voting, the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting, the requirement of advance notice for stockholders to nominate director to submit proposals for consideration at meetings of stockholders and the designated parties entitled to call a special meeting of the stockholders.

The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies they implement, and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Transfer Agent and Registrar

American Stock Transfer & Trust Company will be the transfer agent and registrar for our common stock.

Nasdaq Global Market Listing

We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “DEVX”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices and adversely affect our ability to raise additional capital in the capital markets at a time and price favorable to us.

Upon completion of this offering, assuming no exercise of outstanding options or warrants after             , 2007, assuming the conversion of all our outstanding preferred stock into shares of our common stock, and assuming the issuance of shares of our common stock as accrued but unpaid preferred stock dividends in connection with such settlement, we will have             shares of common stock outstanding (            shares if the underwriters’ over-allotment option is exercised in full). Of these shares, all of the shares of common stock sold in this offering, plus any shares sold as a result of the underwriter’s exercise of the over-allotment option, will be freely tradable without restriction under the Securities Act, unless purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act.

The remaining approximately             shares of outstanding common stock held by existing stockholders are “restricted securities” under the Securities Act and are subject to “lock-up” agreements. Of this amount,             shares will be eligible for resale pursuant to Rule 144 as of             , and              all such shares will be subject to “lock-up” agreements as described below. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 144(k) under the Securities Act.

Registration Rights

Upon completion of this offering, holders of             shares of our common stock and warrants to purchase             shares of our common stock will be entitled to certain rights with respect to the registration of their shares under the Securities Act. See the section entitled “Description of Capital Stock – Registration Rights” in this prospectus. Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration. All of these stockholders have agreed not to exercise their registration rights for at least 180 days following this offering.

Lock-Up Agreements

We, our directors and executive officers and all of our existing stockholders, warrant holders and option holders have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock, warrants and options may not, directly or indirectly, sell, offer, contract or grant any option to sell, pledge, transfer, establish a put equivalent position or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock beneficially owned by them, or publicly announce the intention to do any of the foregoing, without the prior written consent of Bear, Stearns & Co. Inc. and Thomas Weisel Partners LLC, for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice. Notwithstanding the foregoing, for the purpose of allowing the underwriters to comply with the NASD Rule 2711(f)(4), if, (1) during the last 17 days of the 180-day lock-up period, we release earnings results or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results or become aware that material news or a material event relating to us will occur during the 16-day period beginning on the last day of the 180-day lock-up period, the 180-day lock-up period will be extended until 18 days following the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Bear, Stearns & Co. Inc. and Thomas Weisel Partners LLC waive, in writing, such extension.

Upon the expiration of the lock-up agreements, approximately             shares of common stock held by such persons (including shares issuable upon the exercise of options and warrants) will be eligible for resale immediately pursuant to Rule 144.

Rule 144

Under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including persons who may be deemed our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•

One percent of the number of shares of common stock then outstanding (equal to approximately             shares upon completion of this offering), assuming no exercise of the underwriters’ over-allotment option; or

•

The average weekly trading volume of the common stock as reported through The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, and notice requirements and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not and is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless subject to the contractual lock-up restrictions above or otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering.

            shares of our common stock will qualify for resale under Rule 144(k) beginning on the date of this prospectus. However, such shares will be subject to the lock-up agreements described above.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been our affiliate during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of March 31, 2007, 978,108 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options. All of these shares, however, are subject to lock-up agreements as discussed above. As a result, these shares will only become eligible for sale at the earlier of the expiration of the 180-day lockup period or upon obtaining the prior written consent of Bear, Stearns & Co. Inc. and Thomas Weisel Partners LLC to release all or any portion of the shares subject to lockup agreements. Notwithstanding the foregoing, for the purpose of allowing the underwriters to comply with the NASD Rule 2711(f)(4), if, (1) during the last 17 days of the 180-day lock-up period, we release earnings results or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results or become aware that material news or a material event relating to us will occur during the 16-day period beginning on the last day of the 180-day lock-up period, the 180-day lock-up period will be extended until 18 days following the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Bear, Stearns & Co. Inc. and Thomas Weisel Partners LLC waive, in writing, such extension. See the section entitled “Underwriting” in this prospectus.

Registration of Shares Issuable Under Benefit Plans

We intend to file a Form S-8 registration statement under the Securities Act after the completion of this offering to register 6,342,960 shares of common stock issuable under the 1999 Equity Incentive Plan, the 2007 Stock Incentive Plan and the 2007 Stock Purchase Plan, which is all the shares issuable pursuant to such plans. Such registration statement will become effective immediately upon filing, and shares covered by those registration statements will thereupon be eligible for sale in the public markets, subject to any lock-up agreements and Rule 144 limitations applicable to affiliates. For a more complete discussion of our stock option plans, see the sections entitled “Management— Employee Benefit Plans” and “Description of Capital Stock—Options” in this prospectus.

Warrants

All of our outstanding warrants are fully vested and the 1,661,745 shares of common stock issuable upon exercise of the warrants will be eligible for sale in the public markets, subject to any lock up agreements applicable thereto and Rule 144 limitations. Holders of such warrant may also request us to register such shares for resale. See the section entitled “Shares Eligible for Future Sale- Registration Rights” in this prospectus.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

The following summary discusses material United States federal income tax consequences, and certain United States federal estate tax consequences, of the purchase, ownership and disposition of our common stock by a Non- United States Holder, as defined below. This summary deals only with common stock held as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, and is applicable only to Non-United States Holders who purchase common stock pursuant to this offering. This summary does not address specific tax consequences that may be relevant to you if you are a Non-United States Holder subject to special tax treatment (including pass-through entities, banks and insurance companies, dealers in securities, holders of our common stock held as part of a “straddle,” “hedge,” “conversion transaction or other risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid United States federal income tax, foreign tax-exempt organizations, former United States citizens or residents and persons who hold or receive common stock as compensation or pursuant to the exercise of compensatory options), and does not address alternative minimum tax consequences, if any, or any state, local, or foreign tax consequences.

This summary is based upon the provisions of the Code and United States Treasury regulations, rulings and judicial decisions as of the date hereof, all of which are subject to change, possibly with retroactive effect.

If you are considering the purchase of common stock, you should consult your own tax advisors regarding the United States federal income tax consequences to you of the purchase, ownership, and disposition of common stock, as well as any consequences arising under the laws of any other taxing jurisdiction.

For purposes of this summary, you are a Non-United States Holder if you are a beneficial owner of common stock who is not a United States person for United States federal income tax purposes. For United States federal income tax purposes, a United States person is (i) a citizen or resident alien individual of the United States; (ii) a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust (a) if it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (b) if it has a valid election in effect to be treated as a United States domestic trust.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding common stock, you should consult your tax advisor regarding the United States federal income tax consequences to you of the purchase, ownership and disposition of common stock.

United States Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct by a Non-United States Holder of a trade or business within the United States or (ii) in the case of a Non-United States Holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-United States Holder in the United States. Generally, United States trade or business income is not subject to United States federal withholding tax (provided the Non-United States Holder complies with applicable certification and disclosure requirements). Instead, United States trade or business income is subject to United States federal income tax on a net income basis at regular United States federal income tax rates in the same manner as a United States person. Any United States trade or business income received by a corporate

Non-United States Holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Distributions

Distributions of cash or property that we pay will generally constitute dividends for United States federal income tax purposes to the extent paid from our current and accumulated earnings and profits (as determined under United States federal income tax principles). A Non-United States Holder generally will be subject to withholding of United States federal income tax at a 30% rate on any dividends received in respect of our stock, or at a lower rate provided by an applicable income tax treaty. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the Non-United States Holder’s tax basis in our common stock (with a corresponding reduction in such Non-United States Holder’s tax basis in our common stock), and thereafter will be treated as capital gain. In order to obtain a reduced rate of United States federal withholding tax under an applicable income tax treaty, a Non-United States Holder, who is otherwise entitled to benefits under an income tax treaty, will be required to provide a properly executed IRS Form W-8BEN certifying under penalties of perjury its entitlement to benefits under the treaty. Special certification requirements and other requirements apply to certain Non-United States Holders that are entities rather than individuals.

If you are eligible for a reduced rate of United States withholding tax pursuant to an applicable income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the United States Internal Revenue Service, or IRS. A Non-United States Holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty and the filing of a United States tax return for claiming a refund of United States federal withholding tax.

The United States federal withholding tax does not apply to dividends that are United States trade or business income, as defined above, of a Non-United States Holder who provides a properly executed IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-United States Holder’s conduct of a trade or business within the United States.

Sale or Other Disposition of Our Common Stock

Any gain that a Non-United States Holder realizes upon the sale or other disposition of a share of common stock generally will not be subject to United States federal income or withholding tax unless:

•	The gain is United States trade or business income, as defined above;

•	The Non-United States Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

•

We are or have been a “United States real property holding corporation,” or a ORPHIC, under Section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the Non-United States Holder’s holding period for our common stock.

In general, a corporation is a ORPHIC if the fair market value of its “United States real property interests” (as defined in the Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are determined to be a ORPHIC, the United States federal income and withholding taxes relating to interests in ORPHICs nevertheless will not apply to gains derived from the sale or other disposition of our common stock by a Non-United States Holder whose shareholdings, actual and constructive, at all times during the applicable period, amount to 5% or less of our common stock, provided that our common stock is regularly traded on an established securities market. We do not believe we currently are, and do not anticipate becoming, a ORPHIC. However, no assurance can be given that we will not be a ORPHIC, or that our common stock will be considered regularly traded, when a Non-United States Holder sells its shares of our common stock.

United States Federal Estate Tax

If you are an individual Non-United States Holder, common stock that you hold at the time of death will be included in your gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to you the amount of dividends paid to you on your shares of common stock and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or exchange of information treaty.

The United States imposes a backup withholding tax on dividends and certain other types of payments to United States persons. You will not be subject to backup withholding on dividends you receive on your shares of common stock if you provide proper certification (usually an IRS Form w-8BEN) of your status of a Non-United States Holder or otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding, generally will apply to the proceeds of a sale of common stock within the United States or conducted through the United States office of any broker, United States or foreign, unless you certify under penalties of perjury that you are a Non-United States Holder or otherwise establish an exemption, provided that the broker does not have actual knowledge or reason to know that you are a United States person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of our common stock to or through a non-United States office of a non-United States broker generally will not be subject to information reporting or backup withholding unless the non-United States broker has certain types of relationships with the United States, or a United States related person. In the case of the payment of the proceeds from the disposition of our common stock to or through a non-United States office of a broker that is either a United States person or a United States related person, the Treasury regulations generally require information reporting (but not the backup withholding) on the payment unless the broker has documentary evidence that the holder is a Non-United States Holder and the broker has no knowledge to the contrary. Non-United States Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-United States Holder may be allowed as a refund or a credit against your United States federal income tax liability, if any, provided that you furnish the required information to the IRS in a timely manner.

UNDERWRITING

Subject to the terms and conditions described in an underwriting agreement among us, Bear, Stearns & Co. Inc., Thomas Weisel Partners LLC, CIBC World Markets Corp. and A.G. Edwards & Sons, Inc., we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares of common stock listed opposite their names below.

Underwriter	Number of Shares
Bear, Stearns & Co. Inc.
Thomas Weisel Partners LLC
CIBC World Markets Corp.
A.G. Edwards & Sons, Inc
Total

The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of the shares are purchased, other than shares covered by the over-allotment option described below. The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over Allotment Option

We have granted the underwriters an option exercisable for 30 days from the date of the underwriting agreement to purchase a total of up to             additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover any over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares approximately proportionate to that underwriter’s initial commitment amount reflected in the above table.

Commissions and Discounts

The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. The underwriters may allow, and the dealers may re-allow, a discount not in excess of $            per share to other dealers. After the public offering, the public offering price, concession and discount may be changed. In connection with this offering, the underwriters may allocate shares to accounts over which they exercise discretionary authority. The underwriters do not expect that allocations to these discretionary accounts will exceed     % of the total number of shares in this offering. The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share		Total
	Without Over- Allotment Option	With Over- Allotment Option	Without Option	With Option

Public offering price	$	$	$	$
Underwriting discount
Proceeds, before expenses, to Devax	$	$	$	$

The expenses of this offering that are payable by us, excluding the underwriting discount and commissions and related fees, are estimated at approximately $            million.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sale of Similar Securities

We, each of our officers and directors and all of our existing stockholders, warrant holders and option holders under all of our option plans have agreed, with certain limited exceptions, not to sell or transfer any of our securities for 180 days after the date of this prospectus without first obtaining the written consent of Bear, Stearns & Co. Inc. and Thomas Weisel Partners LLC. Specifically, pursuant to these lock-up agreements we and these other individuals have agreed not to directly or indirectly:

•

Offer, sell or agree to offer or sell any common stock, any other equity security of our company or any of our subsidiaries, and any security convertible into, or exercisable or exchangeable for, any common stock or other such equity security;

•	Solicit offers to purchase any such securities;

•	Grant any call option with respect to any such securities;

•	Purchase any put option with respect to any such securities;

•	Pledge, borrow or otherwise dispose of any such securities;

•	Establish or increase any “put equivalent position” with respect to any such securities;

•	Liquidate or decrease any “call equivalent position” with respect to any such securities; or

•

Enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequences of ownership of any of such securities, whether such transaction is to be settled by delivery of such securities, other securities, cash or other consideration.

Notwithstanding the foregoing, if (1) during the last 17 days of the applicable lock-up restriction period we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the applicable lock-up restriction period, we announce that we will release earnings results or become aware that material news or a material event relating to us will occur during the 16 day period beginning on the last day of the applicable lock-up period, the above restrictions shall continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or the occurrence of the material event.

Bear, Stearns & Co. Inc. and Thomas Weisel Partners LLC may waive this lock-up without public notice. In addition, the lock-up provisions do not prevent a security holder from transferring such securities (1) by bona fide gift, or (2) to a trust for the benefit of the security holder or a member of the immediate family of the security holder, provided that each donee, transferee or recipient delivers to Bear, Stearns & Co. Inc. and Thomas Weisel Partners LLC an agreement certifying that such donee, transferee or recipient agrees to be subject to the restrictions in the immediately preceding two paragraphs, and that such donee, transferee or recipient has been in compliance with the terms of such restrictions from the date the donor or transferor first entered into an agreement with Bear, Stearns & Co. Inc. and Thomas Weisel Partners LLC regarding the foregoing; provided further that, such transfer did not involve a disposition for value and shall not be required to be, and shall not be, disclosed or reported publicly under applicable laws, including Section 16 of the Exchange Act and the rules and regulations promulgated thereunder; and provided further that such transfer shall not have been effected on the

Nasdaq Global Market, the over the counter market or any other exchange or system providing share price quotations. Furthermore, the lock-up provisions do not limit our ability to issue securities pursuant to the conversion or exchange of convertible or exchangeable securities or upon the exercise of options or warrants outstanding on the date of this prospectus, grant stock options or equity awards pursuant to any stock plan or arrangement described in this prospectus or issue securities pursuant to such grants.

Listing on The Nasdaq Global Market

We intend to apply to list our common stock on The Nasdaq Global Market under the symbol “DEVX”.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our history and future prospects and those of our industry in general, prevailing market conditions, our financial information, an assessment of our management, our past and present operations, and our prospects for, and timing of, our future revenues, the valuation multiples of publicly-traded companies that the representatives believe are comparable to us, the financial and operating information of companies engaged in activities similar to ours and other factors deemed relevant. The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. Other than any prospectus made available in electronic format in this manner, the information on any website containing the prospectus is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in such capacity and should not be relied on by prospective investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering, some participants in the offering may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve sales by the underwriters of common stock in excess of the number of shares required to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. The underwriters may also make “naked” short sales, or sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from an underwriter or syndicate member when the underwriters repurchase shares originally sold by that underwriter or syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on The Nasdaq Global Market or otherwise. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters makes any representation that the underwriters will engage in these transactions. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California. Certain legal matters will be passed upon for the representative of the underwriters by Paul, Hastings, Janofsky & Walker, LLP, in San Francisco, California and Costa Mesa, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2006 and December 31, 2005, and for each of the three years in the period ended December 31, 2006, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act with the SEC with respect to the common stock offered by this prospectus. This prospectus does not include all of the information contained in the registration statement or the exhibits and schedules filed therewith. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operations of the public reference facilities.

Upon the completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy such periodic reports, proxy statements, and other information at the SEC’s public reference room, and the website of the SEC referred to above.

DEVAX, INC.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Devax, Inc.

We have audited the accompanying balance sheets of Devax, Inc. (a development stage company) as of December 31, 2006 and 2005, and the related statements of operations, redeemable convertible preferred stock and stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Devax, Inc. (a development stage company) at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As disclosed in Note 2 to the financial statements, Devax, Inc. changed its method of accounting for share-based payments as required by Statement of Financial Accounting No. 123 (revised in 2004), Share-Based Payment, on January 1, 2006.

/s/  Ernst & Young LLP

Orange County, California

May 1, 2007

DEVAX, INC.

(a development stage company)

BALANCE SHEETS

	December 31,		March 31, 2007	Pro Forma Stockholders’ Equity at March, 31 2007
	2005	2006
			(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$232,588	$311,163	$291,794
Short-term investments	31,225,000	24,900,000	21,800,000
Prepaid expenses and other current assets	37,801	146,187	193,182

Total current assets	31,495,389	25,357,350	22,284,976

Property and equipment, net	117,999	255,792	515,295
Deferred initial public offering related costs	—	—	144,174
Other non-current assets	10,443	13,427	39,572

Total assets	$31,623,831	$25,626,569	$22,984,017

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$251,374	$901,197	$795,910
Accrued liabilities	482,176	936,976	974,295

Total current liabilities	733,550	1,838,173	1,770,205

Accrued dividends on Series B and Series C convertible preferred stock	4,992,362	7,061,339	7,610,072

Commitments and contingencies

Stockholders’ equity:
Series A convertible preferred stock; $0.001 par value; 903,960 shares authorized; 903,960 shares issued and outstanding; liquidation preference of $1,220,346	904	904	904
Series B convertible preferred stock; $0.001 par value; 2,297,234 shares authorized; 2,092,169 shares issued and outstanding; liquidation preference of $9,488,350, $10,460,904 and $10,718,844 as of December 31, 2005 and 2006 and March 31, 2007	2,092	2,092	2,092
Series C convertible preferred stock; $0.001 par value; 3,952,703 shares authorized; 3,040,540 shares issued and outstanding; liquidation preference of $10,696,831, $11,793,254 and $12,084,046 as of December 31, 2005 and 2006 and March 31, 2007	3,041	3,041	3,041
Series D convertible preferred stock; $0.001 par value; 8,677,189 shares authorized; 8,488,062 shares issued and outstanding; liquidation preference of $32,000,000	8,488	8,488	8,488
Common stock; $0.001 par value; 23,000,000 shares authorized; 1,989,875, 2,347,127 and 2,868,608 issued and outstanding as of December 31, 2005 and 2006 and March 31, 2007; 17,393,339 shares issued and outstanding pro forma	1,990	2,347	2,869	17,393
Additional paid-in capital	50,632,009	51,496,267	53,002,542	53,002,542
Deferred stock-based compensation	(244,493)	—	—	—
Deficit accumulated during development stage	(24,506,112)	(34,786,082)	(39,416,196)	(39,416,196)

Total stockholders’ equity	25,897,919	16,727,057	13,603,740	$13,603,739

Total liabilities and stockholders’ equity	$31,623,831	$25,626,569	$22,984,017

The accompanying notes are an integral part of these financial statements

DEVAX, INC.

(a development stage company)

STATEMENTS OF OPERATIONS

	Year Ended December 31,			Three Months Ended March 31,		Period from August 18, 1999 (Inception) to March 31, 2007
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)	(unaudited)
Operating expenses:
Research and development	$3,595,850	$5,602,680	$7,998,517	$1,335,943	$2,688,811	$24,267,102
General and administrative	773,787	984,870	1,603,089	233,965	1,692,427	7,898,643

Total operating expenses	4,369,637	6,587,550	9,601,606	1,569,908	4,381,238	32,165,745

Loss from operations	(4,369,637)	(6,587,550)	(9,601,606)	(1,569,908)	(4,381,238)	(32,165,745)
Other income (expense):
Interest income	75,792	288,407	1,388,753	334,014	299,819	2,232,296
Interest expense	(270,251)	—	—	—	—	(389,122)
Other income (expense), net	(26,810)	(23,435)	1,860	1,860	38	(110,385)

Net loss	(4,590,906)	(6,322,578)	(8,210,993)	(1,234,034)	(4,081,381)	(30,432,956)
Accretion of preferred stock dividends and issuance offering costs	(1,950,569)	(2,319,038)	(2,068,977)	(497,716)	(548,733)	(8,983,240)

Net loss attributable to common stockholders	$(6,541,475)	$(8,641,616)	$(10,279,970)	$(1,731,750)	$(4,630,114)	$(39,416,196)

Net loss per share attributable to common stockholders—basic and diluted	$(3.32)	$(4.38)	$(5.11)	$(0.87)	$(1.84)

Weighted-average common shares outstanding	1,968,750	1,974,406	2,011,896	1,989,875	2,510,571

Pro forma net loss per share—basic and diluted (unaudited)			$(0.62)		$(0.27)

Pro forma weighted-average shares outstanding—basic and diluted (unaudited)			16,536,627		17,035,302

The accompanying notes are an integral part of these financial statements

DEVAX, INC.

(a development stage company)

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK

AND STOCKHOLDERS’ EQUITY (DEFICIT)

	Redeemable Convertible Preferred Stock		Series A Convertible Preferred Stock		Series B Convertible Preferred Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Inception:
Issuance of common stock to principal founder at $0.01 per share in consideration for transfer of technology and intellectual property	—	—	—	—	—	—
Issuance of common stock to investors at $0.01 per share in exchange for cash	—	—	—	—	—	—
Exercise of stock options for cash at $0.05 per share	—	—	—	—	—	—
Issuance of Series A convertible preferred stock for cash at $1.35 per share, net of offering costs of $7,866	—	—	500,000	500	—	—
Stock-based compensation for non-employees	—	—	—	—	—	—
Deferred stock-based compensation	—	—	—	—	—	—
Net loss	—	—	—	—	—	—

Balance as of December 31, 1999 (Unaudited)	—	—	500,000	500	—	—
Issuance of common stock for services received	—	—	—	—	—	—
Stock-based compensation for non-employees	—	—	—	—	—	—
Deferred stock-based compensation, net	—	—	—	—	—	—
Net loss	—	—	—	—	—	—

Balance as of December 31, 2000 (Unaudited)	—	—	500,000	500	—	—
Issuance of Series A preferred stock for conversion of debt, net of offering costs of $8,790	—	—	403,960	404	—	—
Issuance of common stock for services received	—	—	—	—	—	—
Repurchase of investor stock at $0.05 per share	—	—	—	—	—	—
Exercise of stock options for cash at $0.05 and $0.35 per share	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock for cash and conversion of debt at $2.96 per share, net of offering costs of $998,592	2,092,169	5,194,228	—	—	—	—
Accretion of Series B preferred stock to redemption value	—	83,216	—	—	—	—
Value of preferred stock warrants issued to bridge note holders	—	—	—	—	—	—
Value of common stock warrant issued for financing services	—	—	—	—	—	—
Value of preferred stock warrants issued to Series B preferred purchasers	—	—	—	—	—	—
Stock-based compensation for non-employees	—	—	—	—	—	—
Deferred stock-based compensation, net	—	—	—	—	—	—
Net loss	—	—	—	—	—	—

Balance as of December 31, 2001 (Unaudited)	2,092,169	5,277,444	903,960	904	—	—
Accretion of Series B preferred stock to redemption value	—	199,718	—	—	—	—
Stock-based compensation for non-employees	—	—	—	—	—	—
Deferred stock-based compensation, net	—	—	—	—	—	—
Unrealized loss on investments	—	—	—	—	—	—
Net loss	—	—	—	—	—	—

Balance as of December 31, 2002 (Unaudited)	2,092,169	5,477,162	903,960	904	—	—
Accretion of Series B preferred stock to redemption value	—	199,718	—	—	—	—
Stock-based compensation for non-employees	—	—	—	—	—	—
Deferred stock-based compensation, net	—	—	—	—	—	—
Unrealized gain on investments	—	—	—	—	—	—
Net loss	—	—	—	—	—	—

Balance as of December 31, 2003	2,092,169	5,676,880	903,960	904	—	—

Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
Shares	Amount	Shares	Amount	Shares	Amount

—	—	—	—	1,750,000	$1,750	$15,750	$—	—	$—	$17,500
—	—	—	—	275,000	275	2,475	—	—	—	2,750
—	—	—	—	15,000	15	735	—	—	—	750
—	—	—	—	—	—	666,634	—	—	—	667,134
—	—	—	—	—	—	2,596	—	—	—	2,596
—	—	—	—	—	—	39	(39)	—	—	—
—	—	—	—	—	—	—	—	—	(404,672)	(404,672)

—	—	—	—	2,040,000	2,040	688,229	(39)	—	(404,672)	286,058
—	—	—	—	32,000	32	11,168	—	—	—	11,200
—	—	—	—	—	—	28,295	—	—	—	28,295
—	—	—	—	—	—	3,305	(3,305)	—	—	—
—	—	—	—	—	—	—	—	—	(1,305,533)	(1,305,533)

—	—	—	—	2,072,000	2,072	730,997	(3,344)	—	(1,710,205)	(979,980)
—	—	—	—	—	—	536,140	—	—	—	536,544
—	—	—	—	70,000	70	25,180	—	—	—	25,250
—	—	—	—	(245,000)	(245)	(2,205)	—	—	—	(2,450)
—	—	—	—	67,500	68	5,557	—	—	—	5,625
—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	47,631	—	—	—	47,631
—	—	—	—	—	—	9,536	—	—	—	9,536
—	—	—	—	—	—	373,197	—	—	—	373,197
—	—	—	—	—	—	4,908	—	—	—	4,908
—	—	—	—	—	—	15,387	(15,387)	—	—	—
—	—	—	—	—	—	—	—	—	(1,600,123)	(1,600,123)

—	—	—	—	1,964,500	1,965	1,746,328	(18,731)	—	(3,310,328)	(1,579,862)
—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	12,699	—	—	—	12,699
—	—	—	—	—	—	3,130	(3,130)	—	—	—
—	—	—	—	—	—	—	—	(48,693)	—	(48,693)
—	—	—	—	—	—	—	—	—	(2,825,334)	(2,825,334)

—	—	—	—	1,964,500	1,965	1,762,157	(21,861)	(48,693)	(6,135,662)	(4,441,190)
—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	18,071	—	—	—	18,071
—	—	—	—	—	—	17,544	(17,544)	—	—	—
—	—	—	—	—	—	—	—	48,693	—	48,693
—	—	—	—	—	—	—	—	—	(3,187,359)	(3,187,359)

—	—	—	—	1,964,500	1,965	1,797,772	(39,405)	—	(9,323,021)	(7,561,785)

DEVAX, INC.

(a development stage company)

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK

AND STOCKHOLDERS’ EQUITY (DEFICIT)—(Continued)

	Redeemable Convertible Preferred Stock		Series A Convertible Preferred Stock		Series B Convertible Preferred Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Issuance of common stock for services received	—	—	—	—	—	—
Issuance of Series C redeemable convertible preferred stock for cash and conversion of debt at $2.96 per share, net of offering costs of $1,655,895	3,040,540	7,344,103	—	—	—	—
Accretion of Series B and Series C preferred stock to redemption value	—	448,102	—	—	—	—
Value of preferred stock warrants issued to bridge note holders	—	—	—	—	—	—
Value of preferred stock warrants issued to Series C preferred purchasers	—	—	—	—	—	—
Stock-based compensation for non-employees	—	—	—	—	—	—
Deferred stock-based compensation, net	—	—	—	—	—	—
Unrealized loss on investments	—	—	—	—	—	—
Net loss	—	—	—	—	—	—

Balance as of December 31, 2004	5,132,709	13,469,085	903,960	904	—	—
Accretion of Series B and Series C preferred stock to redemption value	—	442,414	—	—	—	—
Series B convertible preferred stock changed from redeemable to non-redeemable in October 2005	(2,092,169)	(6,043,030)	—	—	2,092,169	2,092
Series C convertible preferred stock changed from redeemable to non-redeemable in October 2005	(3,040,540)	(7,868,469)	—	—	—	—
Issuance of Series D convertible preferred stock for cash at $3.77 per share, net of $1,399,175 of offering costs, in October 2005	—	—	—	—	—	—
Exercise of stock options for cash at $0.29 and $0.40 per share	—	—	—	—	—	—
Value of common stock warrant issued to supplier	—	—	—	—	—	—
Value of preferred stock warrant issued for financing services	—	—	—	—	—	—
Stock-based compensation for non-employees	—	—	—	—	—	—
Stock-based compensation for employees	—	—	—	—	—	—
Deferred stock-based compensation, net	—	—	—	—	—	—
Unrealized gain on investments	—	—	—	—	—	—
Net loss	—	—	—	—	—	—

Balance as of December 31, 2005	—	—	903,960	904	2,092,169	2,092
Stock-based compensation for non-employees	—	—	—	—	—	—
Stock-based compensation for employees	—	—	—	—	—	—
Reversal of deferred stock-based compensation upon adoption of SFAS 123(R)	—	—	—	—	—	—
Exercise of stock options for cash at $0.29 and $0.40 per share	—	—	—	—	—	—
Net loss	—	—	—	—	—	—

Balance as of December 31, 2006	—	—	903,960	904	2,092,169	2,092
Exercise of stock options for cash at $0.29, $0.40 and $0.57 per share (unaudited)	—	—	—	—	—	—
Vesting of restricted common stock from early exercises (unaudited)	—	—	—	—	—	—
Stock-based compensation for non-employees (unaudited)	—	—	—	—	—	—
Stock-based compensation for employees (unaudited)	—	—	—	—	—	—

Net loss (unaudited)	—	—	—	—	—	—

Balance as of March 31, 2007 (unaudited)	—	—	903,960	$904	2,092,169	$2,092

Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
Shares	Amount	Shares	Amount	Shares	Amount
—	—	—	—	8,500	8	2,507	—	—	—	2,515
—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	239,626	—	—	—	239,626
—	—	—	—	—	—	1,609,469	—	—	—	1,609,469
—	—	—	—	—	—	8,513	—	—	—	8,513
—	—	—	—	—	—	(20,937)	20,937	—	—	—
—	—	—	—	—	—	—	—	(12,319)	—	(12,319)
—	—	—	—	—	—	—	—	—	(6,541,475)	(6,541,475)

—	—	—	—	1,973,000	1,973	3,636,950	(18,468)	(12,319)	(15,864,496)	(12,255,456)
—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	6,040,938	—	—	—	6,043,030
3,040,540	3,041	—	—	—	—	7,865,428	—	—	—	7,868,469
—	—	8,488,062	8,488	—	—	30,592,337	—	—	—	30,600,825
—	—	—	—	16,875	17	6,200	—	—	—	6,217
—	—	—	—	—	—	1,430,304	—	—	—	1,430,304
—	—	—	—	—	—	211,072	—	—	—	211,072
—	—	—	—	—	—	556,768	—	—	—	556,768
—	—	—	—	—	—	65,987	—	—	—	65,987
—	—	—	—	—	—	226,025	(226,025)	—	—	—
—	—	—	—	—	—	—	—	12,319	—	12,319
—	—	—	—	—	—	—	—	—	(8,641,616)	(8,641,616)

3,040,540	3,041	8,488,062	8,488	1,989,875	1,990	50,632,009	(244,493)	—	(24,506,112)	25,897,919
—	—	—	—	—	—	295,630	—	—	—	295,630
—	—	—	—	—	—	707,824	—	—	—	707,824
—	—	—	—	—	—	(244,493)	244,493	—	—	—
—	—	—	—	357,252	357	105,297	—	—	—	105,654
—	—	—	—	—	—	—	—		(10,279,970)	(10,279,970)

3,040,540	3,041	8,488,062	8,488	2,347,127	2,347	51,496,267	—	—	(34,786,082)	16,727,057
—	—	—	—	521,481	522	71,162	—	—	—	71,684
—	—	—	—	—	—	13,352	—	—	—	13,352
—	—	—	—	—	—	140,053	—	—	—	140,053
—	—	—	—	—	—	1,281,708	—	—	—	1,281,708

—	—	—	—	—	—	—	—	—	(4,630,114)	(4,630,114)

3,040,540	$3,041	8,488,062	$8,488	2,868,608	$2,869	$53,002,542	$—	$—	$(39,416,196)	$13,603,740

The accompanying notes are an integral part of these financial statements

DEVAX, INC.

(a development stage company)

STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Three Months Ended March 31,		Period from August 18, 1999 (Inception) to March 31, 2007
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	$(4,590,906)	$(6,322,578)	$(8,210,993)	$(1,234,034)	$(4,081,381)	$(30,432,956)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	27,701	32,202	50,110	10,051	27,128	171,483
Stock-based compensation	8,513	622,755	1,003,454	93,629	1,421,761	2,275,074
Loss (gain) on sale or disposal of property and equipment	(91)	—	4,599	(1,860)	—	4,508
Value of warrant issued to supplier	—	1,430,304	—	—	—	1,430,304
Value of common stock and warrant issued in connection with bridge loan financing (charged to interest expense)	242,141	—	—	—	—	242,141
Changes in operating assets and liabilities
Prepaid expenses and other assets	(65,247)	79,792	(111,370)	(68,885)	(73,140)	(232,754)
Accounts payable	242,760	(150,162)	649,823	320,278	(105,287)	795,910
Accrued liabilities	173,830	78,098	454,800	(107,779)	37,319	974,295

Net cash used in operating activities	(3,961,299)	(4,229,589)	(6,159,577)	(988,600)	(2,773,600)	(24,771,995)

Cash flows from investing activities:
Proceeds from maturities and sales of short-term investments	5,999,942	6,009,701	6,325,000	925,000	3,100,000	28,291,794
Purchases of short-term investments	(10,632,584)	(32,375,882)	—	—	—	(46,911,307)
Purchase of property and equipment	(33,517)	(61,187)	(194,802)	(17,182)	(286,631)	(694,857)
Proceeds from sale of property and equipment	1,271	—	2,300	2,300	—	3,571

Net cash provided by (used in) investing activities	(4,664,888)	(26,427,368)	6,132,498	910,118	2,813,369	(19,310,799)

Cash flows from financing activities:
Proceeds from issuance of convertible preferred stock, net of issuance costs	8,953,574	30,811,893	—	—	—	44,342,834
Deferred initial public offering-related costs	—	—	—	—	(144,174)	(144,174)
Proceeds from stock option exercises	—	6,217	105,654	—	85,036	175,928
Repayment of notes payable	(292,000)	—	—	—	—	—

Net cash provided by (used in) financing activities	8,661,574	30,818,110	105,654	—	(59,138)	44,374,588

Net increase (decrease) in cash and cash equivalents	35,387	161,153	78,575	(78,482)	(19,369)	291,794
Cash and cash equivalents at beginning of period	36,048	71,435	232,588	232,588	311,163	—

Cash and cash equivalents at end of period	$71,435	$232,588	$311,163	$154,106	$291,794	$291,794

Supplemental disclosures of cash flow information:
Interest paid	$24,691	$—	$—	$—	$—	$77,055

Supplemental disclosure of non-cash investing and financing activities:
Accretion of preferred stock dividends and issuance offering costs	$1,950,569	$2,319,038	$2,068,977	$497,716	$548,733	$8,983,240

Value of warrants issued in connection with preferred stock financings	$1,609,469	$211,072	$—	$—	$—	$2,203,274

The accompanying notes are an integral part of these financial statements

DEVAX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

1. Description of Business

The Company

Devax, Inc. (the “Company”) was incorporated in the state of Delaware on August 18, 1999 (inception) and is focused on developing and commercializing innovative drug-eluting bifurcated stent systems principally for the treatment of coronary artery disease. The Company is in the development stage and since inception has devoted substantially all of its time and efforts to developing products, raising capital, conducting clinical trials, prosecuting intellectual property and recruiting personnel.

The Company has incurred net operating losses each year since inception. As of March 31, 2007, the Company had an accumulated deficit of $39.4 million. The Company has not yet achieved earnings or positive cash flows from operations and has relied principally on venture capital financing, having raised total gross proceeds of $48.4 million through March 31, 2007 (unaudited). In order to continue its operations, the Company will need to obtain additional financing and, ultimately, achieve profitable operations and positive cash flow. There can be no assurance that the Company will be able to obtain additional financing on terms acceptable to the Company, or at all. The failure of the Company to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on the Company’s business, results of operations and financial condition. Based on its current level of cash and short-term investments, the Company believes that it has sufficient funds to sustain the operations at least through December 31, 2007.

Management is currently working toward its objective of realizing profitability and positive cash flow by obtaining regulatory approvals for, and commercializing, its products. The failure of the Company to obtain regulatory approvals for its products could have a material adverse effect on the Company’s business, results of operations and financial condition.

2. Summary of Significant Accounting Policies

Unaudited Interim Financial Statements

The financial statements as of March 31, 2007, and for the three months ended March 31, 2006 and 2007 are unaudited. All disclosures as of March 31, 2007, and for the three months ended March 31, 2006 and 2007, presented in the notes to the financial statements are unaudited. In the opinion of management, all adjustments (which include only normal recurring adjustments) considered necessary to fairly state the Company’s financial condition as of March 31, 2007, and the results of its operations and cash flows for the three months ended March 31, 2006 and 2007, have been made. The results of operations for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2007.

Unaudited Pro Forma Information

The unaudited pro forma balance sheet data as of March 31, 2007 gives effect to the conversion of all outstanding shares of the Company’s Series A, B, C and D convertible preferred stock into 14,524,731 shares of common stock on a 1:1 basis.

Pro forma net loss per share is computed using the weighted-average number of common shares outstanding including the pro forma effects of the conversion of the Company’s convertible preferred stock assuming completion of the Company’s proposed initial public offering as if conversion had occurred at the beginning of the relevant period, or the original issuance date if later.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities

DEVAX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

and disclosure of contingent assets and liabilities as of the date of the financial statements, or the original issuance date if later, and reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents include money market funds that are readily convertible into cash and are stated at cost, which approximates market value. Cash and cash equivalents are maintained with high credit quality financial institutions.

Short-Term Investments

The Company’s short-term investments are classified as available-for-sale and are carried at fair value based on quoted market prices, with any unrealized gains and losses reported in other comprehensive income within stockholders’ equity. Any realized gains and losses and any declines in value that are judged to be other than temporary are included in other income (expense).

Short-term investments as of December 31, 2005 and 2006 and March 31, 2007 were comprised wholly of auction rate preferred securities with maturities and interest rates that periodically reset. The amortized cost was equal to the fair value of the short-term investments.

Concentration of Credit Risk

The Company’s financial instruments that are exposed to concentration of credit risk consist primarily of cash and cash equivalents and short-term investments. The Company maintains its cash and cash equivalents in bank accounts that at times exceed federally insured limits. The Company has not recognized any losses from credit risks on such accounts during any of the periods presented. The Company believes it is not exposed to significant credit risk from its cash and cash equivalents or its short-term investments.

Risks and Uncertainties

The Company is subject to risks common to companies in the development stage including, but not limited to, development of new products, regulatory approvals for products, development of markets and distribution channels, dependence on key personnel and the ability to obtain additional capital as needed to fund its product plans, clinical trials, operations and the commercialization of its products. The Company expects to continue to incur losses and have negative cash flows from operations in the foreseeable future as it engages in further product development, the necessary clinical trial activities to achieve regulatory approvals for its products and the building of its infrastructure.

The Company has a limited operating history and has yet to generate any revenues from customers. To date, the Company has been funded by private equity financings. The Company may be required to raise additional funds through public or private financings, strategic relationships, or other arrangements and cannot assure that such funding will be available on attractive terms. Additional equity funding may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Failure to raise capital as and when needed could have a material adverse effect on the Company’s business, results of operations and financial condition.

A number of companies own United States and foreign issued patents and pending patent applications with patent claims in areas that are related to the Company’s product development efforts. Such patents relate to,

DEVAX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

among other things, stent structure, catheters used to deliver stents and the stent manufacturing process. Based on the prolific litigation that has occurred in the stent industry and the fact that the Company will likely compete against some large and well-capitalized companies who own or control patents relating to stents and their use, manufacture and delivery, one or more third parties may assert a patent infringement claim against the Company based on one or more of these patents. Because patent applications can take many years to issue, there may be currently pending applications, unknown to the Company, which may later result in issued patents that supercede the patents issued to or used by the Company. If the Company is found to have violated patents held by others, the Company may be required to pay damages for past infringement, enjoined from commercializing its products, or required to pay licensing fees for future sales.

The Company is wholly dependent on a sole vendor for the development, manufacture and supply of the drug coating placed on the Company’s stents, and any delay or failure to adequately supply the drug coating by this vendor or maintain an approvable drug master file, or DMF, with the appropriate regulatory authorities could delay the Company’s clinical trials or prevent or delay commercialization of the Company’s products, which would materially and adversely affect our business and prospects.

Before marketing and selling its products, the Company must successfully complete clinical trials that demonstrate that its products are safe and efficacious. Product development, including pre-clinical studies and clinical trials, is a long, expensive and uncertain process and is subject to delays. It may take the Company several years to complete its testing, if the Company completes it at all, and the Company’s clinical trials may fail at any stage. Furthermore, data obtained from any clinical trial may be inadequate to support a pre-marketing approval (PMA) application with the FDA.

Segment Information

The Company operates one business segment focusing on the development and commercialization of innovative drug-eluting stent systems principally for the treatment of coronary artery disease. The Company is not organized by market and is managed and operated as one business. A single management team reports to the chief operating decision maker who comprehensively manages the entire business. The Company does not operate, or accumulate discrete financial information with respect to, any separate lines of business. Accordingly, the Company does not have separate product lines or separately reportable business segments.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, short-term investments, accounts payable and accrued liabilities approximate the fair value based on the liquidity of these financial instruments.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation, subject to review for impairment. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the related assets ranging from three to seven years. Leasehold improvements are amortized on a straight-line basis over the term of the lease or the useful life of the assets, whichever is shorter. Costs associated with maintenance and repairs are charged to expense as incurred, and improvements are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in the statement of operations in the period realized.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for indications of possible impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or

DEVAX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

changes in circumstances indicate the carrying amount of an asset may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset’s fair value or discounted estimates of future cash flows.

Research and Development

Research and development expense consists of costs incurred to further the Company’s research and development activities and include personnel salaries and related employee benefits, costs associated with clinical trials, pre-clinical activities, regulatory activities, research-related overhead expenses and fees paid to external service providers and contract research organizations that assist us in certain research and development, pre-clinical and clinical activities. As the Company has not yet commercialized its products, the cost of purchasing and manufacturing products used for testing and in clinical trials is also included in research and development expense. Research and development costs are expensed when incurred.

Income Taxes

Income taxes are accounted for using the liability method. Deferred tax assets and liabilities are determined based on the difference between financial statement and tax bases of assets and liabilities using current tax laws and rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Net Loss per Common Share

Basic and diluted net loss per common share is computed using the weighted-average number of shares of common stock outstanding during the period. Due to the Company’s net loss position, normally dilutive securities consisting of stock options, warrants, common stock subject to repurchase and convertible preferred stock were not included in the diluted net loss per common share calculations for all periods presented because the inclusion of such shares would have had an anti-dilutive effect.

	Years Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
Historical

Numerator:
Net loss attributable to common stockholders	$(6,541,475)	$(8,641,616)	$(10,279,970)	$(1,731,750)	$(4,630,114)

Denominator:
Weighted-average common shares outstanding	1,968,750	1,974,406	2,011,896	1,989,875	2,781,695
Weighted-average unvested common shares subject to repurchase	—	—	—	—	(271,124)

Weighted-average number of common shares outstanding used in computing basic and diluted net loss per common share	1,968,750	1,974,406	2,011,896	1,989,875	2,510,571

Basic and diluted net loss per common share	$(3.32)	$(4.38)	$(5.11)	$(0.87)	$(1.84)

DEVAX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

	Year Ended December 31, 2006	Three Months Ended March 31, 2007

Pro Forma (Unaudited)

Numerator:
Net loss attributable to common stockholders	$(10,279,970)	$(4,630,114)

Denominator:
Weighted average common shares outstanding used in computing basic and diluted net loss per common share (above)	2,011,896	2,510,571
Adjustment to reflect the weighted-average effect of the assumed conversion of convertible preferred stock	14,524,731	14,524,731

Pro forma weighted average common shares outstanding basic and diluted	16,536,627	17,035,302

Pro forma basic and diluted net loss per common share	$(0.62)	$(0.27)

The following convertible preferred stock, stock options and warrants were excluded from the computation of diluted net loss per common share for the periods presented because including them would have an anti-dilutive effect:

	Years Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
Convertible preferred stock	6,036,669	14,524,731	14,524,731	14,524,731	14,524,731
Convertible preferred stock warrants	1,117,228	1,208,475	1,003,410	1,208,475	1,003,410
Options to purchase common stock	1,819,000	2,342,125	4,334,999	2,823,000	4,164,852
Warrants to purchase common stock	778,486	778,486	658,335	778,486	658,335
Common stock subject to repurchase	—	—	—	—	325,439

Stock-Based Compensation

Under the Company’s 1999 Equity Incentive Plan, incentive and non-qualified stock options have been granted to employees, directors and non-employee consultants. Prior to January 1, 2006, the Company accounted for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations. Under APB 25, stock-based compensation expense is recognized over the vesting period of the option only if the fair value of the stock exceeds the exercise price of the stock option at the date of the grant.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-based Payment (“SFAS 123(R)”), requiring measurement of the cost of employee services received in exchange for all equity awards granted based on the fair market value of the award on the grant date. Under SFAS 123(R), the fair value of each employee stock option is estimated on the date of grant using an option pricing model. The Company currently uses the Black Scholes valuation model to estimate the fair value of its share-based payments. The model requires management to make a number of assumptions including expected

DEVAX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

volatility, expected life, a risk-free interest rate and expected dividends. Given the Company’s limited history, the Company has used information from comparable publicly-held companies to determine volatility. The expected life of the options is based on the average period the stock options are expected to remain outstanding based on the options vesting term, contractual terms and information from comparable companies as the Company did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The risk-free interest rate assumption is based on published interest rates for U.S. Treasury zero-coupon issues with a remaining term equal to the expected life of the option assumed at the date of grant. The dividend yield assumption is based on the Company’s history and expectation not to pay dividends.

Stock-based compensation expense recognized in the Company’s financial statements starting on January 1, 2006 and thereafter is based on awards that are expected to vest. Therefore, these amounts have been reduced by estimated forfeitures, which are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company will evaluate the assumptions used to value stock awards on a quarterly basis. Stock-based compensation expense may increase as the Company grants additional equity securities.

Pro forma net loss information for 2004 and 2005 is required by SFAS 123 to be determined and presented as if the Company had accounted for its employee stock options under the fair value method of that statement. Accordingly, the fair value of these options was estimated as of the dates of grant using the following assumptions:

	Year ended December 31,
	2004	2005
Risk-free interest rate	4.08 to 4.72%	4.14 to 4.54%
Expected dividend yield	0%	0%
Estimated life (in years)	6.00	6.00
Volatility	70.0%	70.0%

Based on the above assumptions, the Company’s pro forma net loss would have been as follows:

	Years Ended December 31,
	2004	2005
Net loss attributable to common stock holders:
As reported	$(6,541,475)	$(8,641,616)
Add: Employee stock-based compensation based on intrinsic value method included in reported net loss	—	65,987
Deduct: Employee stock-based compensation determined under fair-value based method	(69,983)	(169,947)

Pro forma net loss attributable to common stockholders	$(6,611,458)	$(8,745,576)

Net loss attributable to common stockholders per common share, basic and diluted:
As reported	$(3.32)	$(4.38)

Pro forma	$(3.36)	$(4.43)

DEVAX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Pro forma disclosures for 2006 and the three months ended March 31, 2007 are not presented because stock-based compensation was accounted for under SFAS 123(R)’s fair-value method during this period (see note 8).

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of SFAS 109, or FIN No. 48, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 became effective for fiscal years beginning after December 15, 2006. The adoption of FIN No. 48 did not have an impact on the Company’s unaudited results of operations in the three months ended March 31, 2007 (see note 9).

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS 157, which addresses differences in the definition of fair value and guidance in applying the definition of fair value in the many accounting pronouncements that require fair value measurements. SFAS 157 emphasizes that (i) fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing the asset or liability for sale or transfer and (ii) fair value is not entity-specific but based on assumptions that market participants would use in pricing the asset or liability. Finally, SFAS 157 establishes a hierarchy of fair value assumptions that distinguishes between independent market participant assumptions and the reporting entity’s own assumptions about market participant assumptions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect that SFAS 157 will have a material impact on its results of operations, financial position or liquidity.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS 159, which expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company has not determined whether it will early adopt SFAS 159 or choose to measure any eligible financial assets and liabilities at fair value. Management is in the process of evaluating the impact of SFAS 159 on the Company, if any.

DEVAX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

3. Property and Equipment

Property and equipment consists of the following:

	Useful Life	December 31,		March 31, 2007
		2005	2006
				(unaudited)
Computer equipment	3	$40,863	$97,350	$136,574
Machinery and equipment	5-7	136,035	263,292	447,227
Furniture and fixtures	3-7	23,771	23,771	85,793
Leasehold improvements	3	9,720	9,720	11,170

		210,389	394,133	680,764
Less: Accumulated depreciation and amortization		(92,390)	(138,341)	(165,469)

		$117,999	$255,792	$515,295

Depreciation and amortization expense for the years ended December 31, 2004, 2005 and 2006, and cumulatively for the period from inception to March 31, 2007 (unaudited) was $27,701, $32,202, $50,110 and $171,483, respectively. Depreciation and amortization expense for the three months ended March 31, 2006 and 2007 (unaudited) was $10,051 and $27,128, respectively.

4. Accrued Liabilities

Accrued liabilities consists of the following:

	December 31,		March 31, 2007
	2005	2006
			(unaudited)
Compensation and benefits	$203,720	$395,196	$334,486
Stock option exercises subject to repurchase	—	—	171,823
Clinical trials	97,180	288,794	371,179
Professional fees	10,203	29,403	—
Royalties	100,000	100,000	25,000

Other accrued liabilities	71,073	123,583	71,807

	$482,176	$936,976	$974,295

5. Commitments and Contingencies

Leases

The Company leases office and manufacturing space in two locations, both of which expire in October 2009. Rent expense for the years ended December 31, 2004, 2005 and 2006, and cumulatively for the period from inception to March 31, 2007 (unaudited) was $125,846, $108,504, $113,930, and $636,219, respectively. Rent expense for the three months ended March 31, 2006 and 2007 (unaudited) was $28,482 and $43,456, respectively. The terms of the facility leases provide for rental payments on a monthly basis and on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period.

Future minimum lease payments under noncancelable operating leases as of December 31, 2006 are as follows: 2007—$227,427; 2008—$264,798; 2009—$228,747; 2010—$4,963; and 2011—$4,549.

DEVAX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

License and Royalty Agreements

In 2003, the Company entered into an agreement with SurModics, Inc. to license certain coating technology used on all the Company’s products. Under the agreement, the Company will pay SurModics when certain defined milestones are met. As of December 31, 2006, the Company has made payments based on the achievement of such milestones. In addition, the agreement calls for royalty payments based on net sales of the licensed products, with quarterly minimum payments. The Company expensed these minimum royalties in 2005 and 2006, respectively under this agreement. The license expires upon the later of 15 years from the date of first commercial sale of any licensed product or the date of expiration of the last to expire patents covered by the agreement.

In 2003, the Company entered into an agreement with a subsidiary of Biosensors International Group (“Biosensors”) to license a drug coating that is used on all the Company’s products. In connection with this agreement, the Company issued Biosensors a warrant to purchase 658,335 shares of the Company’s common stock. The warrant has an exercise price of $2.96 per share and expires in December 2010. Also under the agreement, payments are to be made based on the achievement of certain defined milestones. In 2004 and 2005, such milestones were met, and the Company paid and expensed these payments. In addition, the agreement calls for royalty payments based on net sales of licensed products, with annual minimum payments. The Company expensed these minimum royalties in both 2005 and 2006 under this agreement. The license is annually renewable after 2011 provided that the Company’s unit sales achieve a specified level.

In 1999, the Company entered into an agreement with its founder and another physician to exclusively license certain patents and know-how pertaining to bifurcation stents. Under the agreement, the Company will pay royalties based on net sales of licensed products. No royalty payments have yet been made under this agreement. The license expires upon the later of eight years from the date of first commercial sale of any licensed product or the date of expiration of the last to expire patents covered by the agreement, the earliest of which expires in 2017.

Contingencies

The Company is not currently subject to any material legal proceedings, but may from time to time become a party to various legal proceedings arising in the ordinary course of business.

Indemnification

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

In accordance with the Company’s amended and restated certificate of incorporation and bylaws, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving in such capacity. There have been no claims to date, and the Company has a director and officer insurance policy that may enable it to recover a portion of any amounts paid for future claims.

DEVAX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

6. Convertible Preferred Stock

Convertible preferred stock as of December 31, 2005 and 2006 and March 31, 2007 (unaudited) consisted of the following:

Series	Original Issue Price	Shares		Gross Proceeds	Offering Costs	Net Proceeds
		Authorized	Outstanding
A	$1.35	903,960	903,960	$1,220,334	$16,656	$1,203,678
B	2.96	2,297,234	2,092,169	6,192,820	998,592	5,194,228
C	2.96	3,952,703	3,040,540	8,999,998	1,655,895	7,344,103
D	3.77	8,677,189	8,488,062	32,000,000	1,399,175	30,600,825

		15,831,086	14,524,731	$48,413,152	$4,070,318	$44,342,834

Liquidation amounts for each series of convertible preferred stock were as follows:

	December 31,		March 31, 2007 (unaudited)
Series	2005	2006
A	$1,220,334	$1,220,334	$1,220,334
B	9,488,350	10,460,904	10,718,844
C	10,696,831	11,793,254	12,084,046
D	32,000,000	32,000,000	32,000,000

	$53,405,515	$55,474,492	$56,023,224

The holders of convertible preferred stock have various rights and preferences as summarized below:

Voting

Each share of Series A, B, C and D convertible preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible. The convertible preferred stock generally votes together as one class with the common stock. However, as long as at least 150,000 shares of Series A, or 500,000 shares of Series B, or any shares of Series C or Series D convertible preferred stock issued remain outstanding, the Company must obtain approval from at least a majority of the holders of (i) all of the convertible preferred stock and (ii) the Series D convertible preferred stock in order to alter the certificate of incorporation or bylaws; increase the authorized number of shares of convertible preferred stock or common stock; purchase, redeem, acquire, or pay dividends on any shares of capital stock of the Company; increase the authorized number of members of the Board of Directors; create a new class or series of stock; effect a merger, consolidation or sale of assets where the existing stockholders retain less than 50% of the voting stock of the surviving entity; or any liquidation, dissolution or winding up of the Company.

Dividends

The holders of convertible preferred stock are entitled to receive dividends on a pro rata basis in proportion to the per annum dividend rates of $0.108 for Series A, $0.296 for Series B, $0.296 for Series C and $0.377 for Series D (as adjusted for stock dividends, stock splits, recapitalizations and the like), when and if declared by the Board of Directors. The holders of Series A, B, C and D convertible preferred stock will also be entitled to participate in dividends on common stock, when and if declared by the Board of Directors, based on the number of shares of common stock held on an as-if converted basis. No dividends have been paid or declared since inception through March 31, 2007. The Series A and D dividends are non-cumulative. The Series B and C

DEVAX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

dividends accrue on a cumulative, compounded, semi-annual basis and are payable in cash. Therefore, the Series B and Series C convertible preferred stock cumulative dividends have been accrued as a long-term liability and shown as a loss in arriving at the net loss attributable to common stockholders. Under certain circumstances, including the initial public offering contemplated by the filing of this prospectus, they can be settled in the Company’s common stock at 90% of the initial public offering price. In this event, the resulting discount of 10% will be accounted for in the statement of operations as a deemed dividend.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, including a merger, acquisition or sale of assets where the beneficial owners of the Company’s common stock and convertible preferred stock own less than 50% of the resulting voting power of the surviving entity, the holders of Series A, B, C and D convertible preferred stock are entitled to receive an amount of $1.35, $2.96, $2.96 and $3.77 per share, respectively plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of previously issued preferred series stock and common stock. Thereafter, if assets remain in the Company, the holders of the Company’s common stock and convertible preferred stock will receive all the remaining assets of the Company pro rata based on the number of shares of common stock (on an as-convertible to common stock basis) held by each. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the convertible preferred stock shall be insufficient to permit the payment to such holders of the full preferential amounts, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of Series A, B, C and D convertible preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

Conversion

Each share of Series A, B, C and D convertible preferred stock is convertible, on a one-to-one basis, at the option of the holder thereof, at any time, into such numbers of fully paid and non-assessable shares of common stock as is determined by dividing the conversion price applicable at the time of conversion into the original issue price. The initial conversion price per share of the Series A convertible preferred stock is $1.35; the initial conversion price per share of the Series B convertible preferred stock is $2.96; the initial conversion price per share of the Series C convertible preferred stock is $2.96; and the initial conversion price per share of the Series D convertible preferred stock is $3.77. Each share of Series A, B, C and D convertible preferred stock automatically converts into the number of shares of common stock into which such shares are convertible at the then effective conversion ratio (i) immediately upon the closing of a firm commitment underwritten initial public offering of common stock in which the pre-IPO valuation is at least $198.8 million and the net proceeds to the Company are at least $30.0 million; or (ii) the consent of the holders of a majority of the convertible preferred stock, including a majority of the holders of the Series D convertible preferred stock.

Redemption Feature

The terms of the Series B and Series C convertible preferred stock contained redemption provisions at the time of their issuances in 2001 and 2004, respectively. However, upon the issuance of the Series D convertible preferred stock in October 2005, both Series B and Series C redeemable convertible preferred stock were changed to be non-redeemable. Therefore, prior to the December 31, 2005 financial statements, Series B and Series C preferred stock are shown as redeemable convertible preferred stock and not included in the statements of stockholders’ equity. Subsequent to the issuance of Series D preferred stock, Series B and C preferred stock are shown as convertible preferred stock and included in the statements of stockholders’ equity. As of December 31, 2006 and 2005, the Series B and Series C preferred stock accrued dividends were $7,610,072 and

DEVAX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

$4,992,362, respectively. Issuance costs of $998,592 and $1,655,895 incurred in connection with the Series B and Series C preferred stock financings, respectively were being accreted to the redemption value on a straight line basis over the redemption period of five years.

7. Common Stock and Warrants

The restated certificate of incorporation authorizes the Company to issue 23,000,000 shares of $0.001 par value common stock. The majority of the shares of outstanding common stock were issued to the Company’s founder. Each share of common stock is entitled to one vote. Subject to the prior rights of all holders of convertible preferred stock to receive dividends, the holders of the common stock are entitled to receive dividends when, if, and as declared by the Board of Directors, with the preferred stockholders being entitled to participate in such dividends, out of any assets of the Company legally available.

Restricted common stock

Certain common stock option holders have the right to exercise unvested options, subject to a repurchase right held by the Company to repurchase the stock at the original exercise price. In accordance with EITF No. 00-23, Issues Related to the Accounting for Stock Compensation, APB 25 and FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, the Company accounts for the cash received in consideration for the early exercised options as a liability. There were no shares subject to repurchase as of December 31, 2005 and 2006, and 325,439 shares subject to repurchase as of March 31, 2007 (unaudited).

Warrants

In November 2005, in connection with the Series D convertible preferred stock financing, the Company issued a warrant to purchase 91,247 shares of Series D convertible preferred stock to its financial advisory firm. The warrants have an exercise price of $3.77 per share and are exercisable until the earlier of November 2010 or the second anniversary of the Company’s initial public offering. Upon mandatory conversion of the Company’s convertible preferred stock into common stock, the warrant, if unexercised, converts from a warrant to purchase Series D convertible preferred stock to a warrant to purchase common stock. The fair value of the warrant of $211,072 was determined using the Black-Scholes Merton method and was recorded as an equity issuance cost and netted against the proceeds from the Series D convertible preferred stock financing in 2005.

In March 2004, in connection with the Series C convertible preferred stock financing, the Company issued warrants to purchase 912,163 shares of Series C convertible preferred stock at $2.96 per share to the Series C convertible preferred stock purchasers. The Series C warrants automatically convert to warrants to purchase shares of common stock upon the Company’s initial public offering and expire in March 2009. The fair value of the warrants of $1,609,469 was determined using the Black-Scholes Merton method and was recorded as an equity issuance cost and netted against the proceeds from the Series C convertible preferred stock financing in 2004.

In February 2004, in connection with bridge loans preceding the Series C financing, the Company issued warrants to purchase 135,135 shares of Series C convertible preferred stock at $2.96 per share to the bridge loan holders. The warrants expired upon the Series C convertible preferred stock financing in March 2004. The fair value of the warrants of $239,626 was determined using the Black-Scholes Merton method and was recorded as interest expense in 2004.

In December 2003, the Company issued a warrant to purchase 658,335 shares of common stock at $2.96 per share to the licensor of the drug coating used on all the Company’s products. The warrant became exercisable

DEVAX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

upon completion of specified milestones by the grantee in December 2005 and is exercisable through December 2010. The fair value of the warrant of $1,430,304 was determined using the Black-Scholes Merton method and was recorded as licensing fees in research and development expense in 2005.

In August 2006, five year warrants to purchase 205,065 shares of Series B convertible preferred stock at $2.96 per share, which had been issued to the Series B convertible preferred stock purchasers, expired unexercised. In December 2006, a five year warrant to purchase 120,151 shares of common stock at $2.96 per share, which had been issued to a financial advisory firm in connection with the Series B convertible preferred stock financing, expired unexercised.

8. Stock Option Plans

In 1999, the Company adopted the 1999 Equity Incentive Plan, which provides for the granting of stock awards to employees, directors and non-employee consultants of the Company. Stock options granted under the plan may be either incentive stock options or nonqualified stock options. Incentive stock options (“ISO”) may be granted to Company employees, and non-qualified stock options (“NSO”) may be granted to Company employees, directors and consultants. As of December 31, 2006 and March 31, 2007, the Company had reserved 5,088,690 shares and 5,142,960 shares of common stock, respectively for issuance under the plan.

Stock options under the plan may be granted for periods of up to ten years and at prices as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a stockholder owning 10% or more of the Company’s outstanding common stock shall not be less than 110% of the fair value of the shares on the date of grant. Certain stock options granted to key employees are exercisable prior to their vesting, but are subject to repurchase by the Company in the event they do not vest. Stock options granted to date generally vest over a four year period.

DEVAX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Stock option activity was as follows:

	Options Outstanding		Weighted-Average Exercised Price
	Shares Available for Grant	Number of Shares
Shares reserved at plan inception	260,000	—	$—
Granted	(75,000)	75,000	0.05
Exercised	—	(15,000)	0.05

Balances, December 31, 1999	185,000	60,000	0.05

Additional shares reserved	255,000	—	—
Granted	(435,000)	435,000	0.35
Forfeited or expired	143,000	(143,000)	0.35

Balances, December 31, 2000	148,000	352,000	0.30

Additional shares reserved	967,000	—	—
Granted	(320,000)	320,000	0.38
Exercised	—	(67,500)	0.08
Forfeited or expired	5,000	(5,000)	0.35

Balances, December 31, 2001	800,000	599,500	0.37

Granted	(328,000)	328,000	0.40
Forfeited or expired	312,500	(312,500)	0.35

Balances, December 31, 2002	784,500	615,000	0.39

Granted	(405,500)	405,500	0.40
Forfeited or expired	37,000	(37,000)	0.37

Balances, December 31, 2003	416,000	983,500	0.40

Additional shares reserved	1,406,690	—	—
Granted	(835,500)	835,500	0.32

Balances, December 31, 2004	987,190	1,819,000	0.36

Additional shares reserved	600,000	—	—
Granted	(555,500)	555,500	0.29
Exercised	—	(16,875)	0.37
Forfeited or expired	15,500	(15,500)	0.35

Balances, December 31, 2005	1,047,190	2,342,125	0.34

Additional shares reserved	1,600,000	—	—
Granted	(2,391,000)	2,391,000	0.57
Exercised	—	(357,252)	0.30
Forfeited or expired	40,874	(40,874)	0.35

Balances, December 31, 2006	297,064	4,334,999	0.47

Additional shares reserved	54,270	—	—
Granted (unaudited)	(365,000)	365,000	1.14
Exercised (unaudited)	—	(521,481)	0.49
Forfeited or expired (unaudited)	13,666	(13,666)	0.34

Balances, March 31, 2007 (unaudited)	—	4,164,852	$0.53

DEVAX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following is a summary of the status of stock options outstanding and exercisable by exercise price:

Options Outstanding as of December 31, 2005			Options Exercisable and Vested as of December 31, 2005
Exercise Price	Number	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
$0.29	1,104,656	8.65	224,626	$0.29	8.65
0.35	100,000	4.41	100,000	0.35	4.41
0.38	15,000	9.95	—	0.38	9.95
0.40	1,122,469	7.05	739,659	0.40	7.05

	2,342,125	7.71	1,064,285	$0.37	6.90

Options Outstanding as of December 31, 2006			Options Exercisable and Vested as of December 31, 2006
Exercise Price	Number	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
$0.29	747,103	7.78	260,732	$0.29	7.78
0.35	100,000	3.41	100,000	0.35	3.41
0.38	15,000	8.95	3,750	0.38	8.95
0.40	1,082,896	6.12	884,647	0.40	6.12
0.57	2,390,000	9.75	—	0.57	9.75

	4,334,999	8.35	1,249,129	$0.37	6.16

Options Outstanding as of March 31, 2007 (unaudited)			Options Exercisable and Vested as of March 31, 2007
Exercise Price	Number	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
$0.29	671,895	7.61	269,470	$0.29	7.61
0.35	100,000	3.16	100,000	0.35	3.16
0.38	15,000	8.70	4,688	0.38	8.70
0.40	950,396	5.97	827,314	0.40	5.97
0.57	2,062,561	9.47	140,292	0.57	9.47
1.14	365,000	9.86	—	1.14	9.86

	4,164,852	8.25	1,341,764	$0.39	6.34

The weighted-average per share fair value of options granted during the years ending December 31, 2005 and 2006 and the three months ended March 31, 2007 (unaudited) was $0.37, $8.42 and $10.50 per share, respectively.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS 123(R), Share-Based Payment, using the modified prospective transition method, which requires the measurement and recognition of compensation expense in the financial statements for all unvested awards granted to employees and directors from January 1, 2006 and all

DEVAX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

share-based payment awards granted, modified and settled to the Company’s employees from January 1, 2006, and unrecognized stock-based compensation is recognized on a straight-line basis over the period during which the options vest, which is generally over four years.

In March 2004, the Company completed it Series C convertible preferred stock offering at $2.96 per share, and the Board determined the fair value of the common stock to be $0.29 per share. In October 2005, the Company completed it Series D convertible preferred stock offering at $3.77 per share, and the Board determined the fair value of the common stock to be $0.38 per share. In early 2006, the Company determined the fair value of the common stock to be $0.57 per share. As of December 31, 2006, the fair value of the common stock continued to be $0.57 per share. All stock options granted by the Company were intended by the Board to have exercise prices per share not less than fair market value per share of the Company’s common stock underlying those stock options on their respective dates of grant. The Board determined these fair values in good faith based on the best information available to the Board and Company’s management at the times of the grants. Although the Company believes these determinations accurately reflect the historical value of the Company’s common stock, management has reassessed the valuation of the common stock, assuming the completion on an initial public offering, for the purpose of calculating stock-based compensation expense for all stock options granted after the date of the Series D convertible preferred stock offering in October 2005. In arriving at the reassessed fair value of the common stock at the various dates on which stock options were granted, the Company re-reviewed both the Company’s internal developments and important external developments that affected the value of the common stock subsequent to October 2005.

The original weighted average exercise prices and the reassessed fair values of stock options granted to employees subsequent to October 2005, along with the resulting weighted average intrinsic values, were as follows:

Grants Made during the Quarter Ended	Number of Options Granted	Exercise Price	Weighted Average Fair Value	Weighted Average Intrinsic Value
December 31, 2005	15,000	$0.38	$3.39	$3.01
March 31, 2006	519,000	0.57	3.39	2.82
June 30, 2006	15,000	0.57	4.25	3.68
September 30, 2006	57,000	0.57	6.25	5.68
December 31, 2006	1,800,000	0.57	9.97	9.40

The Company has recorded stock-based compensation expense based on the fair value of stock options granted as shown in the table above.

The Company’s financial statements for the year ended December 31, 2006 and for the three months ended March 31, 2007 reflect the effect of SFAS 123(R). In accordance with the modified prospective transition method, the Company’s financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Stock-based compensation expense recognized for the year ended December 31, 2006 included:

•	Compensation expense for stock-based awards granted to employees subsequent to January 1, 2006 based on the grant date reassessed fair value, as shown in the table above, of $707,824.

•	Compensation expense for stock-based awards granted to non-employees prior to January 1, 2006 that were earned during the year ended December 31, 2006 of $295,630.

DEVAX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The effect of the change of recording stock-based compensation expense under the provisions of SFAS 123(R) was as follows:

Impact from SFAS 123(R)	Year Ended December 31, 2006
Operating expenses
Research and development	$344,044
General and administrative	363,820

Total stock-based compensation expense	$707,824

Effective on basic and diluted net loss per common share	$0.35

Under FAS 123(R), the Company estimated the fair value of stock options using the Black-Scholes option valuation model. The fair value of employee stock options is being amortized on a straight-line basis over the requisite service period of the awards and was estimated using the following weighted-average assumptions for the year ended December 31, 2006:

Year Ended December 31, 2006
Expected volatility	70%
Risk free rate	4.49% to 4.95%
Dividend yield	0%
Expected term (in years)	6.0

The expected term of stock options represents the average period the stock options are expected to remain outstanding and is based on the vesting terms, contractual terms and information derived from industry peer group data as the Company did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The expected stock price volatility assumptions for stock options was determined by examining the historical volatilities for the industry peer group as the Company did not have any trading history for the Company’s common stock. The Company will continue to analyze the historical stock price volatility and expected term assumptions as more historical data for the Company’s common stock becomes available. The risk-free interest rate assumption was based on U.S. Treasury instruments whose term was consistent with the expected term of the Company’s stock options. The expected dividend assumption is based on the Company’s history and expectation of dividend payouts.

SFAS 123(R) requires stock option forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on the Company’s historical experience. Prior to the adoption of SFAS 123(R), the Company accounted for forfeitures as they occurred.

No income tax benefit has been recognized relating to stock-based compensation expense and no tax benefits have been realized from exercised stock options. The implementation of SFAS 123(R) did not have an impact on cash flows from financing activities for the year ended December 31, 2006.

During the three months ended March 31, 2007 (unaudited), the Company granted stock options to employees to purchase 365,000 shares of common stock with a weighted-average grant date fair value of $9.11 per share. As of December 31, 2006, there was total unrecognized compensation cost of $18,545,290 related to employee stock options, which is expected to be recognized over a period of four years.

DEVAX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Non-Employee Stock-based Compensation

During the years ended December 31, 2004, 2005 and 2006, the Company granted stock options for 15,000 shares exercisable at $0.29 per share, 42,500 shares exercisable at $0.29 per share and 32,000 shares exercisable at $0.57 per share, respectively in exchange for services from non-employee consultants. The Company did not grant stock options to non-employees during the three months ended March 31, 2007 (unaudited). Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock options are earned, generally over their vesting period. The Company believes that the estimated fair value of the stock options is more readily measurable than the fair value of the services rendered.

The fair value of the stock options granted to non-employees has been calculated at each reporting date using the Black-Scholes options pricing model using the following assumptions:

	Year Ended December 31,			March 31,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
Risk-free interest rate	4.58%	4.47%	4.44%	4.4%	4.72%
Expected life (in years)	7	7	7	7	7
Dividend yield	0%	0%	0%	0%	0%
Expected volatility	70%	70%	70%	70%	70%

Stock-based compensation expense pertaining to non-employees fluctuates as the estimated fair value of the common stock fluctuates. In connection with the grant of stock options to non-employees, the Company recorded stock-based compensation charges of $8,513, $556,768, $295,630 and $927,480 for the years ended December 31, 2004, 2005, 2006, and cumulatively for the period from inception to December 31, 2006, respectively. The Company recorded non-employee stock-based compensation charges of $15,908 and $140,053 for the three months ended March 31, 2006 and 2007 (unaudited), respectively.

9. Income Taxes

Due to the Company’s operating losses, there was no provision for federal or state income taxes for all periods presented. The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets were as follows:

	Year Ended December 31,
	2005	2006
Deferred tax assets:
Net operating loss carryforwards	$6,621,000	$9,604,000
Research and development credit carryforwards	552,000	869,000
Depreciation and amortization	303,000	245,000
Accrued liabilities	17,000	23,000
Other, net	230,000	313,000

	7,723,000	11,054,000
Valuation allowance	(7,723,000)	(11,054,000)

	$—	$—

The Company has established a full valuation allowance against its deferred tax assets due to the uncertainty surrounding realization of such assets.

DEVAX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The provision (benefit) for taxes based on loss before taxes differs from the amount obtained by applying the statutory tax rate as follows:

	Year Ended December 31,
	2004	2005	2006
Income taxes at statutory rates	$(1,607,000)	$(2,213,000)	$(2,874,000)
State income tax, net of federal benefit	(264,000)	(359,000)	(425,000)
Permanent items	(1,000)	28,000	285,000
Research and development tax credits	(157,000)	(233,000)	(317,000)
Change in valuation allowance	2,029,000	2,777,000	3,331,000

	$—	$—	$—

As of December 31, 2006, the Company had net operating loss carryforwards of approximately $24.0 million and $20.9 million available to reduce future taxable income, if any, for federal and California state income tax purposes, respectively. The federal net operating loss carryforward begins expiring in 2019, and state net operating loss carryforward begins expiring in 2013.

As of December 31, 2006, the Company had research and development (“R&D”) credit carryforwards of approximately $0.5 million available to reduce future taxable income, if any, for both federal and California state tax purposes. The federal credit carryforwards begin expiring in 2020, and the state credits carryforward indefinitely.

The Tax Reform Act of 1986 limits the use of net operating loss carryforwards in certain situations where changes occur in the stock ownership of a company. In the event the Company has had a change in ownership, utilization of the carryforwards could be limited.

In July 2006, the Financial Accounting Standards Board issued Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on the de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure requirements for uncertain tax positions. We adopted the provisions of FIN 48 effective January 1, 2007 (unaudited).

The adoption of FIN 48 did not impact our results of operations or financial position. As of January 1, 2007, we had net deferred tax assets of $11.1 million, which are primarily composed of federal and state tax net operating loss (“NOL”) carryforwards and federal and state R&D credit carryforwards. Due to uncertainties surrounding our ability to generate future taxable income to realize these assets, a full valuation has been established to offset our net deferred tax asset. Additionally, the future utilization of our NOL and R&D tax credit carryforwards to offset future taxable income may be subject to a substantial annual limitation as a result of ownership changes that may have occurred previously or that could occur in the future. Until we have determined whether such an ownership change has occurred, and until the amount of any limitation becomes known, no amounts are being presented as an uncertain tax position in accordance with FIN 48. Management believes that the amount subject to limitation could be significant. Any carryforwards that will expire prior to utilization as a result of such limitations will be removed from deferred tax assets with a corresponding reduction of the valuation allowance. Due to the existence of the valuation allowance, future changes in our unrecognized tax benefits will not impact our effective income tax rate.

DEVAX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The tax years 1999 through 2006 remain open to examination by the major taxing jurisdictions to which we are subject.

10. Related Party Transaction

The Company’s chairman of the board, who is the general partner of a venture capital firm that has invested in the Company, is the only member of the board who is paid for his services as a board member. The chairman of the board was paid $36,000 for such service in each of 2004, 2005 and 2006 and $9,000 in the first quarter 2007.

11. Subsequent Events (Unaudited)

In April 2007, the Board of Directors approved the following actions:

•	An increase in the number of authorized shares of common stock from 23,000,000 to 75,000,000.

•	Creation of 5,000,000 authorized shares of blank check preferred.

•

The 2007 Equity Incentive Plan under which 1,000,000 shares of common stock are reserved for future issuance. The plan provides for the issuance of stock options, stock appreciation rights, restricted stock units, performance stock units and other stock-based awards.

•

An amendment to the Certification of Incorporation that provides for accrued dividends on Series B and Series C convertible preferred stock to be converted to common stock rather than paid in cash. Such accrued dividends will be converted into common stock at 90% of the initial public offering price.

•

The 2007 Employee Stock Purchase Plan under which 200,000 shares of common stock are reserved for issuance. The plan provides for the purchase of common stock at 85% of the lower of the stock price on the purchase period commencement date or purchase period ending date.

•

A 401(k) Profit Sharing Plan and Trust covering substantially all of its employees. Company contributions to the plan are discretionary and as of April 30, 2007 no contributions have been made under this plan.

Axxess® Stent Implant Procedure

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Stent seating

Full deployment

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            shares

Common Stock

PROSPECTUS

                         , 2007

Bear, Stearns & Co. Inc.

Thomas Weisel Partners LLC

CIBC World Markets

A.G. Edwards

Until                          , 2007, all dealers that effect transactions in these securities may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold overallotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the sale of the common stock being registered hereunder, all of which will be paid by us. All of the amounts shown are estimates except for the Securities and Exchange Commission registration fee, The Nasdaq Global Market application fee and the NASD filing fee.

SEC registration fee	$2,609.50
NASD filing fee	$ 9,000.00
Nasdaq Global Market listing application fee	$100,000.00
Printing expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue sky fees and expenses	*
Transfer Agent fees	*
Miscellaneous	*

Total	$ *

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Our amended and restated certificate of incorporation limits, to the maximum extent permitted by the DGCL, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. Our amended and restated certificate of incorporation and amended and restated bylaws provide that we shall indemnify our officers and directors and may indemnify our employees and other agents to the fullest extent permitted by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify any person made a party to an action (other than an action by or in the right of the corporation) by reason of the fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action (other than an action by or in the right of the corporation), has no reasonable cause to believe his or her conduct was unlawful. As permitted by our bylaws, we have entered into indemnification agreements with our officers and directors.

Our directors and officers are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities and against which they cannot be indemnified by us.

Reference is made to the indemnification and contribution provisions of the underwriting agreement to be filed by amendment as Exhibit 1.1 to this registration statement.

Item 15. Recent Sales of Unregistered Securities

The following is a summary of transactions by us from March 1, 2004 through the date of this registration statement involving sales of our securities that were not registered under the Securities Act:

1. In March 2004, we issued and sold to seven accredited investors an aggregate of 3,040,540 shares of Series C convertible preferred stock at a purchase price per share of $2.96, plus associated warrants to purchase an additional 912,163 shares of Series C convertible preferred stock for an aggregate purchase price of $8,999,998.

2. In October 2005, we issued and sold to 34 accredited investors an aggregate of 8,488,062 shares of Series D convertible preferred stock at a purchase price per share of $3.77 for an aggregate purchase price of $31,999,993. In addition we issued a warrant to purchase shares of Series D convertible preferred stock, with an exercise price of $3.77, to our placement agent in such offering.

We used the proceeds of the foregoing sales of securities for working capital and other general corporate purposes. We did not employ any underwriters, brokers or finders in connection with any of the transactions set forth above.

The sales of the securities listed above were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 or Section 4(2) of the Securities Act or, with respect to issuances to employees, Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the instruments representing such securities issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit No.	Description
1.1	Form of Underwriting Agreement*
3.1	Sixth Amended and Restated Certificate of Incorporation*
3.2	Amended and Restated Bylaws*
4.1	Specimen common stock certificate*
4.2	Third Amended and Restated Investor Rights Agreement dated October 21, 2005, among Devax, Inc. and certain of its stockholders
4.3	Warrant to Purchase Shares of Common Stock, issued to Europe Biosensors S.A.
4.4	Form of Warrant to Purchase Shares of Series C Preferred Stock
4.5	Warrant to Purchase Shares of Series D Preferred Stock, issued to Piper Jaffray & Co.
5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation*
10.1	1999 Equity Incentive Plan†
10.2	2007 Stock Incentive Plan†
10.3	Form of Stock Option Agreement under 1999 Stock Incentive Plan†
10.4	Form of Stock Option Agreement under 2007 Stock Incentive Plan†*
10.5	2007 Employee Stock Purchase Plan†
10.6	Amended and Restated Patent and Know-How Exclusive License Agreement, dated April 30, 2007, by and among Jacques Seguin, Claude Laborde and Devax, Inc. (1)
10.7	License Agreement, dated December 22, 2003, as amended May 1, 2007, by and between Biosensors Europe SA, as successor-in-interest to Occam International, B.V., and Devax, Inc. (1)
10.8	Master License Agreement, dated as of March 21, 2003 as amended April 12, 2007, by and between Devax, Inc. and Surmodics, Inc. (1)

Exhibit No.	Description
10.9	Surmodics–Modified Product Agreement, dated as of March 21, 2003, as amended January 31, 2005, July 1, 2006 and April 1, 2007, by and between Devax, Inc. and Surmodics, Inc. (1)
10.10	Employment Agreement, dated November 9, 2006, by and between Devax, Inc. and Stephen L. Wilson†
10.11	Employment Agreement, dated November 22, 2006, by and between Devax, Inc. and Paul R. Buckman†
10.12	Severance Agreement, dated April 25, 2007, by and between Devax, Inc. and Paul R. Buckman†
10.13	Severance Agreement, dated April 25, 2007, by and between Devax, Inc. and Jeffrey H. Thiel†
10.14	Severance Agreement, dated April 25, 2007, by and between Devax, Inc. and Stephen L. Wilson†
10.15	Severance Agreement, dated December 12, 2006, by and between Devax, Inc. and R. John Elicker†
10.16	Severance Agreement, dated December 12, 2006, by and between Devax, Inc. and Brett A. Trauthen†
10.17	Severance Agreement, dated December 12, 2006, by and between Devax, Inc. and Paul Gasser†
10.18	Lease, dated January 29, 2007, by and between Calwest Industrial Properties, LLC and Devax, Inc.
10.19	Lease (Multi-Tenant; Net), dated June 30, 2003, as amended September 15, 2006, by and between The Irvine Company and Devax, Inc.
23.1	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1)
23.2	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney (included on the signature page to this Registration Statement).

*	To be filed by amendment.
†	Indicates management contract or compensatory plan or arrangement
(1)	Pursuant to a request for confidential treatment, portions of this Exhibit have been redacted from the publicly filed document and have been furnished separately to the SEC as required by Rule 406 under the Securities Act.

(b)	Financial Statement Schedules

All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the financial statements or related notes.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

4. That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 4th day of May, 2007.

DEVAX, INC.

By:	/s/ PAUL R. BUCKMAN
Paul R. Buckman Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of Devax, Inc., do hereby constitute and appoint Paul R. Buckman and Stephen L. Wilson, or either of them, our true and lawful attorneys-in-fact and agents, with full power to sign for us or any of us in our names and in any and all capacities, any and all amendments (including post-effective amendments) to this registration statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents required in connection therewith, and each of them with full power to do any and all acts and things in our names and in any and all capacities, which such attorneys-in-fact and agents may deem necessary or advisable to enable Devax, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this registration statement; and we hereby do ratify and confirm all that the such attorneys-in-fact and agents, or either of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MICHAEL HENSON Michael Henson	Chairman of the Board	May 4, 2007

/s/ PAUL R. BUCKMAN Paul R. Buckman	Chief Executive Officer, Director (Principal Executive Officer)	May 4, 2007

/s/ STEPHEN L. WILSON Stephen L. Wilson	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 4, 2007

/s/ JEFFREY THIEL Jeffrey Thiel	Director	May 4, 2007

/s/ BEAT MERZ Beat Merz	Director	May 4, 2007

/s/ JOHN SITES John Sites	Director	May 4, 2007

/s/ GREGG STONE, M.D. Gregg Stone, M.D.	Director	May 4, 2007

/s/ MICHAEL SWEENEY Michael Sweeney	Director	May 4, 2007

/s/ CASEY TANSEY Casey Tansey	Director	May 4, 2007